AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                               DECEMBER 17, 1998
==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              OLD NATIONAL BANCORP
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                  INDIANA                                6021
       -------------------------------       ----------------------------
       (State or other jurisdiction of       (Primary Standard Industrial
        incorporation or organization)        Classification Code Number)

                                   35-1539838
                      ------------------------------------
                      (I.R.S. Employer Identification No.)

          420 MAIN STREET, EVANSVILLE, INDIANA  47708, (812) 464-1434
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JEFFREY L. KNIGHT, ESQ.                  TIMOTHY M. HARDEN, ESQ.
CORPORATE SECRETARY & GENERAL COUNSEL    ANDREW B. BUROKER, ESQ.
ONE NATIONAL BANCORP                     KRIEG DEVAULT ALEXANDER & CAPEHART, LLP
420 MAIN STREET                          ONE INDIANA SQUARE, SUITE 2800
EVANSVILLE, INDIANA  47708               INDIANAPOLIS, INDIANA  46204-2017
(812) 464-1363                           (317) 636-4341
(AGENT FOR SERVICE)                      (COPY TO)
--------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, or agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE
======================================================================================================
Title of each class         Amount          Proposed maximum      Proposed maximum         Amount of
   of securities             to be           offering price      aggregate offering       registration
 to be registered         registered            per unit               price                  fee
------------------------------------------------------------------------------------------------------
   COMMON STOCK,             UP TO               $ N/A              $16,888,248              $4,695
   NO PAR VALUE         315,116 SHARES
======================================================================================================

                    ----------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             DULANEY BANCORP, INC.
                               415 ARCHER AVENUE
                           MARSHALL, ILLINOIS  62441

_______________, 1998

Dear Shareholders:

            I am pleased to invite you to attend a special meeting of shareholders of Dulaney Bancorp, Inc. on:

                     _______________, _______________, 1999
                               _____:_____ __.m.

                           _________________________
                           Marshall, Illinois  62441

            The purpose of the Special Meeting is to consider and vote upon the proposed merger between Dulaney Bancorp and Old National Bancorp pursuant to the Agreement of Affiliation and Merger, dated November 5, 1998, by and between Dulaney Bancorp and ONB. Under the terms of the Agreement, Dulaney Bancorp will merge with and into ONB, and each outstanding share of Dulaney Bancorp Common Stock will be converted into the right to receive 10.683 shares of ONB Common Stock, as described in the Agreement, a copy of which is attached to the accompanying Proxy Statement-Prospectus. The exchange ratio will be adjusted if, among other reasons, ONB issues a stock dividend prior to closing the merger.

            The Board of Directors of Dulaney Bancorp believes that the proposed merger between ONB and Dulaney Bancorp is in the best interests of the shareholders of Dulaney Bancorp and the customers and employees of Dulaney National Bank and the communities which the Bank serves. Your Board of Directors has unanimously approved the Agreement and recommends that the shareholders approve it.

            We have enclosed a Notice of Special Meeting of Shareholders and a Proxy Statement-Prospectus containing information about the Special Meeting and the proposed merger. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the merger without attending the special meeting. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the envelope we have provided. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

            Please give this matter your careful consideration.

                                   Sincerely,


                                   William F. George
                                   Secretary-Treasurer

                             DULANEY BANCORP, INC.
                               415 ARCHER AVENUE
                           MARSHALL, ILLINOIS  62441

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      to be held on _______________, 1999

To Our Shareholders:

            A Special Meeting of Shareholders of Dulaney Bancorp, Inc. ("Dulaney Bancorp") will be held on:

                          ________, ____________, 1999
                                  _____ __.m.
                      ___________________________________
                           _________________________
                           Marshall, Illinois  62441

The purposes of the Special Meeting are:

1. To consider and vote upon the proposed merger between Dulaney Bancorp and Old National Bancorp, Evansville, Indiana ("ONB"), pursuant to the Agreement of Affiliation and Merger ("Agreement"), dated November 5, 1998, by and between ONB and Dulaney Bancorp. Dulaney Bancorp will merge with and into ONB. Under the terms of the merger, each outstanding share of Dulaney Bancorp Common Stock will be converted into the right to receive 10.683 shares of ONB Common Stock, as described in the Agreement. The Agreement, which describes the terms of the merger in great detail, is attached as Appendix A to the accompanying Proxy Statement- Prospectus; and

2. To transact such other business which may properly be presented at the Special Meeting or any adjournment thereof.

            Only shareholders of record at the close of business on ____________, 1998 are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof.

            Notice is also given that Dulaney Bancorp shareholders are entitled to assert dissenters' rights under Illinois law with respect to the proposed merger with ONB, provided that they comply with the provisions of Sections 11.65 and 11.70 of the Illinois Business Corporation Act of 1983, as amended, a copy of which is attached as Appendix B to the accompanying Proxy Statement-Prospectus.

            Please do not send your stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your stock certificates.

                                          BY ORDER OF THE BOARD OF DIRECTORS


____________, 1998                        WILLIAM F. GEORGE
                                          SECRETARY-TREASURER

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                                                     PROXY STATEMENT
       PROSPECTUS                                          FOR
           OF                                       SPECIAL MEETING OF
   OLD NATIONAL BANCORP                                SHAREHOLDERS
        FOR UP TO                                           OF
315,116 SHARES OF COMMON STOCK                      DULANEY BANCORP, INC.
      (NO PAR VALUE)                         TO BE HELD ON ____________, 1999

                      ------------------------------------

            The Board of Directors of Old National Bancorp and Dulaney Bancorp, Inc. have agreed that ONB will acquire Dulaney Bancorp in a merger transaction ("Affiliation"). After the Affiliation, Dulaney Bancorp will no longer exist, but Dulaney National Bank will become a wholly-owned subsidiary of ONB. The Affiliation will enable the Bank to offer more products and services to its customers. Dulaney Bancorp's Board of Directors believes the Affiliation is in the best interests of the shareholders of Dulaney Bancorp.

            As a Dulaney Bancorp shareholder, you will receive 10.683 shares of ONB Common Stock for each share of Dulaney Bancorp stock you own on the date of the Affiliation. If this exchange results in you owning a fractional share of ONB Common Stock, ONB will pay you cash for the fractional share. The number of shares of ONB Common Stock you receive as a result of the Affiliation will be proportionally increased or decreased if ONB issues a stock dividend or stock split between now and the closing date of the Affiliation, or if the average price per share of ONB Common Stock on certain dates preceding the effective date of the Affiliation is greater than $52.525 per share or less than $42.975 per share as reported on the NASDAQ National Market System (see "PROPOSED AFFILIATION -- Exchange of Dulaney Bancorp Common Stock"). ONB's Common Stock is traded on the NASDAQ National Market System under the symbol OLDB.

            YOUR VOTE IS VERY IMPORTANT. The Affiliation cannot be completed unless the holders of at least a majority of the outstanding shares of Dulaney Bancorp approve it. The special meeting of shareholders to vote on the Affiliation will be held on:

                         __________, ____________, 1999
                                  _____ __.m.
                             Dulaney National Bank
                               415 Archer Avenue
                           Marshall, Illinois  62441

            This Proxy Statement-Prospectus provides you with detailed information about the meeting and the Affiliation and the stock options. In addition, you may obtain information about ONB from documents it has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

                      ------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

SHARES OF ONB COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                      ------------------------------------

             THE DATE OF THIS PROXY STATEMENT IS ____________, 1998
              AND IS MAILED TO SHAREHOLDERS ON ____________, 1998.

                               TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

SUMMARY.......................................................................iv

SUMMARY OF SELECTED FINANCIAL DATA..........................................viii

GENERAL INFORMATION............................................................1

PROPOSED AFFILIATION...........................................................2
            Description of the Affiliation.....................................2
            Background of and Reasons for the Affiliation......................3
            Recommendation of the Board of Directors...........................5
            Exchange of Dulaney Bancorp Common Stock...........................5
            Rights of Dissenting Shareholder of Dulaney Bancorp................6
            Resale of ONB Common Stock by Affiliates of Dulaney Bancorp........8
            Conditions to the Affiliation......................................9
            Termination .......................................................9
            Restrictions Affecting Dulaney Bancorp............................10
            Regulatory Approvals..............................................11
            Accounting Treatment for the Affiliation..........................11
            Effective Time....................................................12
            Management, Personnel and Employee Benefits After the Affiliation.12

FEDERAL INCOME TAX CONSEQUENCES...............................................13
            Tax Opinion ......................................................14
            Tax Consequences to ONB and Dulaney Bancorp.......................14
            Tax Consequences to Dulaney Bancorp Shareholders..................14

COMPARATIVE PER SHARE DATA....................................................16
            Nature of Trading Market..........................................16
            Dividends   ......................................................17
            Existing and Pro Forma Per Share Information......................18

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION............................21

DESCRIPTION OF ONB............................................................28
            Business    ......................................................28
            Acquisition Policy and Pending Transactions.......................29
            Incorporation of Certain Information by Reference.................29

DESCRIPTION OF DULANEY BANCORP................................................30
            Business    ......................................................30

            Properties  ......................................................30
            Litigation  ......................................................31
            Employees   ......................................................31
            Management  ......................................................31
            Security Ownership of Management..................................32
            Certain Transactions..............................................33

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATION OF DULANEY BANCORP...........................34
            Basis of Presentation.............................................34
            Results of Operations.............................................34
            Financial Condition...............................................40
            Year 2000 Issues..................................................49

REGULATORY CONSIDERATIONS.....................................................52
            Bank Holding Company Regulation...................................52
            Capital Adequacy Guidelines for Bank Holding Companies............53
            Bank Regulation...................................................53
            Bank Capital Requirements.........................................54
            Branches and Affiliates...........................................55
            FDICIA      ......................................................56
            Deposit Insurance.................................................57
            Additional Matters................................................57

COMPARISON OF COMMON STOCK....................................................58
            Authorized But Unissued Shares....................................58
            Preemptive Rights.................................................59
            Dividend Rights...................................................60
            Voting Rights.....................................................61
            Dissenters' Rights................................................62
            Liquidation Rights................................................63
            Redemption  ......................................................63
            Anti-Takeover Provisions..........................................64
            Director Liability................................................67
            Director Nominations..............................................67

LEGAL OPINIONS................................................................68

EXPERTS     ..................................................................68

OTHER MATTERS.................................................................69

FORWARD-LOOKING STATEMENTS....................................................69

AVAILABLE INFORMATION.........................................................70

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................71

INDEX TO FINANCIAL STATEMENTS............................................... F-1

                                    SUMMARY

            This summary highlights some of the information contained in this Proxy Statement-Prospectus. Because this is a summary, it does not contain all the information that may be important to you. To understand the Affiliation fully and for a more complete description of the legal terms of the Affiliation, you should read carefully this entire document and the documents we have referred you to.


THE PARTIES TO THE AFFILIATION

OLD NATIONAL BANCORP
420 Main Street
Evansville, Indiana 47708
(812) 464-1434

ONB is the second largest independent bank holding company headquartered in the State of Indiana. We own and operate 17 affiliate banks with 112 offices located in the three state area of Indiana, Illinois, and Kentucky. As of September 30, 1998, our total assets were approximately $6.0 billion and our ratio of total capital to risk-adjusted assets was 13.27%. This capital ratio is well in excess of applicable regulatory requirements. See "DESCRIPTION OF ONB."


DULANEY BANCORP, INC.
415 Archer Avenue
Marshall, Illinois  62441
(217) 826-2392

Dulaney Bancorp is an Illinois corporation and a bank holding company located in Marshall, Illinois. It owns all of the outstanding shares of common stock of Dulaney National Bank ("Bank"), which is organized as a national banking association. As of September 30, 1998, Dulaney Bancorp had total assets of approximately $42.4 million and its ratio of total capital to risk-adjusted assets was 31.89%. See "DESCRIPTION OF DULANEY BANCORP."

THE AFFILIATION

Description of the Affiliation. We propose an affiliation in which Dulaney Bancorp merges into ONB. When the Affiliation is completed, Dulaney Bancorp will cease to exist. Following the Affiliation, the Bank will be a wholly owned subsidiary of ONB.

Exchange of Dulaney Bancorp Common Stock. As a Dulaney Bancorp shareholder, each of your shares of Dulaney Bancorp Common Stock automatically will become exchangeable for 10.683 shares of ONB's common stock, subject to adjustment if, among other reasons, ONB issues a stock dividend prior to closing the Affiliation or if the average price per share of ONB Common Stock on certain dates preceding the effective date of the Affiliation is greater than $52.525 per share or less than $42.975 per share as reported on the NASDAQ National Market System. See "PROPOSED AFFILIATION -- Exchange of Dulaney Bancorp Common Stock." The total number of shares of ONB common stock you will receive therefore (absent any required adjustment) will be equal to 10.683 times the number of shares of Dulaney Bancorp Common Stock you own. ONB will not issue fractional shares. Instead, you will receive the value of any fractional share in cash, based upon the market value of ONB's common stock. Following the Affiliation, you will be entitled to exchange your shares of Dulaney Bancorp Common Stock by sending your share certificates and a form we will send you to

ONB, which will then exchange them for shares of ONB's common stock. For example, if you owned ten shares of Dulaney Bancorp Common Stock, after the Affiliation you will send in the letter of transmittal and your old Dulaney Bancorp certificates and in exchange you will receive 106 shares of ONB's common stock and check for the market value of 0.83 of one share. The price at which ONB Common Stock traded on ____________, 1998, as reported by the NASDAQ National Market System, was $_____ per share. See "PROPOSED AFFILIATION -- Exchange of Dulaney Bancorp Common Stock" and Appendix A to this Proxy Statement.

Reasons for the Affiliation. In considering the Affiliation with ONB, the Board of Directors of Dulaney Bancorp collected and evaluated a variety of economic, financial and market information regarding ONB and its affiliate banks, their respective businesses and ONB's reputation and future prospects. In the opinion of the Board of Directors of Dulaney Bancorp, favorable factors included ONB's strong earnings and stock performance, its management, the compatibility of its markets to those of the Bank and the attractiveness of ONB's offer from a financial perspective. The Board also considered the potential benefits of owning ONB Common Stock. ONB's Common Stock is traded in the over-the-counter market and reported on the NASDAQ National Market System, as compared to Dulaney Bancorp Common Stock which has no established public trading market. The Board of Directors of Dulaney Bancorp also determined that the Affiliation would have a positive, long-term impact on the Bank's customers and employees and the communities served by the Bank. See "PROPOSED AFFILIATION -- Background of and Reasons for the Affiliation."

Recommendation of the Board of Directors of Dulaney Bancorp. The Board of Directors of Dulaney Bancorp believes that the Affiliation is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the Affiliation. See "PROPOSED AFFILIATION -- Recommendation of the Board of Directors."

Conditions to the Affiliation. The completion of the Merger depends on a number of conditions being met. In addition to our compliance with the Agreement of Affiliation and Merger, these include:

- Approval of the Agreement of Affiliation and Merger by the holders of at least a majority of the outstanding shares of Dulaney Bancorp Common Stock.

- Receipt of a legal opinion that, for federal income tax purposes, ONB, Dulaney Bancorp and Dulaney Bancorp's shareholders who exchange their shares for shares of ONB Common Stock will not recognize any gain or loss as a result of the Affiliation, except in connection with the payment of cash instead of fractional shares. This opinion will be subject to various limitations and we recommend that you read the fuller description of tax consequences provided in this document beginning at page 13.

See "PROPOSED AFFILIATION -- Conditions to Consummation."

Termination of the Affiliation. ONB and Dulaney Bancorp can agree at any time to terminate the Agreement of Affiliation and Merger without completing the Affiliation, even if the shareholders of Dulaney Bancorp have approved it. Also, either of such parties can decide, without the consent of the other, to terminate the merger agreement if, among other reasons:

- The other party has breached or misrepresented any warranty contained in the merger agreement.

- The other party has breached or failed to comply with any covenant contained in the merger agreement.

- Certain claims, proceedings or litigation have been commenced or threatened.

- ONB, Dulaney Bancorp or the Bank experience a material adverse change since September 30, 1998.

-     The Affiliation has not been completed by July 31, 1999.

See "PROPOSED AFFILIATION -- Termination."

Effective Time of the Affiliation. ONB and Dulaney Bancorp anticipate that the Affiliation will be completed during the first quarter of 1999. See "PROPOSED AFFILIATION -- Effective Time."

Management, Personnel and Operations After the Affiliation. After the Affiliation takes place, Dulaney Bancorp will no longer exist. The Board of Directors and officers of the Bank will remain unchanged following the Affiliation. The employees of the Bank will receive the benefits under the current policies and employee benefit plans of ONB. See "PROPOSED AFFILIATION -- Description of the Affiliation", "-- Management, Personnel and Operations After the Affiliation" and "DESCRIPTION OF DULANEY BANCORP -- Management."

Federal Income Tax Consequences to Shareholders of Dulaney Bancorp. In general, we expect that for federal income tax purposes you will not recognize gain or loss as a result of the exchange of your shares of Dulaney Bancorp Common Stock for shares of ONB Common Stock. However, if you receive cash in exchange for your shares of Dulaney Bancorp Common Stock (in lieu of fractional shares), you will recognize capital gain or loss on such exchange. We urge you to consult with your tax advisors with respect to the tax consequences of the Affiliation to you. See "FEDERAL INCOME TAX CONSEQUENCES."

Dissenters' Rights. You have dissenters' rights established by Illinois law which entitle you to receive cash for your shares of Dulaney Bancorp Common Stock. In the event that holders of greater than 10% of the outstanding shares of Dulaney Bancorp Common Stock become entitled, by exercise of dissenters' rights or otherwise, to receive cash instead of ONB Common Stock, the Affiliation will not qualify as a pooling-of-interests transaction for accounting purposes and ONB would have the right to terminate the Agreement. In order to exercise your dissenter's rights, you must follow certain procedures, including filing certain notices and not voting your shares in favor of the Affiliation. You will not receive any shares of ONB Common Stock if you dissent and follow all of the required procedures. Instead, you will only receive the value of your stock in cash. The relevant sections of Illinois law governing this process are attached to this document as Appendix B. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Dulaney Bancorp."

Resale of ONB Common Stock. Certain resale restrictions apply to the sale or transfer of shares of ONB Common Stock issued to directors, executive officers and 10% shareholders of Dulaney Bancorp in exchange for their shares of Dulaney Bancorp Common Stock. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by Affiliates of Dulaney Bancorp."

Comparative Shareholder Rights. If the Affiliation is completed, and you have not exercised your dissenter's rights, you will become a shareholder of ONB. As a result, your rights as a shareholder, which are now governed by Illinois law and the Articles of Incorporation and Bylaws of Dulaney Bancorp, will be governed by Indiana law and ONB's Articles of Incorporation and Bylaws. See "COMPARISON OF COMMON STOCK."

Trading Market for Common Stock. There is presently no established public trading market for shares of Dulaney Bancorp Common Stock. Shares of ONB Common Stock are traded in the over-the-counter market and stock prices are reported on the NASDAQ National Market System. The closing price of ONB Common Stock as reported by the NASDAQ National Market System was $52 7/8 per share on November 13, 1998, the business day before the Affiliation was publicly announced, and was $_____ per share on ____________, 1998. Assuming the Affiliation had been completed on ____________, 1998, you and the other Dulaney Bancorp would have received, in exchange for all of the shares of Dulaney Bancorp Common Stock, shares of ONB Common Stock having a total market value of $____________, which represents $_____ per share of Dulaney Bancorp Common Stock (including cash received in lieu of any fractional share interest). See "COMPARATIVE PER SHARE DATA."

SPECIAL MEETING

Date, Time and Place of Special Meeting. __________, ____________, 1999, at _____ __.m., local time, at the Bank located at 415 Archer Avenue, Marshall, Illinois 62441.

Purposes of Special Meeting. At the Dulaney Bancorp special meeting, you will be asked:

-     to approve the merger of our company with ONB; and

- to act upon any other items that may be submitted to a vote at the special meeting.

See "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS" and the discussions under the captions "GENERAL INFORMATION" and "PROPOSED AFFILIATION."

Required Shareholder Vote. In order to approve the Affiliation, the holders of at least a majority of the issued and outstanding shares of Dulaney Bancorp Common Stock must vote in its favor.

Directors and executive officers of Dulaney Bancorp beneficially own in the aggregate, directly and indirectly, approximately 16.88% of the outstanding shares of Dulaney Bancorp Common Stock. See "GENERAL INFORMATION", "PROPOSED AFFILIATION -- Conditions to Affiliation" and "DESCRIPTION OF DULANEY BANCORP -- Security Ownership of Management."

Shares Outstanding and Entitled to Vote. As of September 30, 1998, there were 29,497 shares of Dulaney Bancorp Common Stock outstanding. You can vote at the special meeting of Dulaney Bancorp if you owned Dulaney Bancorp Common Stock at the close of business on ____________, 1998. See "GENERAL INFORMATION."

Proxies. You can revoke your proxy at any time before it is exercised by delivering a later dated proxy to Dulaney Bancorp or by written notice delivered to the Secretary of Dulaney Bancorp. See "GENERAL INFORMATION."

                   SUMMARY OF SELECTED FINANCIAL DATA -- ONB
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

      The following summary sets forth selected consolidated financial information relating to ONB. This information should be read in conjunction with the financial statements and notes incorporated herein by reference.

                                                           1997          1996          1995           1994          1993
                                                        ----------    ----------    ----------     ----------    ----------
RESULTS OF OPERATIONS
  (Taxable equivalent basis)
  Interest income                                       $  430,318    $  404,514    $  389,131     $  343,852    $  336,890
  Interest expense                                         207,935       189,574       186,500        146,152       144,427
                                                        ----------    ----------    ----------     ----------    ----------
  Net interest income                                      222,383       214,940       202,631        197,700       192,463
  Provision for loan losses                                 12,022        10,711         7,135          7,754        10,359
                                                        ----------    ----------    ----------     ----------    ----------
  Net interest income after provision for loan
     losses                                                210,361       204,229       195,496        189,946       182,104
  Noninterest income                                        46,707        44,357        39,594         34,876        33,993
  Noninterest expense                                      150,021       150,495       147,315        147,295       135,259
                                                        ----------    ----------    ----------     ----------    ----------
  Income from continuing operations before
     income taxes                                          107,047        98,091        87,775         77,527        80,838
  Income taxes                                              41,382        38,406        33,836         28,524        30,268
                                                        ----------    ----------    ----------     ----------    ----------
  Net income from continuing operations                     65,665        59,685        53,939         49,003        50,570
  Discontinued operations                                  (5,005)           494             0              0             0
                                                        ----------    ----------    ----------     ----------    ----------
  Net income                                            $   60,660    $   60,179    $   53,939     $   49,003    $   50,570
                                                        ==========    ==========    ==========     ==========    ==========
YEAR-END BALANCES
                                                        ==========
  Total assets                                          $5,688,215    $5,365,657    $5,103,195     $4,909,804    $4,748,112
  Total loans, net of
    unearned income                                      3,730,202     3,466,909     3,261,746      3,098,820     2,810,453
  Total deposits                                         4,298,730     4,268,024     4,183,082      3,875,752     3,898,967
  Shareholders' equity                                     477,203       458,526       461,424        440,671       435,406
PER SHARE DATA (ON CONTINUING OPERATIONS)(1)
  Net income - basic                                    $     2.37    $     2.08    $     1.82     $     1.61    $     1.66
  Net income - diluted (2)                                    2.29          2.02          1.77           1.57          1.62
  Cash dividends paid                                         0.88          0.84          0.80           0.76          0.66
  Book value at year-end                                     17.38         16.31         15.78          14.62         14.25
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
  Return on assets                                            1.20%         1.16%         1.09%          1.03%         1.09%
  Return on equity (3)                                       14.47         13.18         12.01          10.92         11.38
  Equity to assets                                            8.43          8.90          8.99           9.35          9.58
  Primary capital to assets                                   9.23          9.71          9.85          10.25         10.43
  Net charge-offs to average loans                            0.20          0.30          0.26           0.28          0.25
  Allowance for loan losses to average loans                  1.30          1.24          1.28           1.43          1.57

--------------------------------------------------------
(1) Restated for all stock dividends and stock splits.
(2) Assumes the conversion of ONB's subordinated debentures.
(3) Excludes unrealized gains (losses) on investment securities.

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              Nine Months ended September 30,
                                                              -------------------------------
                                                                   1998             1997
                                                               -----------      -----------
RESULTS OF OPERATIONS
(Taxable equivalent basis)
     Interest income                                           $   337,329      $   319,851
     Interest expense                                              166,417          153,650
                                                               -----------      -----------
     Net interest income                                           170,912          166,201
     Provision for loan losses                                       8,947            8,631
                                                               -----------      -----------
     Net interest income after provision for loan losses           161,965          157,570
     Noninterest income                                             40,192           34,154
     Noninterest expense                                           116,574          112,710
                                                               -----------      -----------
     Income from continuing operations before income taxes          85,583           79,014
     Income taxes                                                   32,076           30,399
                                                               -----------      -----------
     Net income from continuing operations                          53,507           48,615
     Discontinued operations                                       (9,854)              395
                                                               -----------      -----------
     Net income                                                $    43,653      $    49,010
                                                               ===========      ===========
YEAR-END BALANCE
     Total assets                                              $ 5,987,432      $ 5,613,559
     Total loans, net of unearned income                         4,037,555        3,642,188
     Total deposits                                              4,371,549        4,263,681
     Shareholders' equity                                          493,194          469,644
PER SHARE DATA (ON CONTINUING OPERATIONS) (1)
     Net income - basic                                        $      1.94      $      1.75
     Net income - diluted (2)                                         1.88             1.70
     Cash dividends paid                                              0.69             0.66
     Book value at period-end                                        17.90            17.09
SELECTED PERFORMANCE RATIOS (ON CONTINUING OPERATIONS)
(based on averages)
     Return on assets                                                 1.22 %           1.19 %
     Return on equity (3)                                            15.17            14.33
     Equity to assets                                                 8.45             8.36
     Primary capital to assets                                        9.19             9.25
     Net charge-offs to average loans                                 0.18             0.21
     Allowance for loan losses to average loans                       1.28             1.28

--------------------------------------------------------------

     (1) Restated for all stock dividends.
     (2) Assumes the conversion of ONB's subordinated debentures.
     (3) Excludes unrealized gains (losses) on investment securities.

             SUMMARY OF SELECTED FINANCIAL DATA -- DULANEY BANCORP

         The following table presents financial data for Dulaney Bancorp. This summary should be read in conjunction with the consolidated financial statements and the notes thereto of Dulaney Bancorp contained elsewhere herein.

     This historical financial data as of and for the three years ended December 31, 1997 have been derived from the audited financial statements of Dulaney Bancorp included elsewhere in this Proxy Statement-Prospectus. The historical financial data as of and for the two years ended December 31, 1994 have been derived from the audited financial statements of Dulaney Bancorp not included herein. The financial data as of and for nine months ended September 30, 1998 and 1997 have been derived from Dulaney Bancorp unaudited financial statements, included herein. The results for the nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the entire year.

                                                                                       Year ended December 31,
                                                                           ------------------------------------------------
                                                                             1997      1996      1995      1994      1993
                                                                           --------  --------  --------  --------  --------
                                                                            (Dollars in Thousands, except per share data)
STATEMENT OF INCOME DATA:
     Interest income                                                       $ 2,996   $ 2,976   $ 2,754   $ 2,407   $ 2,290
     Interest expense                                                       (1,155)   (1,184)   (1,107)     (984)   (1,091)
                                                                           -------   -------   -------   -------   -------
              Net interest income                                            1,841     1,792     1,647     1,423     1,199
     Provision for possible loan losses                                        ---       ---       ---       ---       ---
                                                                           -------   -------   -------   -------   -------
     Net interest income after provision for possible loan losses            1,841     1,792     1,647     1,423     1,199
     Noninterest income                                                         48        52        70        34        57
     Noninterest expense                                                       864       836       877       841       837
                                                                           -------   -------   -------   -------   -------
              Income before income taxes                                     1,025     1,008       840       616       419
     Income tax expense                                                        250       215       165       110        65
                                                                           -------   -------   -------   -------   -------
              Net income                                                   $   775       793   $   675       506   $   354
                                                                           =======   =======   =======   =======   =======
PER SHARE DATA:
     Net income-basic                                                      $ 26.28     26.89   $ 22.89     17.16   $ 12.01
     Net income-fully diluted                                                26.28     26.89     22.89     17.16     12.01
     Dividends declared                                                     45.67%    35.46%    39.26%    29.05%    24.97%
     Book value per common share                                            246.41    233.40    219.33    190.31    181.06
BALANCE SHEET DATA:
     Total assets                                                           40,986    42,150    40,685    39,656    39,708
     Investment in debt securities:
         Available-for-sale                                                 16,862    18,380    19,345     5,620
         Held-to-maturity                                                      ---       ---       ---    14,557    20,010
                                                                           -------   -------   -------   -------   -------
              Total investments in debt securities                          16,862    18,380    19,345    20,177    20,010
     Loans, net of unearned interest                                        19,382    17,962    15,819    13,833    13,726
     Allowance for possible loan losses                                        471       487       536       497       486
     Deposits:
         Noninterest-bearing                                                 4,348     4,776     4,267     4,428     4,735
         Interest-bearing                                                   29,018    30,156    29,598    29,391    29,480
              Total deposits                                                33,366    34,932    33,865    33,819    34,215
     Stockholders' equity                                                    7,268     6,885     6,470     5,614     5,341
EARNINGS PERFORMANCE RATIOS:
     Return on average assets                                                1.80%     1.91%     1.68%     1.28%     1.23%
     Return on average equity                                                7.89%     7.97%     8.87%     9.07%     9.33%

                                       x


                                                                                       Year ended December 31,
                                                                           ------------------------------------------------
                                                                             1997      1996      1995      1994      1993
                                                                           --------  --------  --------  --------  --------
                                                                            (Dollars in Thousands, except per share data)
ASSET QUALITY RATIOS:
     Net loan charge-offs (recoveries) to average loans                     0.09%     0.29%    -0.26%    -0.08%    -0.03%
     Allowance for possible loan losses to loans                            2.43%     2.17%     3.39%     3.59%     3.54%
     Allowance for possible loan losses to  non performing loans            2.89%     2.99%     3.08%     3.16%     4.28%
     Non performing loans to loans                                          2.53%     2.77%     1.99%     2.50%     0.39%
     Non performing assets to loans plus foreclosed property and
         repossessions                                                      2.53%     2.77%     1.99%     2.50%     0.39%
CAPITAL RATIOS:
     Tier 1 capital to risk-adjusted assets                                31.37%    30.51%    30.46%    31.42%    29.21%
     Total capital to risk-adjusted assets                                 32.63%    31.77%    31.73%    32.69%    30.48%
     Leverage ratio                                                        17.10%    15.75%    14.92%    14.14%    13.31%

                                                                                       Nine months ended September 30,
                                                                                       -------------------------------
                                                                                              1998         1997
                                                                                            ---------    ---------
                                                                                (Dollars in Thousands, except per share data)
STATEMENT OF INCOME DATA:
      Interest income                                                                       $   2,199    $   2,213
      Interest expense                                                                            878          854
                                                                                            ---------    ---------
                        Net interest income                                                     1,321        1,359
      Provision for possible loan losses                                                          -0-          -0-
                                                                                            ---------    ---------
      Net interest income after provision for possible loan losses                              1,321        1,359
      Noninterest income                                                                           55           46
      Noninterest expense                                                                         669          632
                                                                                            ---------    ---------
                        Income before income taxes                                                707          773
      Income tax expense                                                                          175          210
                                                                                            ---------    ---------
                        Net income                                                          $     532    $     563
                                                                                            =========    =========
PER SHARE DATA:
      Net income-basic                                                                      $   18.03        19.08
      Net income-fully diluted                                                                  18.03        19.08
      Dividends declared                                                                        3.54%        3.54%
      Book value per common share                                                              253.58       239.14
BALANCE SHEET DATA:
      Total assets                                                                             42,413       42,223
      Investment in debt securities:
            Available-for-sale                                                                 14,899       16,999
            Held-to-maturity                                                                      -0-          -0-
            Trading account                                                                       -0-          -0-
                                                                                            ---------    ---------
                        Total investments in debt securities                                   14,899       16,999
      Loans, net of unearned interest                                                          20,111       19,059
      Allowance for possible loan losses (w/Rex Loan)                                             488          498
      Deposits:
            Noninterest-bearing                                                                 5,502        5,403
            Interest-bearing                                                                   29,129       29,395
                                                                                            ---------    ---------
                        Total deposits                                                         34,631       34,798
      Stockholders' equity                                                                      7,480        7,054
EARNINGS PERFORMANCE RATIOS:
      Return on average assets                                                                  1.70%        1.87%
      Return on average equity                                                                 10.04%       10.83%
ASSET QUALITY RATIOS:
      Net loan charge-offs (recoveries) to average loans                                       -0.09%       -0.07%
            Allowance for possible loan losses to loans                                         2.43%        2.61%
      Allowance for possible loan losses to  non performing loans                             323.18%       82.59%
      Non performing loans to loans                                                             0.75%        3.16%
      Non performing assets to loans plus foreclosed property and
            repossessions                                                                       0.75%        3.16%
CAPITAL RATIOS:
      Tier 1 capital to risk-adjusted assets                                                   30.63%       30.76%
      Total capital to risk-adjusted assets                                                    31.89%       32.02%
      Leverage ratio                                                                           17.35%       16.34%

       PROSPECTUS                              PROXY STATEMENT
          OF                                         OF
      OLD NATIONAL                          DULANEY BANCORP, INC.
        BANCORP


                -----------------------------------------------

                        SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                             DULANEY BANCORP, INC.

                        TO BE HELD ON ____________, 1999

                -----------------------------------------------

                              GENERAL INFORMATION

            This Proxy Statement is furnished to the shareholders of Dulaney Bancorp in connection with the solicitation by its Board of Directors of proxies for use at the Special Meeting of Shareholders to be held on __________, ____________, 1999, at _____ __.m., local time, at Dulaney National Bank, located at 415 Archer Avenue, Marshall, Illinois 62441. This Proxy Statement is first being mailed to shareholders of Dulaney Bancorp on ____________, 1998.

            The purposes of the Special Meeting of Shareholders is to consider and vote upon the proposed merger ("Affiliation") between Dulaney Bancorp and Old National Bancorp ("ONB") and transact such other business which may properly be presented at the Special Meeting or any adjournment thereof. In the Affiliation, Dulaney Bancorp will merge into ONB and the separate existence of Dulaney Bancorp will cease. Each share of Dulaney Bancorp Common Stock will convert into the right to receive 10.683 shares of ONB Common Stock, subject to adjustment. See "PROPOSED AFFILIATION."

            The affirmative vote of the holders of at least a majority of the outstanding shares of Dulaney Bancorp Common Stock is required for approval of the Affiliation. Only holders of Dulaney Bancorp Common Stock of record at the close of business on ____________, 1998 ("Record Date") are entitled to notice of, and to vote at, the Special Meeting. There were 29,497 shares of Dulaney Bancorp Common Stock outstanding on the Record Date, which were held of record by approximately 70 shareholders. For each matter to be voted on at the Special Meeting, each share of Dulaney Bancorp Common Stock is entitled to one vote.

            The cost of soliciting proxies will be borne by Dulaney Bancorp. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and certain employees of Dulaney Bancorp who will not be specially compensated for such soliciting.

            The shares represented by proxies properly signed and returned will be voted at the Special Meeting as instructed by the shareholders of Dulaney Bancorp giving the proxies. In the absence of specific instructions to the contrary, proxies will be voted FOR approval of the Affiliation, all as described in this Proxy Statement and in accordance with the recommendation of the Board of Directors of Dulaney Bancorp with respect to any other matter which may properly be presented at the Special Meeting. Dissenting Dulaney Bancorp shareholders are entitled to certain appraisal rights with respect to the Affiliation. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Dulaney Bancorp." Any shareholder giving a proxy has the right to revoke it at any time before it is exercised. Therefore, execution of a proxy will not affect a shareholder's right to vote in person if he or she attends the Special Meeting. Revocation may be made by a later dated proxy delivered to Dulaney Bancorp, by written notice received by the Secretary of Dulaney Bancorp prior to the Special Meeting, or by written notice delivered to the Secretary of Dulaney Bancorp at the Special Meeting. To be effective, any revocation must be received before the proxy is voted.

                              PROPOSED AFFILIATION

            At the Special Meeting, the shareholders of Dulaney Bancorp will consider and vote upon approval of the Affiliation, certain features of which are summarized below. The following summary of certain aspects of the Affiliation does not purport to be a complete description of the terms and conditions of the Affiliation and is qualified in its entirety by reference to the Agreement, which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

DESCRIPTION OF THE AFFILIATION

            In the Affiliation, Dulaney Bancorp will merge with and into ONB. ONB will be the surviving corporation in the Affiliation and the separate corporate existence of Dulaney Bancorp will cease. As a result, Dulaney National Bank (the "Bank") will become a wholly-owned subsidiary of ONB.

            As of September 30, 1998, Dulaney Bancorp had consolidated assets of $42.413 million, consolidated deposits of $34.631 million, consolidated shareholders' equity of $7.480 million and consolidated net income for the nine months then ended of $532,000. Based upon the pro forma financial information included elsewhere in this Proxy Statement and assuming that the Affiliation had been consummated on September 30, 1998, Dulaney Bancorp represented as of such date 0.70% of the consolidated assets of ONB, 0.75% of its consolidated deposits, 1.42% of its consolidated shareholders' equity and, for the nine month period then ended, 1.14% of its consolidated net income. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

BACKGROUND OF AND REASONS FOR THE AFFILIATION

            Historically banking laws in Illinois and many other states prohibited banks from expanding outside of their home counties. Many changes have occurred in recent years, first permitting in-state acquisitions by bank holding companies, then permitting regional interstate acquisitions and currently permitting virtual nationwide expansion opportunities. These developments stimulated aggressive acquisition activity among financial institutions located in Illinois and neighboring states, resulting in the entry of large bank holding companies into virtually every attractive market in the Midwestern United States. Moreover, developments and deregulation in the financial services industry generally have led to further increases in competition for bank services. Compounded by the significant increase in bank regulatory burdens over the past several years, these competitive factors have created an environment in which it is increasingly difficult for community banks such as the Bank to achieve the economies of scale necessary to compete effectively.

            The Board of Directors also considered several strategic alternatives including remaining independent, growing through acquisitions, and seeking a merger partner. After evaluation of financial, economic, legal and market considerations, the Board of Directors concluded that seeking a potential merger partner was in the best interests of the shareholders. Beginning in May, 1998, representatives of Dulaney Bancorp discussed with representatives of ONB a possible Affiliation. On June 25, 1998, ONB sent a letter to Dulaney Bancorp explaining its intention to affiliate with Dulaney Bancorp. After continued discussions, due diligence and the negotiation of a definitive agreement, the Board of Directors of Dulaney Bancorp determined that the Affiliation with ONB was in the best interests of Dulaney Bancorp and its shareholders and voted to approve the Affiliation on October 15, 1998. The definitive Agreement of Affiliation and Merger was signed November 5, 1998.

            In determining to pursue the Affiliation with ONB, the Board of Directors specifically considered financial, managerial and other information regarding ONB and its affiliate banks. In particular, the Board of Directors considered, evaluated and compared ONB's and Dulaney Bancorp's respective businesses, financial condition, reputation and future prospects. The earnings history and stock performance of ONB were carefully reviewed with a view towards the investment potential for shareholders of Dulaney Bancorp.

            Among other items considered in this evaluation were the prospects of Dulaney Bancorp and the Bank, as separate institutions and as combined with
ONB: the compatibility of ONB's affiliate bank's markets to those of Bank's market; the price offered by ONB to Dulaney Bancorp shareholders and the anticipated tax-free nature of the Affiliation to the shareholders of Dulaney Bancorp receiving solely ONB Common Stock in exchange for their shares of Dulaney Bancorp Common Stock; the possibility of increased liquidity through ownership of ONB Common Stock as compared to Dulaney Bancorp Common Stock because ONB Common Stock is traded in the over-the-counter market and share prices are reported on the NASDAQ National Market System; regulatory requirements; relevant price information involving recent comparable bank acquisitions which occurred in the Midwest United States; and an analysis of alternatives to affiliating with ONB, including other potential acquirors.

            The Board of Directors of Dulaney Bancorp also considered the impact of the Affiliation on the Bank's customers and employees and the communities served by the Bank. ONB's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs was considered, as was the opportunity for training, education, growth and advancement of the Bank's employees within ONB or one of its affiliates. The Board of Directors of Dulaney Bancorp examined ONB's continuing commitment to the communities served by institutions previously acquired by ONB. Further, from the standpoint of the Bank's customers, it was anticipated that more products and services would become available because of ONB's greater resources.

            Based upon the foregoing factors, the Board of Directors of Dulaney Bancorp concluded that it was in the best interests of Dulaney Bancorp and its shareholders to merge with ONB.

RECOMMENDATION OF THE BOARD OF DIRECTORS

            THE BOARD OF DIRECTORS OF DULANEY BANCORP HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE AGREEMENT AND THE AFFILIATION AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF DULANEY BANCORP APPROVE THE AFFILIATION.

EXCHANGE OF DULANEY BANCORP COMMON STOCK

            Under the terms of the Agreement, shareholders of Dulaney Bancorp of record upon consummation of the Affiliation will be entitled to receive 10.683 shares of ONB Common Stock ("Exchange Ratio"), subject to adjustment, if any, for stock splits, stock dividends or any similar recapitalization of ONB and subject to further adjustment as follows: If the Average Price Per Share of ONB Common Stock exceeds $52.525, then the Exchange Ratio shall be adjusted such that each share of Dulaney Common Stock shall be converted into the number of shares of ONB Common Stock resulting from the following formula: (i) $561.12 divided by Average Price Per Share; (ii) if the Average Price Per Share of ONB Common Stock is less than $42.972, then the Exchange Ratio shall be adjusted such that each share of Dulaney Common Stock shall be converted into the number of shares of ONB Common Stock resulting from the following formula: $459.10 divided by Average Price Per Share; and (iii) if the Average Price Per Share of ONB Common Stock is not less than $42.975 nor more than $52.525, then there shall be no adjustment to the Exchange Ratio. For purposes of the foregoing, the Average Price Per Share of ONB Common Stock shall mean and be calculated based upon the average of the per share closing prices of ONB Common Stock as reported on the NASDAQ National Market System for the first five (5) business days on which trades of shares of ONB Common Stock are reported on the NASDAQ National Market System within the ten (10) calendar days immediately preceding the Effective Time.

            As of ____________, 1998, the closing price of ONB Common Stock was $_____ per share, as reported by the NASDAQ National Market System. If the Affiliation had been consummated on that date, the number of shares of ONB Common Stock and cash exchanged in the Affiliation would have been __________, with an aggregate value of approximately $__________.

            No fractional shares of ONB Common Stock will be issued to shareholders of Dulaney Bancorp in connection with the Affiliation. Each shareholder of Dulaney Bancorp who otherwise would be entitled to a fractional interest in a share of ONB Common Stock as a result of the Exchange Ratio will be paid a cash amount equal to such fractional interest multiplied by the market value of ONB Common Stock.

            After the effective time of the Affiliation, stock certificates previously representing Dulaney Bancorp Common Stock will represent only the right to receive shares of ONB Common Stock and cash for any fractional shares. Following the effective time of the Affiliation and prior to the surrender by holders of Dulaney Bancorp of their stock certificates to ONB in exchange for ONB Common Stock, such holders will not be entitled to receive payment of dividends or other distributions declared on shares of ONB Common Stock. Upon the subsequent exchange of such certificates, however, any accumulated dividends or other distributions previously declared and withheld on the shares of ONB Common Stock will be paid, without interest. At the effective time of the Affiliation, the stock transfer book of Dulaney Bancorp will be closed and no transfers of shares of Dulaney Bancorp Common Stock will thereafter be made. If, after the effective time of the Affiliation, certificates representing shares of Dulaney Bancorp Common Stock are presented for registration or transfer, they will be canceled and exchanged for shares of ONB Common Stock.

            Stock certificates representing shares of ONB Common Stock and any cash payment for fractional shares (without interest) will be made, after the effective time of the Affiliation, to each former shareholder of Dulaney Bancorp within twenty (20) business days following the shareholder's delivery to ONB of his or her certificate(s) representing shares of Dulaney Bancorp Common Stock. Instructions as to delivery of stock certificates of Dulaney Bancorp to ONB will be sent to each shareholder of Dulaney Bancorp shortly after the effective time of the Affiliation.

RIGHTS OF DISSENTING SHAREHOLDERS OF DULANEY BANCORP

            The Illinois Business Corporation Act of 1983, as amended ("IBCA"), provides shareholders of merging corporations with certain dissenters' rights. The dissenters' rights of shareholders of Dulaney Bancorp are set forth in Sections 11.65 and 11.70 of the IBCA, a copy of which is attached to this Proxy Statement as Appendix B. Shareholders will not be entitled to assert dissenters' rights absent strict compliance with the procedures of Illinois law.

            Section 11.65 of the IBCA provides that shareholders of Dulaney Bancorp have the right to demand payment for the "fair value" of their shares of Dulaney Bancorp Common Stock immediately before the Affiliation becomes effective. To claim this right, the shareholder must first:

            (a) deliver to Dulaney Bancorp before the vote is taken at the Special Meeting a written demand for payment for the shareholder's shares if the Affiliation is consummated; and

            (b) not vote in favor of the Affiliation in person or by proxy.

            Dissenting shareholders may send their written notice to Dale H. Murphy, President, Dulaney Bancorp, Inc., 415 Archer Avenue, Marshall, Illinois 62441.

            If the Affiliation is approved by the shareholders of Dulaney Bancorp, ONB will send a statement to those shareholders satisfying the above conditions within ten (10) days of the effective date of the Affiliation or thirty (30) days after the shareholder delivers his/her written demand for payment, whichever is later. The statement shall set forth the opinion of ONB as to the estimated value of shares, Dulaney Bancorp's latest balance sheet as of the end of the fiscal year ending not earlier than 16 months before delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and a commitment to pay for the shares of the dissenting shareholder at the estimated value thereof upon transmittal to ONB of the share certificates or other evidence of ownership with respect to such shares. The notice will state the procedures the dissenting shareholder thereafter must follow to exercise dissenters' rights in accordance with Illinois law.

            A Dulaney Bancorp shareholder who is sent such a statement and does not agree with the opinion of ONB as to the estimated value of the Dulaney Bancorp shares must notify ONB in writing of the shareholder's estimate of value of the Dulaney Bancorp shares and demand payment for the difference between the shareholder's estimated value of the Dulaney Bancorp shares and the amount of the payment offered by ONB. Dulaney Bancorp shareholders who do not notify ONB of their fair value estimate and demand payment as required and within applicable time periods are considered to have voted the shareholders' shares of Dulaney Bancorp Common Stock in favor of the Affiliation and are not entitled to receive payment for the shareholder's shares under Section 11.65 of the IBCA.

            THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS ADDRESSES ALL MATERIAL FEATURES OF THE APPLICABLE DISSENTERS' RIGHTS STATUTES UNDER THE LAWS OF THE STATE OF ILLINOIS BUT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED HERETO AS APPENDIX B.

            A SHAREHOLDER'S FAILURE TO COMPLY WITH THE STATUTORY REQUIREMENTS FOR EXERCISING DISSENTERS' RIGHTS WILL RESULT IN A LOSS OF SUCH RIGHTS, AND SHAREHOLDERS WHO MAY WISH TO EXERCISE DISSENTERS' RIGHTS SHOULD CONSIDER SEEKING LEGAL COUNSEL.

RESALE OF ONB COMMON STOCK BY AFFILIATES OF DULANEY BANCORP

            No restrictions on the sale or transfer of the shares of ONB Common Stock issued pursuant to the Affiliation will be imposed solely as a result of the Affiliation, other than restrictions on the transfer of such shares issued to any shareholder of Dulaney Bancorp who may be deemed to be an "affiliate" of Dulaney Bancorp for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% shareholders are deemed to be affiliates for purposes of Rule 145.

            The Agreement provides that Dulaney Bancorp will provide ONB with a list identifying each affiliate of Dulaney Bancorp. The Agreement also requires that each affiliate of Dulaney Bancorp deliver to ONB, prior to the effective time of the Affiliation, a written agreement to the effect that such affiliate
(1) has not sold, pledged, transferred, disposed of or otherwise reduced the affiliate's market risk with respect to the shares of Dulaney Bancorp Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the effective time, and (2) will not sell, pledge, transfer or otherwise dispose of or reduce the affiliate's market risk with respect to the shares of ONB Common Stock to be received by such person pursuant to the Agreement (i) until such time as financial results covering at least thirty (30) days of combined operations of Dulaney Bancorp and ONB have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies and (ii) unless done pursuant to an effective registration statement under the Securities Act or pursuant to Rule 145 or another exemption from the registration requirements under the Securities Act of 1933. The certificates representing ONB Common Stock issued to affiliates of Dulaney Bancorp in the Affiliation may contain a legend indicating these resale restrictions.

            This is only a general statement of certain restrictions regarding the sale or transfer of the shares of ONB Common Stock to be issued in the Affiliation. Therefore, those shareholders of Dulaney Bancorp who may be deemed to be affiliates of Dulaney Bancorp should consult with their legal counsel regarding the resale restrictions that may apply to them.

CONDITIONS TO THE AFFILIATION

            Consummation of the Affiliation is conditioned upon, among other items:

            - approval of the Affiliation by the affirmative vote of the holders of at least a majority of the outstanding shares of Dulaney Bancorp Common Stock;

            - receipt by ONB and Dulaney Bancorp of all applicable regulatory approvals required for the Affiliation;

            - receipt of an opinion of counsel with respect to certain federal income tax matters;

            - receipt by ONB of certain undertakings from affiliates of Dulaney Bancorp;

            - receipt by ONB and Dulaney Bancorp of certain officers' certificates and other legal opinions;

            - the accuracy at the effective time of the Affiliation of representations and warranties contained in the Agreement; and

            - the fulfillment of certain covenants set forth in the Agreement.

The conditions to consummation of the Affiliation, which are more fully enumerated in the Agreement, are requirements subject to unilateral waiver by the party entitled to the benefit of such conditions, as set forth in the Agreement. See "PROPOSED AFFILIATION -- Resale of ONB Common Stock by Affiliates of Dulaney Bancorp," "-- Regulatory Approvals", "FEDERAL INCOME TAX CONSEQUENCES" and Appendix A.

TERMINATION

            Either ONB or Dulaney Bancorp may terminate the Agreement before it is consummated (as set forth in the Agreement) if, among other reasons:

            - there has been a misrepresentation or a breach of any warranty set forth in the Agreement by Dulaney Bancorp or ONB which has had or could be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Dulaney Bancorp, the Bank or ONB;

            - ONB or Dulaney Bancorp has breached or failed to comply with any covenant set forth in the Agreement;

            - consummation of the Affiliation has become inadvisable or impracticable due to the commencement or threat of any claim, litigation or proceeding against ONB or Dulaney Bancorp or any subsidiary of ONB relating to the Agreement or which is likely to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB or Dulaney Bancorp;

            - there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB or Dulaney Bancorp, as of the effective time of the Affiliation as compared to that in existence as of June 30, 1998;

            - ONB cannot utilize the pooling-of-interests method of accounting for the Affiliation; or

            -           consummation of the Affiliation has not occurred by July
                        31, 1999.

Upon termination for any of these reasons, the Agreement will be of no further force or effect. See Appendix A.

RESTRICTIONS AFFECTING DULANEY BANCORP

            The Agreement contains a number of restrictions regarding the conduct of business of Dulaney Bancorp pending consummation of the Affiliation. Among other items, Dulaney Bancorp and the Bank may not, without the prior written consent of ONB:

            -           change its capital stock accounts;

            - distribute or pay any dividends, except that (A) the Bank may pay cash dividends to Dulaney Bancorp in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Dulaney Bancorp and to provide funds for Dulaney Bancorp dividends and (B) Dulaney Bancorp may pay to its shareholders its usual and customary semi-annual cash dividend of up to $6.00 per share for the semi-annual period ending December 31, 1998 and up to $3.00 per share for any quarter other than the quarter in which the Affiliation is completed;

            -           amend its Articles of Incorporation or By-Laws;

            - carry on their business other than substantially in the manner as conducted as of the date of the Agreement and in the ordinary course of business; or

            - negotiate or discuss with third parties relative to a merger, combination or sale of Dulaney Bancorp, except under certain limited circumstances.

See Appendix A.

REGULATORY APPROVALS

            The Affiliation requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"). ONB filed an application with the Federal Reserve for its prior approval of the Affiliation. The Federal Reserve has not approved the application as of the date of this Proxy Statement.

            Approval of the Affiliation by the Federal Reserve is not to be interpreted as the opinion of this regulatory authority that the Affiliation is favorable to the shareholders of Dulaney Bancorp from a financial point of view or that the regulatory authority has considered the adequacy of the terms of the Affiliation. An approval by the Federal Reserve in no way constitutes an endorsement or a recommendation of the Affiliation by such regulatory authority.

ACCOUNTING TREATMENT FOR THE AFFILIATION

            It is anticipated that the Affiliation will be accounted for as a "pooling-of-interests" transaction. Under this method of accounting, shareholders of ONB and Dulaney Bancorp will be deemed to have combined their existing voting common stock interests. See "OLD NATIONAL BANCORP PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".

            In order for the Affiliation to qualify for pooling-of-interests accounting treatment, among other items, 90% or more of the outstanding shares of Dulaney Bancorp Common Stock must be exchanged for ONB Common Stock. In the event the holders representing more than 10% of the outstanding shares of Dulaney Bancorp Common Stock become entitled by the exercise of dissenters' rights or otherwise to receive cash instead of ONB Common Stock, the

Affiliation would not qualify for pooling-of-interests method of accounting and ONB would have the right to terminate the Affiliation. See "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Dulaney Bancorp" and "PROPOSED AFFILIATION -- Termination."

EFFECTIVE TIME

            The Affiliation will become effective at the close of business on the day specified in the Articles of Merger of Dulaney Bancorp with and into ONB as filed with both the Indiana Secretary of State and the Illinois Secretary of State. The effective time of the Affiliation will occur on the last business day of the month following (1) the fulfillment of all conditions precedent to the Affiliation set forth in the Agreement and (2) the expiration of all waiting periods in connection with the bank regulatory applications filed for approval of the Affiliation, unless in each case otherwise mutually agreed to by ONB and Dulaney Bancorp.

            ONB and Dulaney Bancorp currently anticipate that Affiliation will be consummated during the first quarter of 1999.

MANAGEMENT, PERSONNEL AND EMPLOYEE BENEFITS AFTER THE AFFILIATION

            ONB will be the surviving corporation in the Affiliation and, upon consummation of the Affiliation, the separate corporate existence of Dulaney Bancorp will cease. Consequently, the directors and officers of Dulaney Bancorp will no longer serve in such capacities after the effective time of the Affiliation.

            The Bank will become a wholly-owned subsidiary of ONB. The Board of Directors and officers of the Bank serving at the effective time of the Affiliation will continue as the Board of Directors and officers of Bank after the effective time of the Affiliation. Following the effective time of the Affiliation, ONB, as the sole shareholder of Bank, will have the ability to elect the Board of Directors and officers of the Bank. The current officers of Bank will continue in their respective positions after the Affiliation, until the Board of Directors of Bank determines otherwise.

            Those persons who are full-time officers or employees of the Bank as of the effective time of the Affiliation, provided that these persons continue as full-time officers or employees of

Bank or any other subsidiary of ONB after the effective time of the Affiliation, will receive substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an employee of the Bank prior to the effective time of the Affiliation will be credited to each such employee for purposes of eligibility under ONB's employee welfare benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan"), the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"), and the ONB Employee Stock Ownership Plan ("ONB ESOP").

            Those officers and employees of the Bank who otherwise meet the eligibility requirements of the ONB Pension Plan, the ONB Profit Sharing Plan and the ONB ESOP, based upon their age and years of service to the Bank, shall become participants under the ONB Pension Plan on the January 1st which coincides with or next follows the effective time of the Affiliation, and shall become participants under the ONB Profit Sharing Plan and the ONB ESOP on the first day of the calendar month which coincides with or next follows the effective time of the Affiliation. Those officers and employees who do not meet the eligibility requirements of the ONB Pension Plan or ONB Profit Sharing Plan on such date shall become participants thereunder on the on the first "plan entry date" (as defined in the ONB Pension Plan, the ONB Profit Sharing Plan or the ONB ESOP, as the case may be) which coincides with or next follows the date on which such eligibility requirements are satisfied.

            The Dulaney Bancorp 401(k) Profit Sharing Plan ("Dulaney 401(k) Plan") shall be merged with the ONB Profit Sharing Plan, with all account balances maintained under the Dulaney 401(k) Plan becoming fully vested on the day on which the effective time of the Affiliation occurs. Until such Plans are merged, Dulaney Bancorp and the Bank may continue to make contributions to the Dulaney 401(k) Plan with contributions in comparable amounts to past contributions to such Plan.

                        FEDERAL INCOME TAX CONSEQUENCES

            The following discussion summarizes certain federal income tax aspects of the Affiliation. This discussion does not purport to cover all federal income tax consequences relating to the Affiliation and does not contain any information with respect to state, local or other tax laws.

TAX OPINION

            ONB and Dulaney Bancorp have requested the law firm of Krieg DeVault Alexander & Capehart, LLP to render an opinion that the Affiliation constitutes a tax-free reorganization and, with respect to certain federal income tax consequences of the Affiliation, substantially to the effect that the merger to be effected pursuant to the Affiliation constitutes a tax-free reorganization under the Internal Revenue Code of 1986, as amended ("Code") to each party thereto and to the shareholders of Dulaney Bancorp, except with respect to cash received by Dulaney Bancorp's shareholders for fractional share interests of ONB Common Stock or pursuant to the exercise of dissenters' rights.

            The opinion rendered by Krieg DeVault Alexander & Capehart, LLP will be based upon the assumption of certain facts to be stated in the opinion. Under the Agreement, the obligations of each of ONB and Dulaney Bancorp to consummate the Affiliation is conditioned upon the receipt of an opinion of counsel substantially to the effect as set forth above.

TAX CONSEQUENCES TO ONB AND DULANEY BANCORP

            The merger of Dulaney Bancorp with and into ONB constitutes a statutory merger under applicable law. Consequently, based upon the assumption of certain facts to be stated in the opinion, the merger of Dulaney Bancorp with and into ONB should constitute a tax-free reorganization. As a result, ONB and Dulaney Bancorp will recognize neither gain nor loss as a result of the Affiliation for federal income tax purposes.

TAX CONSEQUENCES TO DULANEY BANCORP SHAREHOLDERS

            A. Dulaney Bancorp Shareholders Receiving Solely ONB Common Stock
               --------------------------------------------------------------

            A Dulaney Bancorp shareholder who receives solely ONB Common Stock in exchange for all of the shares of Dulaney Bancorp Common Stock actually owned by the shareholder will not recognize any gain or loss upon such exchange for federal income tax purposes. See paragraph C. following for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of ONB Common Stock.

            B. Dissenting Dulaney Bancorp Shareholders Receiving Solely Cash
               -------------------------------------------------------------

            The transaction will result in income being recognized for federal income tax purposes for Dulaney Bancorp shareholders who dissent to the Affiliation and receive solely cash in exchange for their shares of Dulaney Bancorp Common Stock. A shareholder who receives solely cash for the shareholder's shares of Dulaney Bancorp Common Stock pursuant to the Affiliation through the exercise of dissenters' rights and, as a result of the surrender of all of the shareholder's shares of Dulaney Bancorp Common Stock, owns no Dulaney Bancorp Common Stock either directly or through the constructive ownership rules of Section 318 of the Code, would recognize capital gain or loss (assuming that the Dulaney Bancorp Common Stock is held by such shareholder as a capital asset) equal to the difference between the amount of the cash received and the shareholder's tax basis of its shares of Dulaney Bancorp Common Stock.

            C. Cash Received in Lieu of Fractional Shares
               ------------------------------------------

            A Dulaney Bancorp shareholder who receives cash in lieu of a fractional share interest of ONB Common Stock will be treated as having received such fraction of a share of ONB Common Stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of
Section 302 of the Code.

            THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE, IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER OF DULANEY BANCORP. THE ABOVE DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES ACQUIRED PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE RECEIVED AS COMPENSATION. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISOR WITH RESPECT TO ALL TAX CONSEQUENCES OF THE AFFILIATION TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES.

                           COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

            Shares of ONB Common Stock are traded in the over-the-counter market and share prices are reported by the NASDAQ National Market System under the symbol OLDB. On ____________, 1998, the business day immediately preceding the public announcement of the Affiliation, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $_____ per share. On ____________, 1998, the closing price of ONB Common Stock reported by the NASDAQ National Market System was $_____ per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of ONB Common Stock as reported by the NASDAQ National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by ONB.


                                        HIGH                LOW
             1995                       ----                ---
             ----
        First Quarter               $  30 63/64         $  29 19/32
        Second Quarter                 30 1/64             29 3/8
        Third Quarter                  29 51/64            29 19/32
        Fourth Quarter                 30 1/64             29 5/32

             1996
             ----
        First Quarter               $  30 24/64        $   29 19/32
        Second Quarter                 34 1/64             30 5/32
        Third Quarter                  34 1/8              32 7/8
        Fourth Quarter                 35 19/32            32 49/64

             1997
             ----
        First Quarter               $  35 61/64        $   34 17/32
        Second Quarter                 42 3/8              35 23/32
        Third Quarter                  43 21/64            41 43/64
        Fourth Quarter                 47 31/32            42 17/64

             1998
             ----
        First Quarter               $   47 3/4             45
        Second Quarter                  49                 47 3/4
        Third Quarter                   55 3/4             47 3/4

            There is no established public trading market for shares of Dulaney Bancorp Common Stock. Shares of Dulaney Bancorp Common Stock are traded in limited quantities in private transactions. Since there are no market makers for Dulaney Bancorp Common Stock and no recognized exchanges on which shares of Dulaney Bancorp Common Stock are traded, there is no published source of prices relating to transactions in Dulaney Bancorp Common Stock. Most trades occur as a result of private negotiations in isolated transactions, with the result that management of Dulaney Bancorp is not directly informed of the number of trades or prices at which shares of Dulaney Bancorp Common Stock are traded.

            The table below sets forth, for the periods indicated, the high and low trade prices for shares of Dulaney Bancorp Common Stock, the number of shares traded and the number of trades of Dulaney Bancorp Common Stock, based upon information received by management of Dulaney Bancorp. The last trade of Dulaney Bancorp Common Stock, the terms of which management of Dulaney Bancorp are aware, occurred in December, 1997 and involved the sale of Forty-four (44) shares at a price of $208.00 per share.

                                DULANEY BANCORP
                                ---------------
                                     NUMBER OF      TOTAL
                                      SHARES      NUMBER OF
                 HIGH       LOW       TRADED       TRADES
              ---------  ---------  -----------  -----------

  1995           ---        ---         ---          ---
  ----
  1996        $ 201.00   $ 200.00      1,426           7
  ----
  1997          208.00     201.00        215           2
  ----
  1998           ---        ---          ---         ---
  ----


            As of the Record Date, there were 70 holders of record of Dulaney Bancorp Common Stock.

DIVIDENDS

            The following table sets forth the per share cash dividends paid on shares of ONB Common Stock and Dulaney Bancorp Common Stock since January 1, 1996. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                             ONB              DULANEY BANCORP
                        COMMON STOCK (1)      COMMON STOCK (2)
                        ----------------     -----------------
     1996
     ----
First Quarter           $      .21           $     4.50
Second Quarter                 .21                  ---
Third Quarter                  .21                 4.50
Fourth Quarter                 .21                  ---

     1997
     ----
First Quarter           $      .22           $     6.00
Second Quarter                 .22                  ---
Third Quarter                  .22                 6.00
Fourth Quarter                 .22                  ---

     1998
     ----
First Quarter           $      .23           $     6.00
Second Quarter                 .23                  ---
Third Quarter                  .23                 6.00
Fourth Quarter                 .23                  ---

-------------------------

(1) There can be no assurance as to the amount of future dividends that may be declared or paid on shares of ONB Common Stock since dividend policies are subject to the discretion of the Board of Directors of ONB, general business conditions and dividends paid to ONB by its affiliate banks. For certain restrictions on the payment of dividends on shares of ONB Common Stock, see "COMPARISON OF COMMON STOCK -- Dividend Rights".
(2) The Agreement provides that Dulaney Bancorp may continue to pay its customary dividends. The Bank may pay cash dividends to Dulaney Bancorp in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Dulaney Bancorp and to provide funds for Dulaney Bancorp's dividends. See "DESCRIPTION OF DULANEY BANCORP -- Business".

EXISTING AND PRO FORMA PER SHARE INFORMATION

            The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro forma financial information included on pages 21 through 27 and has been restated to give effect to all stock dividends, including the 5% stock dividend issued by ONB on January 29, 1998. Equivalent per share data is calculated by multiplying the pro forma ONB information by the Exchange Ratio under the Agreement.


                                                    As Reported
                                       ---------------------------------------
                                                      Cash      Book Value at
                ONB                    Net Income   Dividends     Period End
------------------------------------   ----------   ---------   --------------
Nine Months Ended September 30, 1998   $    1.94    $    0.69   $      17.90
Year Ended December 31,
            1997                            2.37         0.88          17.38
            1996                            2.08         0.84          16.31
            1995                            1.82         0.80          15.78

                                                    As Reported
                                       ---------------------------------------
                                                      Cash      Book Value at
                Dulaney Bancorp        Net Income   Dividends     Period End
------------------------------------   ----------   ---------   --------------
Nine Months Ended September 30, 1998   $   18.03    $   12.00   $     233.58
Year Ended December 31,
            1997                           26.28        12.00         246.41
            1996                           26.89         9.00         233.40
            1995                           22.89         9.00         219.33

                                                       Net Income From Continuing Operations
                                         ------------------------------------------------------------------
                                                             Dulaney             ONB           Dulaney
                                            ONB              Bancorp          Pro Forma        Bancorp
                                         Pro Forma (1)     Equivalent (1)        (2)        Equivalent (2)
                                        ---------------   ----------------   ------------  ----------------
Nine Months Ended September 30, 1998      $   1.94          $  20.73            $ 1.92       $   20.51
Year Ended December 31,
            1997                              2.37             25.32              2.32           24.78
            1996                              2.08             22.22              2.07           22.11
            1995                              1.83             19.55              1.82           19.44

                                                                 Cash Dividends
                                         ------------------------------------------------------------------
                                                             Dulaney             ONB           Dulaney
                                            ONB              Bancorp          Pro Forma        Bancorp
                                         Pro Forma (1)     Equivalent (1)        (2)        Equivalent (2)
                                        ---------------   ----------------   ------------  ----------------
Nine Months Ended September 30, 1998      $   0.69          $   7.37            $ 0.69       $    7.37
Year Ended December 31,
            1997                              0.88              9.40              0.88            9.40
            1996                              0.84              8.97              0.84            8.97
            1995                              0.80              8.55              0.80            8.55


                                       19


                                         Shareholders' Equity
                                         ------------------------------------------------------------------
                                                             Dulaney             ONB           Dulaney
                                            ONB              Bancorp          Pro Forma        Bancorp
                                         Pro Forma (1)     Equivalent (1)        (2)        Equivalent (2)
                                        ---------------   ----------------   ------------  ----------------
As of September 30, 1998                  $  17.97          $   191.97          $ 17.81      $  190.26
As of December 31, 1997                      17.44              186.31            17.23         184.07

                                      Market Value of Common Stock
                                      ----------------------------
                                                       Dulaney
                                                       Bancorp
                                            ONB       Equivalent
                                          --------    ----------
As of ____________, 1998 (2)              $  52.88     $ 564.86


------------------------

(1) Considers the pending merger with Dulaney Bancorp. See "PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION".
(2) Considers the pending merger with Dulaney Bancorp as well as the pending merger as of September 30, 1998 with Southern Bancshares. See PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.
(3) Represents the last business day prior to the public announcement of the proposed merger with Dulaney Bancorp.

                              OLD NATIONAL BANCORP
               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

            The accompanying financial statements present a Pro Forma Condensed Combined Balance Sheet of ONB as of September 30, 1998 and Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1998 and for the years ended December 31, 1997, 1996 and 1995.

            The Pro Forma Condensed Combined Statements of Income for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996 and 1995 are presented giving effect to the pending merger as of January 1 of each of the years presented.

            The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed mergers under the pooling-of-interests method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the merger been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            As of September 30, 1998
                       (Unaudited---Dollars in Thousands)

ASSETS                                                       ONB             Dulaney          Adjustments          Pro Forma
                                                       ---------------   ---------------    ----------------    ---------------
Cash and due from banks............................    $       131,690   $         1,891    $                   $       133,581
Money market investments...........................             14,742             5,050                                 19,792
Investment securities..............................          1,570,566            14,899                              1,585,465
Loans..............................................          4,037,555            20,111                              4,057,666
Reserve for loan losses............................           (49,194)             (488)                               (49,682)
Excess cost over assets acquired...................             11,921                 0                                 11,921
Other intangibles..................................                  0                 0                                      0
Premises and equipment.............................             76,541               191                                 76,732
Other assets.......................................            193,611               759                                194,370
                                                       ---------------   ---------------    ----------------    ---------------
                                                       $     5,987,432   $        42,413    $              0    $     6,029,845
                                                       ===============   ===============    ================    ===============

LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits...........................................    $     4,371,549   $        34,631    $                   $     4,406,180
Medium term notes..................................             96,300                 0                                 96,300
Subordinated debentures............................             21,963                 0                                 21,963
Other borrowings...................................            917,418                 0                                917,418
Other liabilities..................................             88,008               301                                 88,309
                                                       ---------------   ---------------    ----------------    ---------------
    Total liabilities..............................    $     5,495,238   $        34,932    $              0    $     5,530,170

Common stock.......................................    $        27,495   $           800    $       (485)(a)    $        27,810
Capital surplus....................................            285,384               800              485(a)            286,669
Retained earnings..................................            157,864             5,620                                163,484
Net unrealized gain................................             21,451               261                                 21,712
                                                       ---------------   ---------------    ----------------    ---------------
  Total shareholders' equity.......................            492,194             7,481                   0            499,675
                                                       ---------------   ---------------    ----------------    ---------------
                                                       $     5,987,432   $        42,413    $              0    $     6,029,845
                                                       ===============   ===============    ================    ===============

Outstanding common shares..........................         27,495,208                                               27,810,324
                                                       ===============                                          ===============

Shareholders' equity per share.....................    $         17.90                                          $         17.97
                                                       ===============                                          ===============


ASSETS                                                   Bancshares         Adjustments          Pro Forma
                                                       ---------------    ----------------    ---------------
Cash and due from banks............................    $         9,731    $                   $       143,312
Money market investments...........................                 37                                 19,829
Investment securities..............................             40,561                              1,626,026
Loans..............................................            191,004                              4,248,670
Reserve for loan losses............................            (2,609)                               (52,291)
Excess cost over assets acquired...................              1,323                                 13,244
Other intangibles..................................              2,145                                  2,145
Premises and equipment.............................              5,552                                 82,284
Other assets.......................................              3,272                                197,642
                                                       ---------------    ----------------    ---------------
                                                       $       251,016    $              0    $     6,280,861
                                                       ===============    ================    ===============

LIABILITIES AND
SHAREHOLDERS' EQUITY
Deposits...........................................    $       221,455    $                   $     4,627,635
Medium term notes..................................                  0                                 96,300
Subordinated debentures............................                  0                                 21,963
Other borrowings...................................              1,687                                919,105
Other liabilities..................................              1,982                                 90,291
                                                       ---------------    ----------------    ---------------
    Total liabilities..............................    $       225,124    $              0    $     5,755,294

Common stock.......................................    $           698    $      1,004 (b)    $        29,512
Capital surplus....................................              1,200          (1,004)(b)            286,865
Retained earnings..................................             23,662                                187,146
Net unrealized gain................................                332                                 22,044
                                                       ---------------    ----------------    ---------------
  Total shareholders' equity.......................             25,892                   0            525,567
                                                       ---------------    ----------------    ---------------
                                                       $       251,016    $              0    $     6,280,861
                                                       ===============    ================    ===============

Outstanding common shares..........................                                                29,511,948
                                                                                              ===============

Shareholders' equity per share.....................                                           $         17.81
                                                                                              ===============

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
      (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                                                 As Reported                       As Reported
                                                           ------------------------                -----------

                                                               ONB         Dulaney      Pro Forma    Southern     Pro Forma
                                                           ------------   ---------    -----------   --------    -----------
Interest income..........................................  $    326,802   $   2,199    $   329,001   $ 13,829    $   342,830
Interest expense.........................................       166,417         878        167,295      6,486        173,781
                                                           ------------   ---------    -----------   --------    -----------
Net interest income......................................       160,385       1,321        161,706      7,343        169,049
Provision for loan losses................................         8,947           0          8,947        225          9,172
                                                           ------------   ---------    -----------   --------    -----------
Net interest income after provision for loan losses......       151,438       1,321        152,759      7,118        159,877
Noninterest income.......................................        40,192          55         40,247      4,233         44,480
Noninterest expense......................................       116,574         669        117,243      7,279        124,522
                                                           ------------   ---------    -----------   --------    -----------
Income before income taxes...............................        75,056         707         75,763      4,072         79,835
Provision for income taxes...............................        21,549         175         21,724      1,436         23,160
                                                           ------------   ---------    -----------   --------    -----------
Net income from continuing operations....................        53,507         532         54,039      2,636         56,675
Discontinued operations..................................       (9,854)           0              0          0              0
                                                           ------------   ---------    -----------   --------    -----------
Net income...............................................  $     43,653   $     532    $    44,185   $  2,636    $    46,821
                                                           ============   =========    ===========   ========    ===========
Net income from continuing operations per common
   share: (c)
            Assuming no dilution.........................  $       1.94                $      1.94               $      1.92
                                                           ============                ===========               ===========
            Assuming full dilution.......................  $       1.88                $      1.88               $      1.86
                                                           ============                ===========               ===========
Weighted average common shares outstanding: (c)
            Assuming no dilution.........................    27,575,431                 27,890,547                29,592,171
                                                           ============                ===========               ===========
            Assuming full dilution.......................    28,874,475                 29,189,591                30,891,215
                                                           ============                ===========               ===========

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
      (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                                                 As Reported                       As Reported
                                                           ------------------------                -----------
                                                               ONB        Dulaney     Pro Forma    Southern     Pro Forma
                                                           -----------   ---------   -----------   --------    -----------
Interest income..........................................  $   416,611   $  2,996    $   419,607   $ 19,083    $   438,690
Interest expense.........................................      207,936      1,155        209,091      8,979        218,070
                                                           -----------   --------    -----------   --------    -----------
Net interest income......................................      208,675      1,841        210,516     10,104        220,620
Provision for loan losses................................       12,022          0         12,022      1,539         13,561
                                                           -----------   --------    -----------   --------    -----------
Net interest income after provision for loan losses......      196,653      1,841        198,494      8,565        207,059
Noninterest income.......................................       46,707         48         46,755      4,913         51,668
Noninterest expense......................................      150,021        864        150,885      9,781        160,666
                                                           -----------   --------    -----------   --------    -----------
Income before income taxes...............................       93,339      1,025         94,364      3,697         98,061
Provision for income taxes...............................       27,674        250         27,924      1,283         29,207
                                                           -----------   --------    -----------   --------    -----------
Net income from continuing operations....................       65,665        775         66,440      2,414         68,854
Discontinued operations..................................      (5,005)          0        (5,005)          0        (5,005)
                                                           -----------   --------    -----------   --------    -----------
Net income...............................................  $    60,660   $    775    $    61,435   $  2,414    $    63,849
                                                           ===========   ========    ===========   ========    ===========
Net income from continuing operations per common
   share: (c)
            Assuming no dilution.........................  $      2.37               $      2.37               $      2.32
                                                           ===========               ===========               ===========
            Assuming full dilution.......................  $      2.29               $      2.29               $      2.29
                                                           ===========               ===========               ===========
Weighted average common shares outstanding: (c)
            Assuming no dilution.........................   27,699,484                28,014,600                29,716,224
                                                           ===========               ===========               ===========
            Assuming full dilution.......................   29,290,595                29,605,711                31,307,335
                                                           ===========               ===========               ===========

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
      (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                                                 As Reported                       As Reported
                                                           ------------------------                -----------
                                                               ONB       Dulaney     Pro Forma    Southern     Pro Forma
                                                           -----------  ---------   -----------   --------    -----------
Interest income..........................................  $   390,857   $ 2,976    $   393,833   $ 15,334    $   409,167
Interest expense.........................................      189,576     1,184        190,760      6,721        197,481
                                                           -----------   -------    -----------   --------    -----------
Net interest income......................................      201,281     1,792        203,073      8,613        211,686
Provision for loan losses................................       10,711         0         10,711        371         11,082
                                                           -----------   -------    -----------   --------    -----------
Net interest income after provision for loan losses......      190,570     1,792        192,362      8,242        200,604
Noninterest income.......................................       44,357        52         44,409      3,925         48,334
Noninterest expense......................................      150,495       836        151,331      7,659        158,990
                                                           -----------   -------    -----------   --------    -----------
Income before income taxes...............................       84,432     1,008         85,440      4,508         89,948
Provision for income taxes...............................       24,747       215         24,962      1,503         26,465
                                                           -----------   -------    -----------   --------    -----------
Net income from continuing operations....................       59,685       793         60,478      3,005         63,483
Discontinued operations..................................          494         0            494          0            494
                                                           -----------   -------    -----------   --------    -----------
Net income...............................................  $    60,179   $   793    $    60,972   $  3,005    $    63,977
                                                           ===========   =======    ===========   ========    ===========
Net income from continuing operations per common
   share: (c)
            Assuming no dilution.........................  $      2.08              $      2.08               $      2.07
                                                           ===========              ===========               ===========
            Assuming full dilution.......................  $      2.02              $      2.02               $      2.01
                                                           ===========              ===========               ===========
Weighted average common shares outstanding: (c)
            Assuming no dilution.........................   28,695,294               29,010,410                30,712,034
                                                           ===========              ===========               ===========
            Assuming full dilution.......................   30,290,022               30,605,138                32,306,762
                                                           ===========              ===========               ===========

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
      (Unaudited -- Dollars in Thousands, Except Share and Per Share Data)

                                                                 As Reported                       As Reported
                                                           ------------------------                -----------
                                                               ONB       Dulaney     Pro Forma    Southern     Pro Forma
                                                           -----------  ---------   -----------   --------    -----------
Interest income..........................................  $   375,736   $ 2,976    $   378,712   $ 13,661    $   392,373
Interest expense.........................................      186,500     1,184        187,684      5,335        193,019
                                                           -----------   -------    -----------   --------    -----------
Net interest income......................................      189,236     1,792        191,028      8,326        199,354
Provision for loan losses................................        7,135         0          7,135        356          7,491
                                                           -----------   -------    -----------   --------    -----------
Net interest income after provision for loan losses......      182,101     1,792        183,893      7,970        191,863
Noninterest income.......................................       39,594        52         39,646      2,450         42,096
Noninterest expense......................................      147,315       836        148,151      6,030        154,181
                                                           -----------   -------    -----------   --------    -----------
Income before income taxes...............................       74,380     1,008         75,388      4,390         79,778
Provision for income taxes...............................       20,441       215         20,656      1,386         22,042
                                                           -----------   -------    -----------   --------    -----------
Net income from continuing operations....................       53,939       793         54,732      3,004         57,736
Discontinued operations..................................            0         0              0          0              0
                                                           -----------   -------    -----------   --------    -----------
Net income...............................................  $    53,939   $   793    $    54,732   $  3,004    $    57,736
                                                           ===========   =======    ===========   ========    ===========
Net income from continuing operations per common
   share: (c)
            Assuming no dilution.........................  $      1.82              $      1.83               $      1.82
                                                           ===========              ===========               ===========
            Assuming full dilution.......................  $      1.77              $      1.78               $      1.78
                                                           ===========              ===========               ===========
Weighted average common shares outstanding: (c)
            Assuming no dilution.........................   29,630,820               29,945,936                31,647,560
                                                           ===========              ===========               ===========
            Assuming full dilution.......................   31,269,741               31,584,857                33,286,481
                                                           ===========              ===========               ===========

See Notes to Pro Forma Financial Information.

                              OLD NATIONAL BANCORP
          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a)         Exchange of 100% of Dulaney Bancorp for 315,116 shares of ONB Common
            Stock.

(b) Exchange of 100% of Southern Bancshares for 1,701,624 shares of ONB Common Stock.

(c) Net income per share on a fully diluted basis assumes the conversion of ONB's convertible subordinated debentures.

                               DESCRIPTION OF ONB

BUSINESS

            ONB is a multi-bank holding company with 17 affiliate banks located in the tri-state area comprised of southwestern Indiana and neighboring portions of Illinois and Kentucky. With total consolidated assets of $6.0 billion as of September 30, 1998, ONB is the second largest independent bank holding company headquartered in the State of Indiana. Since 1985, ONB has acquired 36 financial institutions, 9 of which were combined with existing affiliate banks, and has increased its banking offices to 112.

            ONB anticipates that it will continue its policy of geographic expansion through strategic affiliations with additional commercial banks and thrifts. See "DESCRIPTION OF ONB -- Acquisition Policy and Pending Affiliations".

            The principal activity of ONB is to own, manage and supervise its affiliate banks and its non-bank subsidiaries, each of which is held by ONB as a separate wholly-owned subsidiary. The primary sources of ONB's revenues are dividends and fees received from its subsidiaries. There are various legal limitations on the extent to which the affiliate banks may finance, pay dividends to or otherwise supply funds to ONB. See "REGULATORY CONSIDERATIONS" and "COMPARISON OF COMMON STOCK -- Dividend Rights".

            ONB's affiliate banks engage in a wide range of commercial and consumer banking activities and provide other services relating to the general banking business. Set forth below is a list of ONB's affiliate banks by state.

         Indiana
         -------
Bank of Western Indiana (Covington)
Dubois County  Bank (Jasper)
First-Citizens Bank & Trust Company (Greencastle)
Merchants National Bank (Terre Haute)
Old National Bank (Evansville)
Orange County Bank (Paoli)
Security Bank  & Trust Company (Vincennes)
United Southwest Bank (Washington)
ONB Bloomington

        Kentucky
        --------
Farmers Bank & Trust Company (Madisonville)
First State Bank (Greenville)
Morganfield National Bank
City National Bank (Fulton)

         Illinois
         --------
First National Bank (Harrisburg)
First National Bank of Oblong
Palmer National Bank (Danville)
Peoples National Bank (Lawrenceville)

            In addition to these affiliate banks, ONB has the following seven
(7) non-bank affiliates:

            - Indiana Old National Insurance Company reinsures credit life, accident and health insurance of installment consumer borrowers of ONB's affiliate banks;
            -           Old National Realty Company, Inc. owns real properties
                        which are incidental to ONB's operations;
            - Old National Service Corporation provides data processing services to ONB's affiliate banks and to third parties; and
            -           ONB Finance Corporation, a consumer finance company.
            -           Old National Trust Company;
            -           Old National Trust Company -- Illinois; and
            -           Old National Trust Company -- Kentucky.

ACQUISITION POLICY AND PENDING TRANSACTIONS

            ONB anticipates that it will continue its policy of geographic expansion through consideration of acquisitions of financial institutions located in Indiana, Kentucky and Illinois. Management of ONB currently is reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations preliminary to letters of intent or agreements in principle concerning potential acquisitions. There can be no assurance that any of these discussions or negotiations will result in definitive agreements or consummated transactions.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

            The foregoing information concerning ONB does not purport to be complete. For additional information, see the documents filed by ONB and listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" in this Proxy Statement which are specifically incorporated herein by reference.

                         DESCRIPTION OF DULANEY BANCORP

BUSINESS

            Dulaney Bancorp is an Illinois corporation and a bank holding company headquartered in Marshall, Illinois. Dulaney Bancorp owns 100% of the issued and outstanding shares of Dulaney National Bank ("Bank"), and its business consists primarily of the ownership, supervision and control of the Bank. The common stock of the Bank is Dulaney Bancorp's principal asset and dividends paid by the Bank is Dulaney Bancorp's primary source of income. At September 30, 1998 and December 31, 1997, Dulaney Bancorp had consolidated assets of $42,413,000 and $40,986,000, respectively.

            The Bank was originally organized on April 5, 1879 and was chartered as a national banking association on September 7, 1922. The Bank has been in continuous operation since its organizations. The Bank is a full-service commercial bank, offering banking services to the commercial and residential areas which it serves throughout Clark County, Illinois. The Bank's services include commercial, real estate and personal loans, money market accounts, checking, savings and time deposit accounts, and trust services.

            The Bank has no subsidiaries.

            Dulaney Bancorp and the Bank are subject to vigorous competition from national and regional banking institutions, as well as other financial institutions in its principal service area, such as savings and loan associations, insurance companies and finance companies.

            Dulaney Bancorp and the Bank are headquartered at 415 Archer Avenue, Marshall, Illinois 62441. Their telephone number is (217) 826-2392.

PROPERTIES

            Dulaney Bancorp and the Bank's principal banking office is located at 415 Archer Avenue, Marshall, Illinois 62441. The Bank does not operate any branch operations.

            The Bank owns its principal office.

LITIGATION

            There is no pending litigation of a material nature to which Dulaney Bancorp or the Bank is a party to or which any of their respective property is subject. None of the ordinary routine litigation in which Dulaney Bancorp or the Bank is involved is expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of Dulaney Bancorp or the Bank.

EMPLOYEES

            Dulaney Bancorp has no full-time and three part-time employees. As of September 30, 1998, the Bank had 16 full-time and two part-time employees. Management of the Bank considers relations with its employees to be good.

MANAGEMENT

            The following table contains certain information about each director and executive officer of Dulaney Bancorp and the Bank as of the date of this Proxy Statement:

     NAME                   AGE      POSITION HELD AND PRINCIPAL OCCUPATION
-----------------------   -------  ------------------------------------------
William F. George           71     Secretary, Treasurer and Director of Dulaney
                                   Bancorp since 1988; Chairman and Director of the Bank; Secretary and Treasurer of Nichols
                                   Investment Corporation, an investment
                                   management company since 1951; Secretary,
                                   Treasurer and General Manager of Clinton
                                   Cable TV Co., Inc. since 1965

Charles G. Hosch            47     Director of Dulaney Bancorp and the Bank
                                   since 1989; Owner of Prust-Hosch Funeral
                                   Chapel since 1982; Clark County, Illinois
                                   Coroner since 1985

Dale H. Murphy              61     Vice President and Director of Dulaney
                                   Bancorp since 1988; President, Chief
                                   Executive Officer and Director of the Bank since 1974

John E. Nichols             52     President and Director of Dulaney Bancorp
                                   since 1988; Vice Chairman and Director of the Bank since 1988; President of Nichols
                                   Investment Corporation since 1982

     NAME                   AGE      POSITION HELD AND PRINCIPAL OCCUPATION
-----------------------   -------  ------------------------------------------
Owen T. Shawler             71     Director of Dulaney Bancorp and the Bank
                                   since 1988; Attorney-at-Law since 1950

Dwight Shore                49     Director of Dulaney Bancorp and the Bank
                                   since 1994; Owner of Shore-Parker Insurance
                                   Agency since 1976; Owner of Shore Farms since
                                   1991; Owner of KZ International, a farm
                                   implement dealer, since 1995

Warren A. Strohm            71     Director of Dulaney Bancorp and the Bank
                                   since 1988; Majority owner of Strohm Oil Co.,
                                   Inc. from 1950 to 1997

Joe Welsh                   73     Director of Dulaney Bancorp and the Bank
                                   since 1988; Farmer since 1950

            There are no arrangements or understandings between any of the directors, executive officers or any other persons pursuant to which any of Dulaney Bancorp's directors or executive officers have been selected for their respective positions.

SECURITY OWNERSHIP OF MANAGEMENT

            The table below sets forth as of September 30, 1998 the total number of shares of Dulaney Bancorp Common Stock beneficially owned by each director and executive officer of Dulaney Bancorp and the Bank, by all directors and executive officers as a group and by each person known to management to own more than 5% of the outstanding shares of Dulaney Bancorp.


      NAME                                 NUMBER OF SHARES (1)    PERCENT
---------------------------------        -----------------------  ---------
Charles Gregory Hosch                          300                  1.01%
Ashley F. Nichols                              1,898.5 (a)          6.43%
Donna S. Nichols                               1,972.5 (b)          6.69%
John E. Nichols                                3,600                12.2%
Steven Nichols                                 3,781   (c)          12.81%
Katherine T. Nichols                           3,613   (d)          12.24%

      NAME                                 NUMBER OF SHARES (1)    PERCENT
---------------------------------        -----------------------  ---------
William F. George                              50                   0.17%
Dale H. Murphy                                 250                  0.84%
Omer T. Shawler                                60                   0.20%
Dwight Shore                                   50                   0.17%
Warren Strohm                                  570                  1.93%
Joe Welsh                                      100                  0.34%
All directors and executive officers and       16,245               55.07%
each person known to own more than 5% as a group (10 persons)

(a) Ashley F. Nichols disclaims beneficial ownership of 6571/2shares held in trust for her by Donna S. Nichols
(b) Includes 657 1/2 shares held by Donna S. Nichols in trust for Ashley F. Nichols
(c) Includes 1,241 shares held by Steven Nichols as trustee for Melissa Nichols
(d) Includes 1,241 shares held by Katherine T. Nichols as custodian for Alexander T. Nichols, 1,241 shares held by Katherine T. Nichols as custodian for Ann Stewart Nichols and 1,131 shares held by Katherine T. Nichols as custodian for Trevor McKinley Nichols

CERTAIN TRANSACTIONS

            From time to time, the Bank has made loans to one or more its directors and executive officers. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

        MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                    RESULTS OF OPERATION OF DULANEY BANCORP

BASIS OF PRESENTATION

            The following is management's discussion and analysis of the historical financial condition and the results of operations of Dulaney Bancorp and Bank. Dulaney Bancorp began operations in 1988 and is a bank holding company for Bank. The Bank primarily serves consumers and small to mid-sized businesses in West Central Illinois.

            The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of Dulaney Bancorp and Bank. The following discussion should be read in conjunction with the information under "Dulaney Bancorp's Selected Financial Data" and Dulaney's consolidated financial statements and notes thereto and other financial data included elsewhere in this Proxy Statement - Prospectus. Certain statements under this caption constitute "forward-looking statements" which involve risks and uncertainties. Dulaney Bancorp's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which Dulaney Bancorp conducts its operations, fluctuations in interest rates, credit quality and government regulation.

RESULTS OF OPERATIONS

            NET INCOME ANALYSIS. For the nine months ended September 30, 1998, net income decreased 5.51% to $532,000 from $563,000 in the same period in 1997. The decrease is primarily a result of decreased net interest margin at September 30, 1998 from the same period in 1997. Net income decreased by 2.29% from $793,298 in fiscal 1996 to $775,110 in fiscal 1997, primarily due to higher effective federal income tax rate.

            The following is a condensed summary of the consolidated statement of operations, along with selected profitability ratios:


                             ANALYSIS OF NET INCOME
                             ----------------------
                 (Dollars in Thousands, except percentage data)

                            Nine months ended
                               September 30,     Year ended December 31,
                            ------------------   -----------------------
                             1998       1997       1997       1996      1995
                            -------   --------   --------   --------  --------
Net interest income         $ 1,321   $  1,358   $  1,841   $  1,792  $  1,647
Provision for loan losses       -0-        -0-        -0-        -0-       -0-
Other operating income           55         40         48         52        70
Other operating expense         844        835      1,114      1,051     1,042
Net income                      532        563        775        793       675
Return on average assets      1.75%      1.84%      1.90%      1.94%     1.72%
Return on average equity     10.04%     11.24%     11.51%     12.68%    11.63%


            NET INTEREST INCOME. Net interest income is the largest component of earnings and is affected by the volume of the sources and uses of funds, the respective rates earned and paid on those funds, the mix of those funds, and the volume of non-performing assets. Net interest income was $1,320,900 for the first nine months of 1998, a 2.72% decrease from the same period in 1997. Interest income decreased $36,900 for the first nine months of 1998 and interest expense increased $23,600. These changes were due to lower rates on taxable investments and higher interest expense on time deposits.

            In fiscal 1997, the Bank's net interest income increased 2.73% to $1,840,649 compared to 1996 and increased 8.81% in 1996 over 1995. The net interest margin, which is calculated by dividing tax-equivalent net interest income by average interest-earning assets, was 4.75% in 1997 as compared to 4.68% and 4.48% in 1996 and 1995, respectively. The increase in the net interest margin during 1997 primarily resulted from an increase in loan balances. The Bank decreased its overall yield on interest earning assets from 7.76% in 1996 to 7.74% in 1997. The change in these yields was negligible as rates on loans and deposits were stable during these time frames.

                 ANALYSIS OF AVERAGE RATES, BALANCES AND YIELDS
                 ----------------------------------------------
                             (Dollars in Thousands)

                                                           Nine Months Ended September 30,
                                          ----------------------------------------------------------------
                                                                        1998
                                          ----------------------------------------------------------------
                                                              Percent          Interest         Average
                                             Average          of Total         Income/           Yield/
                                             Balance           Assets          Expense            Rate
                                          -------------     ------------    -------------     ------------
ASSETS:
Interest-earning assets:
   Loans                                  $      19,463           48.11%    $       1,308            8.96%
   Taxable investment securities                  8,943           22.10%              460            6.85%
   Nontaxable investment securities               6,490           16.04%              279            5.73%
   Federal funds sold                             3,739            9.24%              152            5.43%
                                          -------------     ------------    -------------     ------------
     Total interest earnings assets       $      38,635           95.49%    $       2,199            7.59%
Non interest earning assets:
---------------------------
   Cash and due from banks                $       1,688            4.17%
   Premises and equipment                           202            0.50%
   Other assets                                     411            1.02%
   Allowance for possible loan losses             (476)           -1.18%
                                          -------------     ------------
     Total assets                         $      40,460          100.00%
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
   Interest-bearing demand deposits       $      10,603           26.21%    $         200            2.52%
   Savings deposits                               3,301            8.16%               77            3.11%
   Time deposits                                 14,977           37.01%              600            5.34%
   Fed funds borrowed                                 0            0.00%                0            0.00%
                                          -------------     ------------    -------------     ------------
     Total interest-bearing liabilities   $      28,881           71.38%    $         877            4.05%
Noninterest bearing liabilities:
-------------------------------
Demand deposits                           $       4,236           10.47%
   Other liabilities                                281            0.69%
                                          -------------
     Total liabilities                    $      33,398           82.54%
Stockholders' equity                              7,062           17.45%
                                          -------------     ------------
     Total liabilities and stockholders'
     equity                               $      40,460          100.00%
Net interest income                                                         $       1,322
Interest rate spread                                                                                 3.54%
Net interest rate margin                                                                             4.56%

                                                             Nine Months Ended September 30,
                                          -----------------------------------------------------------------
                                                                         1997
                                          -----------------------------------------------------------------
                                                              Percent          Interest         Average
                                             Average          of Total         Income/           Yield/
                                             Balance           Assets          Expense            Rate
                                          -------------     ------------     ------------     ------------
ASSETS:
Interest-earning assets:
   Loans                                  $      18,453           45.15%    $       1,229            8.88%
   Taxable investment securities                 12,355           30.23%              628            6.77%
   Nontaxable investment securities               4,829           11.82%              230            6.35%
   Federal funds sold                             2,978            7.29%              126            5.64%
                                          -------------     ------------    -------------     ------------
     Total interest earnings assets       $      38,615           94.49%    $       2,213            7.64%
Non interest earning assets:
---------------------------
   Cash and due from banks                $       2,123            5.20%
   Premises and equipment                           210            0.51%
   Other assets                                     409            1.00%
   Allowance for possible loan losses             (490)           -1.20%
                                          -------------     ------------
     Total assets                         $      40,867          100.00%
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
   Interest-bearing demand deposits       $      11,458           28.04%    $         222            2.59%
   Savings deposits                               3,623            8.86%               73            2.68%
   Time deposits                                 14,455           35.37%              558            5.15%
   Fed funds borrowed                                 0            0.00%                0            0.00%
                                          -------------     ------------    -------------     ------------
     Total interest-bearing liabilities   $      29,536           72.27%    $         853            3.85%
Noninterest bearing liabilities:
-------------------------------
Demand deposits                           $       4,309           10.54%
   Other liabilities                                345            0.85%
                                          -------------     ------------
     Total liabilities                    $      34,190           83.66%
Stockholders' equity                              6,677           16.34%
                                          -------------     ------------
     Total liabilities and stockholders'
     equity                               $      40,867          100.00%
Net interest income                                                         $       1,360
Interest rate spread                                                                                 3.79%
Net interest rate margin                                                                             4.70%

                 ANALYSIS OF AVERAGE RATES, BALANCES AND YIELDS
                             (Dollars in Thousands)

                                                                               Year ended December 31,
                                                              ----------------------------------------------------------
                                                                                         1997
                                                              ----------------------------------------------------------
                                                                                Percent        Interest       Average
                                                                 Average        of total       income/         yield/
                                                                 balance         assets        expense          rate
                                                              -------------   ------------  -------------   ------------
ASSETS:
Interest-earning assets:
------------------------
   Loans (1)                                                  $      18,627         45.62%  $       1,692          9.08%
   Taxable investment securities                                     11,951         29.26%            814          6.81%
   Nontaxable investment securities (2)                               5,085         12.45%            319          6.27%
   Federal funds sold                                                 2,979          7.30%            167          5.61%
                                                              -------------   ------------  -------------   ------------
        Total interest earnings assets                        $      38,642         94.63%  $       2,996          7.74%
Non interest earning assets:
---------------------------
   Cash and due from banks                                    $       2,059          5.04%
   Premises and equipment                                               211          0.52%
   Other assets                                                         412          1.01%
   Allowance for possible loan losses                                 (491)         -1.20%
                                                              -------------   ------------
        Total assets                                          $      40,833        100.00%
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
-----------------------------
   Interest-bearing demand deposits                           $      11,328         27.74%  $         298          2.63%
   Savings deposits                                                   3,570          8.74%             99          2.77%
   Time deposits                                                     14,519         35.56%            758          5.22%
   Fed funds borrowed                                                     0          0.00%              0          0.00%
                                                              -------------   ------------  -------------   ------------
        Total interest-bearing liabilities                    $      29,417         72.04%  $       1,155          3.93%
Noninterest bearing liabilities:
-------------------------------
   Demand deposits                                            $       4,335         10.62%
   Other liabilities                                                    348          0.85%
                                                              -------------   ------------
        Total liabilities                                     $      34,100         83.51%
Stockholders' equity                                                  6,733         16.49%
                                                              -------------   ------------
        Total liabilities and stockholders' equity            $      40,833        100.00%
Net interest income                                                                         $       1,841
Interest rate spread                                                                                               3.81%
Net interest rate margin                                                                                           4.75%

                                                                                 Year ended December 31,
                                                              ----------------------------------------------------------
                                                                                         1996
                                                              ----------------------------------------------------------
                                                                                Percent        Interest       Average
                                                                 Average        of total       income/         yield/
                                                                 balance         assets        expense          rate
                                                              -------------   ------------  -------------   ------------
ASSETS:
Interest-earning assets:
------------------------
   Loans (1)                                                  $      16,369         40.01%  $       1,552          9.48%
   Taxable investment securities                                     14,484         35.41%            965          6.66%
   Nontaxable investment securities (2)                               4,312         10.54%            285          6.61%
   Federal funds sold                                                 3,182          7.78%            173          5.44%
                                                              -------------   ------------  -------------   ------------
        Total interest earnings assets                        $      38,347         93.74%  $       2,975          7.76%
Non interest earning assets:
---------------------------
   Cash and due from banks                                    $       1,803          4.41%
   Premises and equipment                                               231          0.56%
   Other assets                                                       1,043          2.55%
   Allowance for possible loan losses                                 (515)         -1.26%
                                                              -------------   ------------
        Total assets                                          $      40,909        100.00%
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
-----------------------------
   Interest-bearing demand deposits                           $      11,841         28.94%  $         318          2.69%
   Savings deposits                                                   3,995          9.77%            127          3.18%
   Time deposits                                                     14,258         34.85%            739          5.17%
   Fed funds borrowed                                                     0          0.00%              0          0.00%
                                                              -------------   ------------  -------------   ------------
        Total interest-bearing liabilities                           30,094         73.56%  $       1,184          3.93%
Noninterest bearing liabilities:
-------------------------------
   Demand deposits                                            $       4,172         10.20%
   Other liabilities                                                    389          0.95%
                                                              -------------   ------------
        Total liabilities                                     $      34,655         84.71%
Stockholders' equity                                                  6,254         15.29%
                                                              -------------   ------------
        Total liabilities and stockholders' equity            $      40,909        100.00%
Net interest income                                                                         $       1,792
Interest rate spread                                                                                               3.83%
Net interest rate margin                                                                                           4.68%

                                                                              Year ended December 31,
                                                              -----------------------------------------------------------
                                                                                         1995
                                                              -----------------------------------------------------------
                                                                                Percent        Interest       Average
                                                                 Average        of total       income/         yield/
                                                                 balance         assets        expense          rate
                                                              -------------   ------------   ------------   ------------
ASSETS:
Interest-earning assets:
------------------------
   Loans (1)                                                  $      15,135         38.51%         $1,377          9.10%
   Taxable investment securities                                     15,036         38.25%            959          6.38%
   Nontaxable investment securities (2)                               4,600         11.70%            309          6.72%
   Federal funds sold                                                 1,970          5.01%            109          5.53%
                                                              -------------   ------------   ------------   ------------
        Total interest earnings assets                        $      36,741         93.47%         $2,754          7.50%
Non interest earning assets:
---------------------------
   Cash and due from banks                                    $       2,292          5.83%
   Premises and equipment                                               257          0.65%
   Other assets                                                         558          1.42%
   Allowance for possible loan losses                                 (540)         -1.37%
                                                              -------------   ------------
        Total assets                                          $      39,308        100.00%
LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
-----------------------------
   Interest-bearing demand deposits                           $      11,148         28.36%  $         294          2.64%
   Savings deposits                                                   4,198         10.68%            131          3.12%
   Time deposits                                                     13,355         33.98%            682          5.11%
   Fed funds borrowed                                                     0          0.00%              0          0.00%
                                                              -------------   ------------   ------------   ------------
        Total interest-bearing liabilities                    $      28,707         73.03%  $       1,107          3.86%
Noninterest bearing liabilities:
-------------------------------
   Demand deposits                                            $       4,214         10.72%
   Other liabilities                                                    581          1.48%
                                                              -------------   ------------
        Total liabilities                                     $      33,502         85.23%
Stockholders' equity                                                  5,806         14.77%
                                                              -------------   ------------
        Total liabilities and stockholders' equity            $      39,308        100.00%
Net interest income                                                                         $       1,647
Interest rate spread                                                                                               3.64%
Net interest rate margin                                                                                           4.48%

-----------------------------------------
(1)  Interest income only reflects actual interest earned on assets, without
     regards to loan fees.   Loan fees were $605,000, $450,000, and $685,000 for
     December 31, 1997, 1996, and 1995, respectively.
(2) Nontaxable investment income is presented on a fully tax-equivalent basis assuming a tax rate of 34%.

            During the first nine months of 1998, loan interest increased $78,100 as a result of higher average loan balances in 1998 over 1997. Interest expense for the first nine months of 1998 was up $23,600 due to an increase in time deposits. Rates on average time deposit balances increased from 5.05% to 5.36%

            PROVISION FOR POSSIBLE LOAN LOSSES. There has been no provision for loan losses charged to expense in 1995, 1996, 1997 nor 1998. This is the result of low net charge offs during these periods.

            The allowance for possible loan losses is maintained at a level considered adequate to provide for potential losses. The provision for possible loan losses is based on a periodic analysis, which considers among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, and payment experience. The allowance for loan losses consists of estimated losses on identified problem loans and an unallocated allowance for unidentified credit losses inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

            Management believes the allowance for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions both generally and for specific loan customers. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the allowance for possible loan losses. Such agencies may require Dulaney Bancorp to increase the allowance for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

            NONINTEREST INCOME. The following table presents a summary of noninterest income:


                               NONINTEREST INCOME
                               ------------------
                             (Dollars in Thousands)

                                           Nine months ended
                                             September 30,              Year ended December 31,
                                          --------------------     --------------------------------
                                            1998        1997         1997        1996        1995
                                          --------    --------     --------    --------    --------
Service charges                           $     31    $     30     $     34    $     32    $     31
Trust fees                                       2           2            3           2           2
Gain (loss) on securities                        8         (6)          (6)         (5)          17
Other                                           15          20           17          23          20
                                          --------    --------     --------    --------    --------
                                Total     $     55    $     46     $     48    $     52    $     70

            Noninterest income for the first nine months of 1998 increased 30.77% or $8,000 compared to the same period in 1997, mainly attributable to an $8,000 increase in gain on securities sales.

            For 1997, 1996 and 1995 there was no material change in dollar amounts of Noninterest Income. Fluctuations were mainly the result of differences in gain or loss on securities sales.

            NONINTEREST EXPENSE. The following table presents a summary of noninterest expense:

                              NONINTEREST EXPENSE
                              -------------------
                             (Dollars in Thousands)

                                           Nine months ended
                                             September 30,              Year ended December 31,
                                          --------------------     --------------------------------
                                            1998        1997         1997        1996        1995
                                          --------    --------     --------    --------    --------
Employee compensation and benefits        $    308    $    292     $    465    $    432    $    403
Net occupancy                                   42          42           93          95         102
FDIC insurance                                  18          18           24          22          59
Data processing                                 57          54           72          71          69
Other                                          244         226          210         216         244
                                          --------    --------     --------    --------    --------
                                Total     $    669    $    632     $    864    $    836    $    877

            Noninterest expense increased by 7.20% to $670,000 in the first nine months of 1998 compared to $625,000 in the first nine months of 1997. Salaries and employee benefits increased 8.68% or $19,000 between periods.

            In 1997, the Bank's noninterest expense increased 3.35% compared to 1996. In 1996, noninterest expense decreased 4.6% compared to 1995. In 1997, salaries and employee benefits, the largest component of noninterest expense, increased $33,000, or 7.64% compared to 1996. In 1996, salaries and employee benefits increased $29,000, or 7.20%, compared to 1995. These increases are attributable to normal salary increases

            INCOME TAXES. The Bank recorded income tax expense of $175,000 for the first nine months of 1998 representing a decrease of $35,000 compared to the same period in 1997. This results from the decrease of net income in 1998 compared to 1997

FINANCIAL CONDITION

            OVERVIEW. In the first nine months of 1998, total assets increased $1,427,000 or 3.48%. Deposits increased $1,265,000 or 3.79%. Loans increased $734,010 or 3.76%.

            LOANS. Loans totaling $20,259,000 at September 30, 1998 represent 47.76% of the Bank's total assets. There is no concentration of loans by employers. There is a concentration of agriculture related loans. As of September 30, 1998 agriculture related loans totaled $7,614,000.


                               ANALYSIS OF LOANS
                               -----------------
                             (Dollars in Thousands)

                                          September 30,                                   December 31,
                             -------------------------------------  ----------------------------------------------------------
                                   1998               1997                1997                1996                1995
                             -----------------  ------------------  -----------------  -------------------  ------------------
                                      Percent             Percent             Percent            Percent              Percent
                                      of total            of total           of total            of total             of total
                              Amount   loans     Amount    loans     Amount    loans    Amount     loans     Amount     loans
                             -----------------  ------------------  -----------------  -------------------  ------------------
Commercial, financial, and
     agricultural            $  8,693   43%     $  7,846     41%    $  7,972    41%    $  8,181     46%     $  7,873     49%
Real estate                    10,152   50%       10,088     52%      10,277    53%       8,635     48%        7,029     44%
Consumer                        1,414    7%        1,290      7%       1,276     6%       1,160      6%        1,032      7%
                             -----------------  ------------------  -----------------  -------------------  ------------------
                     Total   $ 20,259  100%     $ 19,224    100%    $ 19,525   100%    $ 17,976    100%     $ 15,934    100%

            NON-PERFORMING ASSETS. The Bank follows regulatory guidelines with respect to placing loans on non-accrual status. The Bank does not return a loan to accrual status until it is brought current with respect to both principal and interest and future principal payments are no longer in doubt. When a loan is placed on non-accrual status, all previously accrued and uncollected interest is reversed. Certain non-performing assets of the Bank are summarized in the following table:


                  NONACCRUAL, RESTRUCTURED AND PAST DUE LOANS
                  -------------------------------------------
                             (Dollars in Thousands)

                                                     September 30,               December 31,
                                                  -------------------   ------------------------------
                                                    1998       1997       1997       1996       1995
                                                  --------   --------   --------   --------   --------
Nonaccrual loans                                  $    152   $    163   $    163   $      0   $      0
Loans past due 90 days or more                         505        445        345        330        317
Restructured loans                                       0          0          0          0          0
                                                  --------   --------   --------   --------   --------
            Total non-performing loans            $    657   $    608   $    508   $    330   $    317
Foreclosed property                               $      0   $      0   $      0   $      0   $      0
Repossessions                                            0          0          0          0          0
                                                  --------   --------   --------   --------   --------
            Total non-performing assets           $    657   $    608   $    508   $    330   $    317

Non-performing loans to loans                        3.38%      3.16%      2.60%      1.67%      1.99%
Non-performing assets to loans plus
     foreclosed property and repossessions           3.38%      3.16%      2.60%      1.67%      1.99%
Non-performing assets to total assets                1.62%      1.49%      1.24%      0.78%      0.78%


              NONACCRUAL, RESTRUCTURED AND PAST DUE CONSUMER LOANS
              ----------------------------------------------------
                             (Dollars in Thousands)

                                                                      Consumer Loans
                                                  ----------------------------------------------------
                                                     September 30,               December 31,
                                                  -------------------   ------------------------------
                                                    1998       1997       1997       1996       1995
                                                  --------   --------   --------   --------   --------
Nonaccrual loans                                  $      0   $      0   $      0   $      0   $      0
Loans past due 90 days or more                          38         25         10         20         19
Restructured loans                                       0          0          0          0          0
                                                  --------   --------   --------   --------   --------
            Total non performing loans            $     38   $     25   $     10   $     20   $     19
Foreclosed property                                      0          0          0          0          0
Repossessions                                            0          0          0          0          0
                                                  --------   --------   --------   --------   --------
            Total non performing assets           $     38   $     25   $     10   $     20   $     19


                                       40

            ALLOWANCE FOR LOAN LOSSES. The Bank's loan loss reserve is available to absorb future loan losses. The current level of the loan loss reserve is a result of managements's assessment of the risk within the loan portfolio based on the information revealed in the credit reporting processes. The Bank utilizes a risk-rating system on loans and a monthly credit review and reporting process which results in the calculation of the guideline reserves based on the risk within the portfolio. The assessment of risk takes into account the composition of the loan portfolio, previous loan experience, current economic conditions and other factors that, in management's judgment, deserve recognition.

            The following table sets forth changes in the Bank's loan loss reserve as of the dates indicated:


                        SUMMARY OF LOAN LOSS EXPERIENCE
                        -------------------------------
                             (Dollars in Thousands)

                                                             September 30,              December 31,
                                                         --------------------  --------------------------------
                                                           1998       1997       1997        1996       1995
                                                         ---------  ---------  ---------   --------   ---------
Balance at beginning of period                           $     478  $     488  $     487   $    536   $     497
Loans charged-off:
     Commercial, financial, and agriculture                      1          4         12         27          25
     Real estate                                                 0          0          0          0           0
     Consumer                                                    9          6         27         55          11
                                                         ---------  ---------  ---------   --------   ---------
         Total charge-offs                               $      10  $      10  $      39   $     82   $      36
Recoveries of loans previously charged-off:
     Commercial, financial, and agriculture              $       0  $      13  $      16   $     27   $      74
     Real estate                                                 0          0          0          0           0
     Consumer                                                   20          7          7          6           1
                                                         ---------  ---------  ---------   --------   ---------
         Total Recoveries                                $      20  $      20  $      23   $     33   $      75
Additions (reductions) to reserve charged to
     operations                                                  0          0          0          0           0
                                                         ---------  ---------  ---------   --------   ---------
Balance at end of period                                 $     488  $     498  $     471   $    487   $     536

Net loan charge-offs (recoveries) to average loans         (0.05%)    (0.05%)      0.09%      0.30%     (0.26%)
Allowance for possible loan losses to loans                  2.41%      2.59%      2.43%      2.71%       3.39%
Allowance for possible loan losses to non
     performing loans                                       74.28%     81.91%     92.72%      1.48%       1.69%

            The loan loss reserve at September 30, 1998 is an amount which management believes is adequate given the level of non-performing assets and management's assessment of loan risk.

            INVESTMENT PORTFOLIO. The investment activities of the Bank are designed to provide an investment alternative for funds not presently required to meet loan demand, assist the Bank in meeting potential liquidity requirements, assist in maximizing income consistent with quality and liquidity requirements, supply collateral to secure public funds, provide a means for balancing market and credit risks, and provide consistent income and market value throughout changing economic times.

            The Bank's portfolio consists primarily of obligations of the U.S. government and its agencies, obligations of state and local governments, and mortgage-backed securities. The Bank's investment portfolio does not contain concentration of investments in any one issuer in excess of 10% of the Bank's total investment portfolio. Exempt from this calculation are securities of the U.S. government and U.S. government agencies.

            The following table sets forth the composition of the Bank's investment portfolio at the dates indicated:

                              INVESTMENT PORTFOLIO
                              --------------------
                             (Dollars in Thousands)

                                                September 30,                                    December 31,
                                   --------------------------------------- --------------------------------------------------------
                                           1998               1997               1997               1996               1995
                                   ------------------- ------------------- ------------------ ------------------ ------------------
                                            % of total          % of total         % of total         % of total         % of total
                                    Amount  securities  Amount  securities Amount  securities Amount  securities Amount  securities
                                   ------------------- ------------------- ------------------ ------------------ ------------------
US Treasury and other US
     government agencies and
     corporations                    $6,415    44.64%   $10,119    61.00%   $7,045    43.04%  $13,263    73.94%  $14,240    73.79%
Obligations of state and political
     subdivisions                     6,936    42.47%     5,490    33.00%    6,290    38.43%    3,559    19.85%    4,561    23.67%
Other debt securities                 1,019     7.09%       955     6.00%    3,033    18.53%    1,114     6.21%      496     2.54%
                                   ------------------  -----------------   ------------------ -----------------  -----------------
         Total                      $14,370    100.0%   $16,564    100.0%  $16,368    100.0%  $17,936    100.0%  $19,297    100.0%

            For the investment portfolio as of September 30, 1998, the following tables set forth a summary of yield and maturities:


                  INVESTMENT PORTFOLIO'S MATURITIES AND YIELDS
                  --------------------------------------------
                             (Dollars in Thousands)

                                                                    September 30, 1998
                                     ------------------------------------------------------------------------------
                                                         After one through  After five through
                                     In one year or less     five years         ten years        After ten years
                                     ------------------- ----------------- ------------------- --------------------
                                     Amount   Yield(1)   Amount   Yield(1)  Amount    Yield(1)  Amount    Yield(1)
                                     ------------------- ----------------- ------------------- --------------------
US Treasury and other US government
      agencies and corporations      $1,021    7.84%     $3,503    7.33%    $1,891     6.56%         $0    0.00%
Obligations of state and political
      subdivisions                      562    7.36%      1,450    6.67%     3,484     5.15%          0    0.00
Other debt securities                   199    7.33%        820    7.10%         0     0.00%      1,440    4.73%
                                     ------------------- ----------------- ------------------- --------------------
            Total                    $1,782    6.84%     $5,773    7.03%    $5,375     5.86%     $1,440    4.73%

            For the investment portfolio as of December 31, 1997, the following tables set forth a summary of yield and maturities:

                  INVESTMENT PORTFOLIO'S MATURITIES AND YIELDS
                  --------------------------------------------
                             (Dollars in Thousands)

                                                                    December 31, 1997
                                     ------------------------------------------------------------------------------
                                                         After one through  After five through
                                     In one year or less     five years         ten years        After ten years
                                     ------------------- ----------------- ------------------- --------------------
                                     Amount   Yield(1)   Amount   Yield(1)  Amount    Yield(1)  Amount    Yield(1)
                                     ------------------- ----------------- ------------------- --------------------
US Treasury and other US government
      agencies and corporations          $0    0.00%      $6,463   7.30%      $580     6.03%        $0    0.00%
Obligations of state and political
      subdivisions                    1,179    6.88%       1,673   6.77%     2,793     5.28%       646    5.01%
Other debt securities                   446    6.80%       2,587   6.77%         0     0.00%         0    0.00%
                                     ------------------- ----------------- ------------------- --------------------
            Total                    $1,625    6.84%     $10,723   6.95%    $3,373     5.66%     $6463    5.01%

(1)   Presented on a fully tax-equivalent basis assuming a tax rate of 34%

            DEPOSITS. The following table sets forth a summary of the Bank's deposits as of the dates indicated:


                                    DEPOSITS
                                    --------
                             (Dollars in Thousands)

                                              September 30,               December 31,
                                          --------------------   ----------------------------
                                            1998        1997       1997      1996      1995
                                          --------    --------   --------  --------  --------
Non-interest bearing demand deposits        $5,365      $5,298     $4,249    $4,171    $4,137
Interest bearing demand deposits            10,828      11,398     11,047    11,703    11,376
Savings deposits                             3,177       3,376      3,389     3,792     4,127
Time deposits                               13,816      13,354     14,583    14,340    14,095
                                          --------    --------   --------  --------  --------
            Total                          $33,186     $33,426    $33,268   $34,006   $33,735

                   MATURITIES OF TIME DEPOSITS OVER $100,000
                   -----------------------------------------
                             (Dollars in Thousands)
                                               September 30,   December 31,
                                                    1998           1997
                                               -------------   ------------

Three months or less                                 $959           $431
Over three through six months                         650            804
Over six through twelve months                        420            113
Over twelve months                                    100            100
                                                  -------         ------
                                                   $2,129         $1,448

            Deposits decreased by 0.58% from $34.8 million at September 30, 1997 to $34.6 million at September 30, 1998. Deposits decreased 2.06% from $34.0 million at December 31, 1996 to $33.3 million at December 31, 1997. Deposits also increased from $33.7 million at December 31, 1995 to $34.0 million at December 31, 1996.

            REGULATORY CAPITAL. The Board of Governors of the Federal Reserve System has adopted risk based capital guidelines. Under these guidelines, different categories of assets are assigned different risk weights ranging from zero percent (such as cash) to 100 percent for relatively high-risk assets (such as loans). Certain off-balance sheet items (such as letters of credit) are also included in the capital adequacy computations.

            The table below sets forth the Bank's risk-based capital levels as of September 30, 1998 and December 31, 1997:

                           RISK BASED CAPITAL RATIOS
                           -------------------------

                                        September 30, 1998         December 31, 1997
                                      ----------------------   ------------------------
                                                 Required to              Required to
                                                   be well                  be well
                                       Actual    Capitalized    Actual    Capitalized
                                      --------  ------------   --------  --------------
Total risk based capital ratio         30.63%      10.00%       32.63%        10.00%
Tier 1 risk based capital ratio        31.89%       6.00%       31.37%         6.00%
Leverage ratio                         17.35%       5.00%       17.10%         5.00%

            As the table indicates, the Bank has a capital level well in excess of the "well capitalized" requirement.

            LIQUIDITY AND FUNDS MANAGEMENT. Liquidity management requires the Bank to meet, in a timely fashion, contractual commitments and to respond to other requirements for funds. The Bank has an Asset/Liability Management Committee ("ALCO") responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving financial objectives. The Bank's ALCO meets regularly to review funding capacities, current and forecasted loan demand and investment opportunities.

            Asset liquidity is provided by regular maturities of loans and by maintaining relatively liquid marketable investments securities and federal funds. The Bank's investment securities due within one year, cash flow from mortgage backed securities, and federal funds sold have historically been adequate for funding needs. The Bank has a stable core deposit base with a relatively small percentage of volatile funding. Jumbo CD's (over $100,000) of $2.129 million at September 30, 1998 comprised 6.41% of total deposits. Jumbo CD's (over $100,000) of $1.448 million at December 31, 1997 comprised only 4.35% of total deposits.

            INTEREST RATE SENSITIVITY RISK. Significant changes in interest rates affect the composition, yields and costs of balance sheet components. The rate sensitivity of these assets and liabilities is monitored and matched to control the risks associated with movement in rates. The ALCO meets regularly to monitor and formulate strategies and policies to provide maximum levels of net interest income while maintaining acceptable levels of interest-rate sensitivity, risk and liquidity. The primary object of rate sensitivity management is to ensure earnings stability by minimizing the sensitivity of net interest income to fluctuations in interest rates.

            The following table sets forth the Bank's interest rate sensitivity analysis by contractual repricing or maturity at September 30, 1998:

               REPRICING OF INTEREST-SENSITIVE ASSETS/LIABILITIES
               --------------------------------------------------
                             (Dollars in Thousands)

                                                                          September 30, 1998
                                                -----------------------------------------------------------------------
                                                             Over 3 months  Over one year
                                                3 Months or    through 12    through five   After five
                                                   less          months         years          years           Total
                                                -----------  -------------  -------------  --------------  ------------
ASSETS:
     Investment in debt securities                $    417    $    1,365      $ 5,773        $  6,815         $ 14,370
     Loans                                           2,817         5,482       10,114           1,846           20,259
     Federal funds sold                              5,050           -0-          -0-             -0-            5,050
                                                  --------    ----------      -------        --------         --------
            Total interest-sensitive
            assets                                $  8,284    $    6,847      $15,887        $  8,661         $ 39,679
LIABILITIES:
     NOW deposits                                 $  8,080    $      -0-      $   -0-        $    -0-         $  8,080
     Savings and Money Market
            deposits                                 5,963           -0-          -0-             -0-            5,963
     Time deposits                                   3,389         7,805        3,392             -0-           14,586
                                                  --------    ----------      -------        --------         --------
            Total interest-sensitive
            liabilities                           $ 17,432    $    7,805      $ 3,392        $    -0-         $ 28,629
INTEREST-SENSITIVE GAP AT  SEPTEMBER 30, 1998:
     Incremental                                  $(9,148)    $    (958)      $12,495        $  8,661         $ 11,050
     Cumulative                                   $(9,148)    $ (10,106)      $ 2,389        $ 11,050

            The following table sets forth the Bank's interest rate sensitivity analysis by contractual repricing or maturity at December 31, 1997:

               REPRICING OF INTEREST-SENSITIVE ASSETS/LIABILITIES
               --------------------------------------------------
                             (Dollars in Thousands)

                                                                          December 31, 1998
                                                -----------------------------------------------------------------------
                                                             Over 3 months  Over one year
                                                3 Months or    through 12    through five   After five
                                                   less          months         years          years           Total
                                                -----------  -------------  -------------  --------------  ------------
ASSETS:
Investment in debt securities                     $     515   $   1,110       $ 10,724       $ 4,019          $11,368
Loans                                                 2,809       5,399          9,513         1,804           19,525
Federal funds sold                                    2,150         -0-            -0-           -0-            2,150
                                                  ---------   ---------       --------       -------          -------
            Total interest-sensitive
            assets                                $   5,474   $   6,509       $ 20,237       $ 5,823          $38,043
LIABILITIES:
NOW deposits                                      $   7,735   $     -0-       $    -0-       $   -0-          $ 7,735
Savings and Money Market
      deposits                                        6,706         -0-            -0-           -0-            6,706
Time deposits                                         3,524       7,974          3,076           -0-           14,574
                                                  ---------   ---------       --------       -------          -------
            Total interest-sensitive
            liabilities                           $  17,965   $   7,974       $  3,076       $   -0-          $29,015
INTEREST-SENSITIVE GAP AT  DECEMBER 31, 1997:
Incremental                                       $(12,491)   $ (1,465)       $ 17,161       $ 5,823          $ 9,028
Cumulative                                        $(12,491)   $(13,956)       $  3,205       $ 9,028

            The following tables set forth the Bank's interest rate sensitivity analysis at the dates indicated with respect to individual categories of loans and provides separate analyses with respect to fixed interest rate loans and floating interest rate loans:

                                 LOAN REPRICING
                                 --------------
                             (Dollars in Thousands)

                                                                          December 31, 1998
                                                -----------------------------------------------------------------------
                                                             Over 3 months  Over one year
                                                3 Months or    through 12    through five   After five
                                                   less          months         years          years           Total
                                                -----------  -------------  -------------  --------------  ------------
Fixed rate loans                                  $ 1,374     $  4,181        $  9,513       $  1,804         $  16,872
Floating rate loans                                 1,435        1,218             -0-            -0-             2,653
                                                  -------     --------        --------       --------         ---------
            Total Loans                           $ 2,809     $  5,399        $  9,513       $  1,804         $  19,525

YEAR 2000 ISSUES

            Dulaney Bancorp and the Bank and its subsidiaries are evaluating the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. If not corrected, these systems could fail or create erroneous results. The Bank has established a dedicated Year 2000 committee which is working with every operational area throughout the Bank. This committee has worked with management to commence the following steps: (i) implementing a Year 2000 Action Plan for all items that may be affected by the Year 2000 date change; (ii) communicating with customers to help them understand the impact of the Year 2000 on their business with the Bank; (iii) communicating with third parties that interact with the Bank to ensure they are addressing the Year 2000 issue; (iv) communicating with hardware and software suppliers to ensure Year 2000 compliance among their products; (v) implementing hardware and software changes and replacements deemed necessary to address the Year 2000 issue and (vi) developing a Contingency Plan including a Year 2000 Disaster Recovery Plan.

            Hardware testing of end-user computers of Dulaney Bancorp has been completed and documented. Dulaney Bancorp expects to complete testing and establish compliance with respect to all of its computer software by December 31, 1998, subject to possible equipment upgrades during 1999 and ongoing communications with third parties. The software programs used by Dulaney Bancorp have been prioritized based upon how critical they will be to the functioning of Dulaney Bancorp on January 1, 2000 and this prioritization will be used to develop the final testing schedule to determine Year 2000 compliance.

            Additionally, as a result of the Affiliation with ONB, ONB has informed Dulaney Bancorp that it expects to convert Dulaney Bancorp and the Bank to ONB's computer systems. Therefore, ONB's Year 2000 compliance is also significant for Dulaney Bancorp and the Bank and has been discussed in periodic reports that ONB has filed with the Securities and Exchange Commission.

            Regardless of the expected Year 2000 compliance of Dulaney Bancorp's systems, there can be no assurance that Dulaney Bancorp will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the disruption or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Dulaney Bancorp has identified critical third parties and is monitoring and tracking their Year 2000 readiness. This process will determine third parties' abilities to continue as a supplier, vendor or business partner of Dulaney Bancorp as the Year 2000 approaches.

            Statements in this section which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the timetable for Year 2000 compliance, Dulaney Bancorp's costs and capital expenditures, the success of Dulaney Bancorp's and others' efforts to achieve compliance, and the effects of the Year 2000 issue on Dulaney Bancorp's future financial condition and results of operations. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The following important factors, among others, could affect the accuracy of these statements: (i) the inherent uncertainty of the costs and timing of achieving compliance on the wide variety of systems used by Dulaney Bancorp and the Bank, (ii) the reliance on the efforts of vendors, customers, government agencies and other third parties to achieve adequate compliance and avoid disruption of Dulaney Bancorp's business in early 2000; (iii) the uncertainty of the ultimate costs and consequences of any unanticipated disruption in Dulaney Bancorp's business resulting from the failure of one of Dulaney Bancorp's applications or of a third party's systems; and (iv) any Year 2000 issues that may arise in connection with the conversion of the information systems of Dulaney Bancorp and the Bank to ONB's information systems. The foregoing list is not exhaustive, and Dulaney Bancorp disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                           REGULATORY CONSIDERATIONS

BANK HOLDING COMPANY REGULATION

            ONB and Dulaney Bancorp are registered as bank holding companies and are subject to the regulations of the Federal Reserve under the BHC Act. Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHC Act requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHC Act, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

            ONB and Dulaney Bancorp are prohibited by the BHC Act from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or savings association or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, ONB and Dulaney Bancorp are prohibited by the BHC Act from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHC Act does not place territorial restrictions on the activities of such nonbanking-related activities.

CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES

            Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

            The following are ONB's and Dulaney Bancorp's regulatory capital ratios as of September 30, 1998:


                                  ONB        DULANEY BANCORP
                               ----------  --------------------
Tier 1 Capital:                  11.49%            30.63%
Total Capital:                   13.27%            31.89%
Leverage Ratio:                   7.74%            17.35%


BANK REGULATION

            The affiliate banks of ONB which are national banks and the Bank are supervised, regulated and examined by the OCC. The affiliate banks of ONB which are state banks chartered in Indiana, are supervised, regulated and examined by the Indiana Department of Financial Institutions. ONB's affiliate banks chartered in Kentucky are supervised, regulated and examined by the Kentucky Department of Financial Institutions and those affiliate banks chartered in Illinois are supervised, regulated and examined by the Illinois Commissioner. In addition, those ONB affiliate banks which are state banks and members of the Federal Reserve are supervised and regulated by the Federal Reserve, and those which are not members of the Federal Reserve are supervised and regulated by the FDIC. The Bank is a national bank and is supervised, regulated and examined by the OCC and will continue to be supervised, regulated and examined by this bank regulatory agency following consummation of the Affiliation. Each regulator has the authority to issue cease-and-desist orders if it determines that activities of the bank regularly represent an unsafe and unsound banking practice or a violation of law.

            Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in-savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things to make deposited funds available within specified time periods.

            Insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless (i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards.

BANK CAPITAL REQUIREMENTS

            The FDIC and the OCC have adopted risk-based capital ratio guidelines to which state-chartered banks and national banks under their respective supervision are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

            Like the capital guidelines established by the Federal Reserve, these guidelines divide a bank's capital into two tiers. Banks are required to maintain a total risk-based capital ratio of 8%. The FDIC or OCC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

            In addition, the FDIC and OCC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional 100 to 200 basis points.

            All of ONB's affiliate banks as well as the Bank exceed the risk-based capital guidelines of the FDIC and OCC as of September 30, 1998.

            FDICIA requires each federal banking agency to revise its risk-based capital standards within 18 months of their enactment to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Banking regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. Neither ONB nor Dulaney Bancorp is able to predict whether and when higher capital requirements would be imposed and, if so, to what levels and on what schedule.

BRANCHES AND AFFILIATES

            Branching by ONB affiliate banks in Indiana, Kentucky and Illinois is subject to the jurisdiction, and requires the prior approval of, the bank's primary federal regulatory authority and, if the branching bank is a state bank, of the Indiana Department of Financial Institutions, Kentucky Department of Financial Institutions or the Illinois Commissioner (depending upon the location of the principal office of the bank).

            ONB's affiliate banks and the Bank are subject to the Federal Reserve Act, which restricts financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive officers and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

FDICIA

            FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

            The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

            "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized", make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

DEPOSIT INSURANCE

            The deposits of each of ONB's affiliate banks and Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (i) the bank's capitalization and (ii) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

            Effective January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF and the SAIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

            The Deposit Insurance Funds Act of 1996 provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF (in addition to assessments currently imposed on depository institutions with respect to BIF- and SAIF-insured deposits) to pay for the cost of financing corporation ("FICO") funding. The FDIC established the FICO assessment rates effective January 1, 1997 at $0.013 per $100 annually for BIF-assessable deposits and $0.0648 per $100 annually for SAIF-assessable deposits. The FICO assessments does not vary depending upon a depository institution's capitalization or supervisory evaluations.

ADDITIONAL MATTERS

            In addition to the matters discussed above, ONB's affiliate banks and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

            The earnings of financial institutions are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the United States Government and its various agencies, particularly the Federal Reserve.

            Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, state legislatures and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation of administrative action will be enacted or the extent to which the banking industry in general or ONB and its affiliate banks in particular would be affected thereby.

                           COMPARISON OF COMMON STOCK

            The rights of holders of Dulaney Bancorp Common Stock who receive ONB Common Stock in the Affiliation will be governed by the laws of the State of Indiana, the state in which ONB is incorporated, and by ONB's Amended and Restated Articles of Incorporation ("ONB's Articles of Incorporation") and ONB's By-Laws, as amended ("ONB's By-Laws"). The rights of the shareholders of Dulaney Bancorp are presently governed by the laws of the State of Illinois, the state in which Dulaney Bancorp is incorporated, and by Dulaney Bancorp's Articles of Incorporation and By-Laws. The rights of the shareholders of Dulaney Bancorp differ in certain respects from the rights they would have as ONB shareholders, including for ONB anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of ONB Common Stock and Dulaney Bancorp Common Stock includes all material features of such shares but does not purport to be complete and is qualified in its entirety by reference to ONB's and Dulaney Bancorp's Articles of Incorporation and their By-Laws.

AUTHORIZED BUT UNISSUED SHARES

            ONB's Articles of Incorporation authorize the issuance of 50,000,000 shares of ONB Common Stock, of which approximately 27.5 million whole shares were outstanding as of September 30, 1998. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of ONB without prior shareholder approval. ONB has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of ONB. No shares of preferred stock are presently outstanding.

            The Board of Directors of ONB has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of ONB has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of ONB. The ONB Series A preferred stock may not be issued except upon exercise of certain rights ("Rights") pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "COMPARISON OF COMMON STOCK -- AntiTakeover Provisions -- ONB's Shareholder Rights Plan" below.

            As of ____________, 1998, ONB had approximately [182,653] shares of ONB Common Stock reserved for issuance under ONB's Stock Purchase and Discounted Dividend Reinvestment Plan and [1.5] million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of ONB Common Stock at a conversion rate of [49.218] shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately [$20.31] per share), subject to adjustment in certain events.

            The issuance of additional shares of ONB Common Stock or the issuance of ONB preferred stock may adversely affect the interests of ONB shareholders.

            Dulaney Bancorp's Articles of Incorporation authorizes the issuance of 160,000 shares of Dulaney Bancorp Common Stock, $20.00 par value per share, 29,497 of which were issued and outstanding, as of September 30, 1998. Following the Affiliation, all of the outstanding shares of Dulaney Bancorp Common Stock will convert to the right to receive 315,116 shares of ONB Common Stock, subject to adjustment for stock dividends and stock splits and for certain changes in market price of ONB Common Stock. See "PROPOSED AFFILIATION -- Exchange of Dulaney Bancorp Common Stock."

PREEMPTIVE RIGHTS

            As permitted by Indiana law, ONB's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional ONB Common Stock or other securities.

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

Preemptive rights may be granted to ONB's shareholders, respectively, if ONB's Articles of Incorporation are amended accordingly. Under Dulaney Bancorp's Articles of Incorporation, shareholders of Dulaney Bancorp do not have preemptive rights to subscribe for any new or additional Dulaney Bancorp Common Stock or other securities.

DIVIDEND RIGHTS

            The holders of common stock of ONB and Dulaney Bancorp are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. With respect to ONB, a dividend may not be paid if, after giving it effect, (1) ONB would not be able to pay its debts as they become due in the usual course of business, or (2) ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if ONB were to be dissolved at the time of the dividend. With respect to Dulaney Bancorp, a dividend may not be paid if, after giving it effect, (i) Dulaney Bancorp would be insolvent, or (ii) the net assets of Dulaney Bancorp would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if Dulaney Bancorp was then to be liquidated.

            The amount of dividends, if any, that may be declared by ONB in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since ONB is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of ONB's Board of Directors and other factors that may be appropriate in determining dividend policies.

            Cash dividends paid to ONB by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to ONB by its Indiana-chartered affiliate banks are limited by Indiana law to the balance of the bank's undivided profits account adjusted for statutorily-defined bad debts. Cash dividends paid to ONB by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. ONB's national affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

            Dividends paid by ONB's affiliate banks will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. See "REGULATORY CONSIDERATIONS". If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of ONB's affiliate banks are currently subject to such a restriction.

VOTING RIGHTS

            The holders of the outstanding shares of ONB Common Stock and Dulaney Bancorp Common Stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of ONB and Dulaney Bancorp do not have cumulative voting rights in the election of directors.

            Illinois law generally requires that a merger, consolidation, or exchange of shares be approved by a shareholder vote of two-thirds of the votes entitled to be cast at the shareholders meeting, subject to provisions in the corporation's articles of incorporation requiring a lower or higher percentage vote requirement not less than a majority of the outstanding shares entitled to vote. Indiana law generally require that mergers, consolidations, sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles of incorporation requiring a higher percentage vote for certain transactions. ONB's Articles of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of ONB Common Stock. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions".

            Both Indiana and Illinois law require shareholder approval for most amendments to a corporation's articles of incorporation -- under Indiana law, by a majority of a quorum present at

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

a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) and under Illinois law, by two-thirds of all shares entitled to vote. Both Indiana and Illinois law permit a corporation in its articles of incorporation to prescribe a higher shareholder vote for certain amendments to the articles of incorporation and Illinois law permits a corporation in its articles of incorporation to prescribe a lower shareholder vote for certain amendments to the articles of incorporation, but not lower than a majority of the outstanding shares entitled to vote. ONB's Articles of Incorporation require a super-majority shareholder vote of eighty percent (80%) of the outstanding shares of ONB Common Stock for the amendment of certain significant provisions.

DISSENTERS' RIGHTS

            The holders of Indiana business corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of (1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote thereon, (2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote thereon, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote thereon, (4) approval of a control share acquisition under Indiana law, and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the Board of Directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

            The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to a merger, share exchange or sale or exchange of property if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the NASDAQ National Market System or a similar market. As of the date of this Proxy Statement, shares of ONB Common Stock are traded on the NASDAQ National Market System and, therefore, ONB shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

            With respect to dissenters' rights of the shareholders of Dulaney Bancorp under Illinois law in connection with Affiliation, see the discussion under the caption "PROPOSED AFFILIATION -- Rights of Dissenting Shareholders of Dulaney Bancorp" and Appendix B.

LIQUIDATION RIGHTS

            In the event of any liquidation or dissolution of ONB, the holders of shares of ONB Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of ONB's liabilities and any rights of creditors and holders of shares of ONB preferred stock then outstanding. In the event of any liquidation, dissolution or winding up of Dulaney Bancorp, the holders of shares of Dulaney Bancorp Common Stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Dulaney Bancorp's liabilities and any rights of creditors.

REDEMPTION

            Under Indiana law, ONB may redeem or acquire shares of ONB Common Stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. ONB may not redeem or acquire shares of ONB Common Stock if, after giving such redemption or acquisition effect, ONB would not be able to pay its debts as they become due in the usual course of business, or ONB's total assets would be less than the sum of its total liabilities plus, unless ONB's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if ONB were to be dissolved at the time of the redemption or acquisition. Dulaney Bancorp has similar redemption rights under Illinois law.

            In addition, ONB and Dulaney Bancorp must give prior notice to the Federal Reserve if the consideration to be paid by them for any redemption or acquisition of their respective shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding twelve (12) months, equals or exceeds 10% of their respective consolidated net worth.

ANTI-TAKEOVER PROVISIONS

            The shares of ONB Series A preferred stock are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of ONB. Each share of ONB Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on ONB Common Stock. In addition, the ONB Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the ONB Common Stock, in like kind. In the event of liquidation, the holders of ONB Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of ONB Common Stock. Each share of ONB Series A preferred stock will have 100 votes, subject to adjustment, voting together with the ONB Common Stock and not as a separate class unless otherwise required by law or ONB's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of ONB Series A preferred stock will be entitled to receive 100 times the amount received per share of ONB Common Stock. The rights of the ONB Series A preferred stock as to dividends, voting rights and liquidation are protected by antidilution provisions. See "COMPARISON OF COMMON STOCK -- Anti-Takeover Provisions".

            The anti-takeover measures applicable to ONB as described below, may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of ONB. These measures may have the effect of discouraging certain tender offers for shares of ONB Common Stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

            Indiana Law. Under the business combinations provision of Indiana law, any 10% shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. Further, the corporation and a 10% shareholder may not consummate a business combination unless all provisions of the articles of incorporation of the corporation are complied with and a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

            An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. ONB is covered by the business combinations provision of Indiana law and Dulaney Bancorp is not covered. The constitutional validity of the business combinations provision of Indiana law has in the past been challenged and has been upheld by the United States Supreme Court.

            In addition to the business combinations provision, Indiana law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Indiana law provides that, unless otherwise provided in an Indiana corporation's articles of incorporation or by-laws, certain acquisitions of shares of the corporation's common stock will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. Upon disapproval of the resolution, the shares held by the acquiror shall be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

            This provision does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange. ONB is subject to the control share acquisition provision.

            ONB's Articles of Incorporation. In addition to the protections provided by Indiana law, ONB's Articles of Incorporation require the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors. For purposes of ONB's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of ONB with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of ONB, or (3) any liquidation or dissolution of ONB or any material subsidiary of ONB. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least eighty percent (80%) of the issued and outstanding shares of ONB Common Stock entitled to vote thereon.

            ONB's Articles of Incorporation also include provisions requiring
(1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, and (2) any person acquiring fifteen percent (15%) of the then issued and outstanding stock of ONB to pay equal consideration in connection with the acquisition of any further shares. These provisions require an eighty percent (80%) affirmative vote of the issued and outstanding shares of ONB Common Stock entitled to vote thereon in order to be altered, amended or repealed.

            ONB's Shareholder Rights Plan. On January 25, 1990, the Board of Directors of ONB declared a dividend of one (1) right for each issued and outstanding share of ONB Common Stock ("Right"). See "COMPARISON OF COMMON STOCK -- Authorized But Unissued Shares". The dividend was payable on March 15, 1990 to holders of record of ONB Common Stock at the close of business on March 1, 1990. Each Right entitles the registered holder to purchase from ONB one-hundredth (1/100) of a share of ONB Series A preferred stock at an initial Purchase Price of $60.00, subject to adjustment. The terms and conditions of the Rights are contained in a Rights Agreement between ONB and Old National Bank in Evansville, as Rights Agent.

            The foregoing information concerning ONB's shareholder Rights Plan does not purport to be complete. For additional information, see The Rights Agreement, dated March 1, 1990, between ONB and Old National Bank in Evansville, as Trustee, which is specifically incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The shares of ONB Common Stock to be received by Dulaney Bancorp shareholders in the Affiliation will be subject to the rights under the ONB Shareholder Rights Plan.

            Illinois Law and Dulaney Bancorp's Articles of Incorporation. Under the business combinations provision of the IBCA, any interested shareholder (defined as a shareholder owning at least 15% of the outstanding shares of common stock) of an Illinois corporation is prohibited for a period of three (3) years following the date on which the shareholder becomes an interested shareholder from engaging in any business combination with the corporation unless (i) the board of directors approves the business combination prior to the shareholder becoming an interested shareholder, or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, or (iii) the business combination is approved by the board of directors and authorized in an annual or special meeting of shareholders by at least a majority of the outstanding voting shares other than those held by the interested shareholder.

            Dulaney Bancorp is not covered by the IBCA's business combinations provision, but it could elect to be covered through an amendment to Dulaney Bancorp's Articles of Incorporation.

DIRECTOR LIABILITY

            Under Indiana law, a director of ONB will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

            Under Illinois law, a director of Dulaney Bancorp may not be liable by reason of serving as a director or for any action taken as a director if the director acts in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the corporation, and, as to any criminal action, had no reasonable cause to believe his conduct was unlawful. A director may be liable for his negligence or misconduct in the performance of his duty to the corporation.

DIRECTOR NOMINATIONS

            ONB's By-Laws require that all nominations for election as directors of ONB shall be made by the Board of Directors of ONB in accordance with the By-Laws. Under the By-Laws, the Nominating Committee of the Board of Directors of ONB ("Nominating Committee") is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of ONB prior to each annual or special meeting of shareholders at which directors will be elected.

            The Nominating Committee is comprised of five (5) directors of ONB, none of whom is an officer or employee of ONB. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

                                 LEGAL OPINIONS

            Certain legal matters in connection with the Agreement will be passed upon for ONB by the law firm of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204, and for Dulaney Bancorp by the law firm of Duane Morris & Heckscher, LLP, One Liberty Place, Philadelphia, Pennsylvania 19103.

                                    EXPERTS

            The consolidated financial statements of ONB and affiliates incorporated into this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the years indicated in their report thereon, and have been so incorporated into this Proxy Statement in reliance upon the report of Arthur Andersen LLP and upon the authority of such firm as experts in auditing and accounting.

            The consolidated financial statements of Dulaney Bancorp as of and for the calendar years ended December 31, 1997, 1996 and 1995 included in this Proxy Statement have been audited by McGee Rice & Wheat, Inc., independent auditors, to the extent and for the year indicated in their report thereon. Such consolidated financial statements have been included in this Proxy Statement in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.


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

            Representatives of McGee Rice & Wheat, Inc. are not expected to be at the Special Meeting.

                                 OTHER MATTERS

            The Special Meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of Dulaney Bancorp knows of no other matters for action by shareholders at the Special Meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of Dulaney Bancorp as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the recommendation of the Board of Directors of Dulaney Bancorp.

                           FORWARD-LOOKING STATEMENTS

            This Proxy Statement-Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of ONB and Dulaney Bancorp, as well as certain information relating to the Affiliation, including, without limitation (i) statements relating to the cost savings estimated to result from the Affiliation; (ii) statements relating to revenues estimated to result from the Affiliation; (iii) statements relating to the restructuring charges estimated to be incurred in connection with the Affiliation; and (iv) statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) expected cost savings from the Affiliation may not be fully realized or realized within the expected time frame: (b) revenues following the Affiliation may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Affiliation may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) changes in the interest rate environment may reduce margins;
(e) general economic or business conditions, either nationally or in the states in which ONB is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

(f) legislative or regulatory changes may adversely affect the business in which ONB is engaged; (g) technological changes (including "Year 2000" data systems compliance issues) may be more difficult or expensive than anticipated; and (h) changes may occur in the securities markets.

                             AVAILABLE INFORMATION

            ONB is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding ONB and the address of that site is (http://www.sec.gov). You are encouraged to give your Internet address, if available. ONB common stock is quoted on the NASDAQ National Market System and reports, proxy statements and other information concerning ONB are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

            ONB has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), with respect to the shares of ONB Common Stock to be issued in connection with its merger with Dulaney Bancorp. This Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above.

            All information contained in this Proxy Statement with respect to Dulaney Bancorp and the Bank has been supplied by Dulaney Bancorp and the Bank, and all information contained in this Proxy Statement with respect to ONB has been supplied by ONB.


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

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents previously filed by ONB (SEC File No. 0-10888) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

           - ONB's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

           - ONB's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

           - ONB's Annual Report to Shareholders for the fiscal year ended December 31, 1997.

           - The description of ONB's common stock contained in ONB's Current Report on Form 8-K, dated January 6, 1983, and the description of ONB's Preferred Stock Purchase Rights contained in ONB's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between ONB and Old National Bank in Evansville, as Trustee.

            All documents subsequently filed by ONB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date on which the Special Meeting is held shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date of filing such documents.

            Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

            NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY

STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT, NOR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES COVERED HEREBY AT ANY TIME SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ONB OR DULANEY BANCORP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROXY STATEMENT.

                         INDEX TO FINANCIAL STATEMENTS

                             DULANEY BANCORP, INC.


                                                                         PAGE
                                                                         ----
YEARS  ENDED DECEMBER 31, 1997, 1996 AND 1995:

Independent Auditors' Report on the Consolidated Financial Statements
for the years ended December 31, 1997, 1996 and 1995..................... F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996............. F-3

Consolidated Statements of Income for the years ended December 31,
1997, 1996 and 1995......................................................

Consolidated Statements of Stockholders' Equity for the years ended
December 31, 1997, 1996 and 1995.........................................

Consolidated Statements of Cash Flows for the years ended December 31,
1997, 1996 and 1995...................................................... F-7

Notes to Consolidated Financial Statements............................... F-9

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED):

Condensed Consolidated Balance Sheets as of June 30, 1998 and 1997....... F-20

Condensed Consolidated Statements of Income for the Nine Months ended
September 30, 1998 and 1997.............................................. F-22

Condensed Consolidated Statements of Cash Flows for the Nine Months
ended September 30, 1998 and 1997........................................ F-23

[Notes to Consolidated Condensed Financial Statements]...................

                   [LETTERHEAD OF MCGEE, RICE & WHEAT, INC.]


                         INDEPENDENT AUDITORS' REPORT
                         -----------------------------


To the Shareholders of
  Dulaney Bancorp, Inc.

     We have audited the accompanying consolidated balance sheets of DULANEY BANCORP, INC. AND SUBSIDIARY as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in undivided profits and cash flows for the years ended December 31, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DULANEY BANCORP, INC. AND SUBSIDIARY, as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principals.


                                           /s/ McGee, Rice & Wheat, Inc.

January 16, 1998

DULANEY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996
                                     ASSETS
                                     ------

                                                                                           1997              1996
                                                                                      -------------------------------
CASH AND DUE FROM BANKS (NOTE 1)                                                      $   2,201,865     $   2,269,702

FEDERAL FUNDS SOLD (NOTE 1):                                                              2,150,000         3,200,000
                                                                                      -------------     -------------

              Total cash and due from banks and federal funds sold                        4,351,865         5,469,702
                                                                                      -------------     -------------

INVESTMENT SECURITIES (NOTES 1 AND 2): Available for sale at market value:
         U.S. Treasury and Agency obligations                                             9,419,494        13,067,858
         Obligations of state and political subdivisions                                  6,479,671         4,150,048
         Other securities                                                                   962,935         1,162,041
                                                                                      -------------     -------------

              Total investment securities                                                16,862,100        18,379,947
                                                                                      -------------     -------------

LOANS (NOTES 1 AND 3):                                                                   19,540,581        18,107,467
     Less -
         Unearned income                                                                  (158,922)         (145,914)
         Reserve for losses on loans                                                      (471,276)         (487,463)
                                                                                      -------------     -------------
              Net loans                                                                  18,910,383        17,474,090
                                                                                      -------------     -------------

BUILDING AND EQUIPMENT (NOTE 1):
     Building and equipment                                                                 771,650           747,344
     Less - allowance for depreciation                                                    (565,329)         (532,248)
                                                                                      -------------     -------------
              Net building and equipment                                                    206,321           215,096
                                                                                      -------------     -------------

OTHER ASSETS:
     Accrued interest receivable                                                            652,206           608,315
     Prepared insurance                                                                       3,457             3,669
                                                                                      -------------     -------------
              Total other assets                                                            655,663           611,984
                                                                                      -------------     -------------

                                                                                      $  40,986,332     $  42,150,819
                                                                                      =============     =============

                                      F-3

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DULANEY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 1997 and 1996
                         LIABILITIES AND EQUITY CAPITAL
                         ------------------------------

                                                                     1997           1996
                                                                ---------------------------
DEPOSITS:
     Demand -
         Certified and official checks                          $    108,686   $    186,027
         Now accounts                                              7,659,083      8,391,367
         Other demand                                              7,626,897      8,201,241
                                                                ------------   ------------

              Total demand deposits                               15,394,666     16,768,635
                                                                ------------   ------------

     Time and savings -
         Certificates of deposits of at least $100,000             1,948,185      1,625,551
         Other                                                    16,023,168     16,537,546
                                                                ------------   ------------
              Total time deposits                                 17,971,353     18,163,097
                                                                ------------   ------------

              Total deposits                                      33,366,019     34,931,732
                                                                ------------   ------------

OTHER LIABILITIES:
     Accrued interest on time deposits                               149,605        179,676
     Accrued federal income taxes (Note 5)                            82,483         81,175
     Accrued property taxes                                           11,586         11,584
     Deferred tax liability (Note 5)                                 108,322         61,951
                                                                ------------   ------------
              Total other liabilities                                351,996        334,386
                                                                ------------   ------------

              Total liabilities                                 $ 33,718,015   $ 35,266,118
                                                                ------------   ------------

EQUITY CAPITAL:
     Common stock, par value $20 per share, 160,000 shares
         authorized, 40,000 shares issued, 29,497 shares
         outstanding                                            $    800,000   $    800,000
     Surplus                                                         800,000        800,000
     Treasury stock, 10,503 shares at cost                       (1,522,935)    (1,522,935)
     Undivided profits                                             6,980,980      6,559,834
     Unrealized appreciation -
         available for sale securities (Note 2)                      210,272        247,802
                                                                ------------   ------------
              Total equity capital                                 7,268,317      6,884,701
                                                                ------------   ------------

                                                                $ 40,986,332   $ 42,150,819
                                                                ============   ============

                                      F-4
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DULANEY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1997, 1996 and 1995

                                                                    1997              1996             1995
                                                               -------------------------------------------------
OPERATING INCOME:
     Interest and fees on loans                                $   1,692,343     $   1,552,309    $   1,376,753
     Investment securities -
         Federal funds sold                                          167,257           172,688          109,262
         United States Treasury and Agency obligations               741,731           876,135          889,138
         Municipal securities (exempt from Federal tax)              319,057           285,394          309,219
         Other Investment securities                                  75,461            89,604           69,804
                                                               -------------     -------------    -------------
              Total interest income                                2,995,849         2,976,130        2,754,176
     Interest on deposits                                        (1,155,200)       (1,183,700)      (1,106,813)
                                                               -------------     -------------    -------------

              Net interest income                                  1,840,649         1,792,430        1,647,363

     Less:  Provision for loan losses                                    ---               ---              ---
                                                               -------------     -------------    -------------

              Net interest income after provision for loan
              losses                                               1,840,649         1,792,430        1,647,363
     Other operating income -
         Trust department fees                                         3,000             2,022            1,899
         Service charges on deposits                                  33,732            31,884           31,498
         Safe deposit box rental fees                                  9,922             9,959            9,958
         Net securities losses                                       (6,203)           (4,835)           16,611
         Other commissions and fees                                    7,627            12,808           10,301
                                                               -------------     -------------    -------------
              Total operating income                               1,888,727         1,844,268        1,717,630
                                                               -------------     -------------    -------------

OPERATING EXPENSES:
     Salaries and employee benefits                                  464,946           432,197          414,898
     Occupancy expense                                                41,564            42,282           41,457
     Equipment expense                                                42,744            43,298           51,580
     Loan and deposit processing fees                                 72,361            71,437           69,274
     FDIC Assessments                                                 24,116            21,970           59,394
     Other operating expenses                                        217,886           225,109          240,892
                                                               -------------     -------------    -------------
              Total operating expenses                               863,617           836,293          877,495
                                                               -------------     -------------    -------------
INCOME BEFORE PROVISION FOR INCOME
     TAXES                                                         1,025,110         1,007,975          840,135

PROVISION FOR INCOME TAXES (NOTE 5)                                (250,000)         (214,677)          165,000
                                                               -------------     -------------    -------------

NET INCOME                                                     $     775,110     $     793,298    $     675,135
                                                               =============     =============    =============

EARNINGS PER SHARE                                             $       26.28     $       26.89    $       22.89
                                                               =============     =============    =============

                                      F-5
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DULANEY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN UNDIVIDED PROFITS

Years Ended December 31, 1997, 1996 and 1995

                                                           1997            1996           1995
                                                       -----------------------------------------
UNDIVIDED PROFITS, Beginning of Year                   $ 6,559,834    $ 6,032,009    $ 5,622,347

NET INCOME                                                 775,110        793,298        675,135

DIVIDENDS ($12.00 per share in 1997 and $9.00
     per share in 1996 and 1995)                         (353,964)      (265,473)      (265,473)
                                                       -----------    -----------    -----------

UNDIVIDED PROFITS, End of Year                         $ 6,980,980    $ 6,559,834    $ 6,032,009
                                                       ===========    ===========    ===========


                                      F-6
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DULANEY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1997, 1996 and 1995

                                                                          1997              1996              1995
                                                                      ------------------------------------------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
     Interest received                                                $  2,998,329      $  3,121,465      $  2,832,970
     Fees and commissions                                                   54,281            56,673            53,656
     Interest paid                                                     (1,185,271)       (1,187,406)       (1,086,847)
     Cash paid to suppliers and employees                                (826,987)         (798,643)         (831,135)
     Income taxes paid                                                   (248,692)         (199,593)         (148,224)
                                                                      ------------      ------------      ------------
              Net cash provided by operating activities                    791,660           992,496           820,420

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale ($1,738,228, $1,311,829, and $3,285,004
         respectively) or maturity of investment securities              5,138,458         7,590,011         4,946,373
     Purchase of investment securities                                 (3,664,345)       (6,887,292)       (3,688,864)
     Net increase in loans                                             (1,436,293)       (2,190,923)       (1,947,050)
     Additions to building and equipment                                  (27,640)          (11,083)          (25,954)
                                                                      ------------      ------------      ------------
              Net cash provided by (used in) investing
              activities                                                    10,180       (1,499,287)         (715,495)
                                                                      ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in demand deposits                        (1,373,969)         1,126,422         (861,030)
     Net decrease in time deposits                                       (191,744)          (59,195)           908,701
     Dividends paid                                                      (353,964)         (265,473)         (265,473)
                                                                      ------------      ------------      ------------
              Net cash provided by (used in) financing
              activities                                               (1,919,677)           801,754         (217,802)
                                                                      ------------      ------------      ------------

NET INCREASE (DECREASE) IN CASH AND
     DUE FROM BANKS AND FEDERAL FUNDS
     SOLD                                                              (1,117,837)           294,963         (112,877)

CASH AND DUE FROM BANKS AND FEDERAL
     FUNDS SOLD, Beginning of Year                                       5,469,702         5,174,739         5,287,616
                                                                      ------------      ------------      ------------

CASH AND DUE FROM BANKS AND FEDERAL
     FUNDS SOLD, End of Year                                          $  4,351,865      $  5,469,702      $  5,174,739
                                                                      ============      ============      ============

                                      F-7
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                                                                         1997             1996             1995
                                                                      ---------------------------------------------
NET INCOME                                                            $  775,110      $   793,298      $   675,135

ADJUSTMENTS TO RECONCILE NET INCOME
     TO NET CASH PROVIDED BY OPERATING
     ACTIVITIES:
     Depreciation and amortization                                        35,897           37,564           45,098
     Amortization of premiums paid for securities, net of
         discounts accredit                                               47,679          131,021          147,015
     Net gains (losses) on securities and fixtures                         6,722            4,835         (16,611)
     (Increase) decrease in accrued interest receivable                 (43,891)           29,398         (68,221)
     (Increase) decrease in prepaid insurance                                212             (78)             (26)
     Decrease in interest payable                                       (30,071)          (3,706)           19,966
     Increase (decrease) in federal income taxes
         payable                                                               0                0           16,776
     Increase in other liabilities                                             2              164            1,236
                                                                      ----------      -----------      -----------

NET CASH PROVIDED BY OPERATING                                        $  791,660      $   992,496      $   820,420
     ACTIVITIES
                                                                      ==========      ===========      ===========

                                      F-8
The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


NOTE 1.                 SIGNIFICANT ACCOUNTING POLICIES

                        Nature of Operations
                        --------------------

                        Dulaney Bancorp, Inc. is a one bank holding company which owns Dulaney National Bank. Dulaney National Bank is a full service banking institution located in Marshall, Clark County, Illinois. Its principal market is in Clark and the contiguous Illinois counties.

                        Consolidation
                        -------------

                        The consolidated financial statements include the accounts of Dulaney Bancorp, Inc. and Dulaney National Bank, after elimination of all significant inter-company accounts and transactions.

                        Trust Assets
                        ------------

                        Assets of the Trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Bank.

                        Cash and Due From Banks and Federal Funds Sold
                        ----------------------------------------------

                        For purposes of the statements of cash flows, the Company considers cash on hand, items in the process of collection, amounts on deposit at correspondent banks and federal funds sold to be cash equivalents. The Bank is required to maintain certain liquidity ratios to meet unanticipated deposit withdrawal requests which it monitors on an ongoing basis.

                        Investment Securities
                        ---------------------

                        "Available For Sale" securities are carried at market value. Realized gains and losses on "available for sale" securities are recorded in income using identified cost on the trade date.

                        Loans and Allowance for Loan Losses
                        -----------------------------------

                        Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized in income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


                        through a provision for loan losses charged to expense. Loans are charged against the allowance for losses when management believes the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that collection of interest is doubtful.

                        Dulaney National Bank grants agribusiness, commercial and residential loans to customers throughout east central Illinois. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their contracts is dependent upon the agribusiness economic sector. The Bank has no extensions of credit to any single borrower or group of related borrowers in excess of $850,000.

                        Building and Equipment
                        ----------------------

                        Building and equipment is recorded at cost and is depreciated using straight-line and accelerated methods over the following estimated useful lives:


                          Building                             31.5 years
                          Office equipment                   5 to 7 years
                          Vehicles                                5 years

                        Maintenance and repair costs are included in operating expense as incurred, while improvements which substantially increase the useful lives of existing building and equipment are capitalized. For the years ended December 31, 1997, 1996 and 1995 $35,897, $37,564,
                        $45,098 was expensed for depreciation, respectively.

                        Use of Estimates
                        ----------------

                        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


NOTE 2.                 INVESTMENT SECURITIES

                        On January 1, 1994, Dulaney National Bank adopted Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires entities to classify debt and equity securities as either "held to maturity" or "available for sale". Under SFAS No. 115, "held to maturity" securities are recorded at amortized cost, whereas "available for sale" securities are carried at market value. SFAS No. 115 further requires that unrealized gains and losses on "available for sale" securities be reported, net of tax, as a separate component of equity capital.

                        In response to the Financial Accounting Standards Board FASB 115, reassessment allowance and in reliance on the Comptroller of the Currency recommendation, the Bank elected to classify all of their securities as "available for sale" effective November 30, 1995. Thus, all of the securities were adjusted to market value with the net unrealized gain (net of income tax) shown as a component of equity capital. A comparison of the market value of "available for sale" securities as of December 31, 1997, 1996 and 1995 with their adjusted cost is as follows:

                                                              1997                      1996                      1995
                                                    ------------------------  ------------------------  ------------------------
                                                       MARKET      ADJUSTED       MARKET     ADJUSTED       MARKET    ADJUSTED
                                                       VALUE         COST         VALUE        COST         VALUE       COST
                                                    -----------  -----------  -----------  -----------  -----------  -----------
               U.S. Treasury and Agency             $ 9,419,494  $ 9,293,985  $13,067,858  $12,952,636  $13,943,853  $13,788,716
                           obligations
               Obligations of State and               6,479,671    6,290,448    4,150,048    3,955,384    4,851,172    4,560,848
                           political subdivisions
               Other securities                         962,935      959,073    1,162,041    1,162,174      542,620      544,112
                                                    -----------  -----------  -----------  -----------  -----------  -----------
                                                    $16,862,100  $16,543,506  $18,379,947  $18,070,194  $19,344,645  $18,893,676
                                                    ===========  ===========  ===========  ===========  ===========  ===========

                        Other securities includes $48,000 of Federal Reserve Bank stock in all columns for 1997 and 1996.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


                        The gross unrealized depreciation or appreciation on "available for sale" securities in 1997, 1996 and 1995 was as follows:

                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------
                        U.S. GOVERNMENT AND AGENCY OBLIGATIONS-
                        Securities with gross unrealized appreciation           $  131,022  $  133,797  $  169,300
                        Securities with gross unrealized depreciation              (5,513)    (18,575)    (14,163)
                        OBLIGATIONS OF STATE AND POLITICAL SUBDIVISIONS-
                        Securities with gross unrealized appreciation              189,225     195,067     290,324
                        Securities with gross unrealized depreciation                  (2)       (403)           -
                        OTHER SECURITIES-
                        Securities with gross unrealized appreciation                8,234       6,744       6,339
                        Securities with gross unrealized depreciation              (4,372)     (6,877)       (831)
                                                                                ----------  ----------  ----------

                        Gross appreciation                                         318,594     309,753     450,969

                        Provision for taxes                                      (108,322)    (61,951)      90,201
                                                                                ----------  ----------  ----------

                        Amount included in equity capital (net of tax)          $  210,272  $  247,802  $  360,768
                                                                                ==========  ==========  ==========

                        Investment securities with a market value of $2,256,450, $3,289,416, $1,527,816 were held as collateral for public monies on deposit at December 31, 1997, 1996 and 1995 respectively.

                        Proceeds from the sale of "available for sale" securities totaled $1,738,228 in 1997, 31,311,829 in
                        1996, $3,285,004 in 1995 resulting in realized losses of $6,203, $4,835, 16,611 in 1997, 1996 and 1995 respectively.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


                        The maturity distribution of the security portfolio as of December 31, 1997, 1996 and 1995 is as follows:

                                                                                             After One
                                                                                              Year But
                                                                               Within One      Within      After Five
                         1997                                                     Year       Five Years       Years
                         ----                                                  ----------    -----------   ----------
                         U.S. Treasury and agency obligations                  $4,495,560    $ 2,739,580   $2,184,354
                         Obligations of state and political subdivisions        1,787,936      3,881,866      809,869
                         Other securities                                              --        962,935           --
                                                                               ----------    -----------   ----------

                                                                               $6,283,496    $ 7,584,381   $2,994,223
                                                                               ==========    ===========   ==========
                         1996
                         ----
                         U.S. Treasury and agency obligations                  $3,715,676    $ 8,902,501   $  449,681
                         Obligations of state and political subdivisions           85,749      3,668,682      395,617
                         Other securities                                         128,501        985,540       48,000
                                                                               ----------    -----------   ----------

                                                                               $3,929,926    $13,556,723   $  893,298
                                                                               ==========    ===========   ==========
                         1995
                         ----
                         U.S. Treasury and agency obligations                  $2,686,620    $ 7,907,065   $3,350,168
                         Obligations of state and political subdivisions        1,148,559      2,730,043      972,570
                         Other securities                                          24,563        477,057       48,000
                                                                               ----------    -----------   ----------

                                                                               $3,859,742    $11,114,165   $4,370,738
                                                                               ==========    ===========   ==========

NOTE 3.                 LOANS

                        Major classifications of loans are as follows:

                                                 1997           1996           1995
                                             ------------   ------------   ------------
                        Commercial           $  5,460,970   $  5,315,275   $  4,923,646
                        Agricultural            2,526,787      2,987,540      2,961,130
                        Mortgage               10,276,541      8,634,945      7,029,241
                        Installment             1,256,855      1,145,617      1,004,544
                        Student                    19,428         24,090         27,091
                                             ------------   ------------   ------------

                                             $ 19,540,581   $ 18,107,467   $ 15,945,652
                                             ============   ============   ============

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


                        Maturity distributions of loans and rate sensitivity at December 31, 1997 are as follows:

                                                           Fixed Rate           Variable
                                                             Loans             Rate Loans
                                                          ------------       -------------
                        Three months or less              $  2,358,638       $   1,288,117
                        Three months through one year        4,936,490                 ---
                        One year through five years          9,690,172                 ---
                        Over five years                      1,267,104                 ---
                                                          ------------       -------------

                                                          $ 18,252,404       $   1,288,177
                                                          ============       =============

                        Loans on which the accrual of interest has been discontinued amounted to $163,119 in 1997 and in 1996 and $-0- in 1995.

                        Changes in the reserve for losses on loans during 1997, 1996 and 1995 were as follows:

                                                                           1997        1996        1995
                                                                        ---------   ---------   ---------
                        Balance, beginning of year                      $ 487,463   $ 536,099   $ 497,224
                        Recovery of loans previously charged off           23,751      33,263      75,686
                        Loans charged off                                (39,938)    (81,899)    (36,811)
                                                                        ---------   ---------   ---------

                        Balance, end of year                            $ 471,276   $ 487,463   $ 536,099
                                                                        =========   =========   =========

                        Unfunded loan commitments as of December 31, 1997 on approved credit lines were $2,223,000.


NOTE 4.                 LOANS TO RELATED PARTIES

                        The subsidiary bank has approved a credit line to a company, the shareholders of which are also shareholders of Dulaney Bancorp, Inc. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The total amount of loans to related parties was $53,956 and $47,204 at December 31, 1997 and 1996,

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


                        respectively. In addition, the aggregate dollar amount of approved credit lines to related parties was $300,000, of which $-0- was outstanding at December 31, 1997, 1996 and 1995.


NOTE 5.                 INCOME TAXES

                        The Corporation files a consolidated income tax return with its subsidiary, Dulaney National Bank. The combined entities have a net operating loss carryforward of approximately $313,000 for Illinois tax purposes, which expires commencing in 2002. The loss carryforward is primarily due to the fact that U.S. Treasury interest is exempt from Illinois tax. A reconciliation of U.S. tax provided compared to the statutory rate of 34% applied to pretax profits is as follows:

                                                                                      1997        1996       1995
                                                                                   ----------  ---------  ----------
                        Computed income tax at 34% on income before
                                    taxes                                          $  348,537  $ 342,712  $  285,646
                        Reduction for tax exempt state and political
                                    subdivision interest                            (108,479)   (97,034)   (105,134)
                        Other permanent differences between taxable
                                    income and financial statement income (net)         9,942   (31,001)    (15,512)
                                                                                   ----------  ---------  ----------

                        Federal Tax Provided                                       $  250,000  $ 214,677  $  165,000
                                                                                   ==========  =========  ==========

                        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes. The items giving rise to deferred tax liabilities are:
                        1) $25,975 of historical loan loss deductions taken for tax purposes in excess of the amounts charged against book income and 2) the recording of unrealized holding gains and losses on marketable debt securities promulgated by the provisions of FASB Statement 115. The Federal taxes accrued of $190,805 in 1997, $143,126 in 1996 and $156,283 in 1995 are sufficient to cover the tax currently due as well as the deferred tax liabilities for the unrealized net holding gains and the timing difference caused by the reserve for loan loss provisions.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


NOTE 6.                 PENSION PLAN

                        The Company established a qualified 40 1(k) plan covering all full-time employees during 1993. The Company matches 50% of a participant's voluntary contributions up to a maximum of 4% of a participant's compensation. The Company's cost of this plan was $7,455, $6,980, $6,962 in 1997, 1996 and 1995 respectively.


NOTE 7.                 REGULATORY MATTERS

                        Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. The amount of retained earnings available for dividends is principally equal to the last three years profits less dividends previously declared and less any required transfers to surplus.

                        Banking regulations also require the Bank to maintain certain minimum capital levels in relation to Bank assets. At December 31, 1997, regulations require a ratio of capital to risk-weighted assets of 8.0 percent. The Bank's capital at December 31, 1997, as defined by the regulations, was 32.34 percent of risk-weighted assets. In addition, banks are expected to maintain a leverage ratio of at least 3.0 percent. At December 31, 1997, the Bank's leverage ratio was 17.1 percent.


NOTE 8.                 CREDIT RISKS

                        The Bank maintains deposits and sells federal funds to correspondent banks in amounts which exceed federally insured limits. Management believes these correspondent banks represent high quality financial institutions. The Bank invests in unguaranteed debt instruments of state and political subdivisions and secured pools of mortgage backed securities. The credit ratings of the securities are reviewed at the date of purchase and periodically thereafter. The Bank grants agribusiness, commercial, and residential loans to customers throughout the midwest. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector.

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995


NOTE 9.                 PARENT COMPANY ONLY FINANCIAL STATEMENTS

                        The following financial statements reflect the accounts of Dulaney Bancorp, Inc. and how it accounts for its investment in Dulaney National Bank.

                                                              DULANEY BANCORP. INC.
                                                              ---------------------
                                                                  BALANCE SHEETS
                                                                  --------------
                                                        DECEMBER 31, 1997, 1996 AND 1995
                                                        --------------------------------
                                                                      ASSETS
                                                                      ------
                                                                                           1997          1996          1995
                                                                                       ------------  ------------  ------------
                        Cash                                                           $      9,764  $      5,353  $      2,118
                        Investment in Dulaney National Bank                               7,258,553     6,879,348     6,467,724
                                                                                       ------------  ------------  ------------

                                                                                       $  7,268,317  $  6,884,701  $  6,469,842
                                                                                       ============  ============  ============


                                                           LIABILITIES AND EQUITY CAPITAL
                                                           ------------------------------

                        Common stock, par value of $20 per share, 160,000              $    800,000  $    800,000  $    800,000
                                    shares authorized, 40,000 shares issued and
                                    29,497 outstanding
                        Surplus                                                             800,000        800,00        800,00
                        Treasury stock, 10,503 shares at cost                           (1,522,935)   (1,522,935)   (1,522,935)
                        Undivided profits                                                 7,191,252     6,807,636     6,392,777
                                                                                       ------------  ------------  ------------

                        Total equity capital                                              7,268,317     6,884,701     6,469,842
                                                                                       ------------  ------------  ------------

                                                                                       $  7,268,317  $  6,884,701  $  6,469,842
                                                                                       ============  ============  ============

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

                                                                    DULANEY BANCORP, INC.
                                                                    ---------------------
                                                                  STATEMENTS OF OPERATIONS
                                                                  ------------------------
                                                   FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                   ----------------------------------------------------
                                                                      1997        1996        1995
                                                                   ----------  ----------  ----------
                        OTHER INCOME (EXPENSE):
                           Other fees and licenses                 $  (1,625)  $  (1,615)  $  (1,615)
                           Other income, net                               --         323           -
                                                                   ----------  ----------  ----------

                        LOSS BEFORE EQUITY IN UNDISTRIBUTED           (1,625)     (1,292)     (1,615)
                        EARNINGS OF BANK SUBSIDIARY

                        EQUITY IN UNDISTRIBUTED EARNINGS OF           739,205     681,624   1,123,256
                        BANK SUBSIDIARY
                                                                   ----------  ----------  ----------

                        NET INCOME                                    737,580     680,332   1,121,641
                        UNDIVIDED PROFITS, Beginning of Year        6,807,636   6,392,777   5,536,609

                        DIVIDENDS DECLARED                          (353,964)   (265,473)   (265,473)
                                                                   ----------  ----------  ----------

                        UNDIVIDED PROFITS, End of Year             $7,191,252  $6,807,636  $6,392,777
                                                                   ==========  ==========  ==========

DULANEY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

                                                      DULANEY BANCORP, INC.
                                                      ---------------------
                                                    STATEMENTS OF CASH FLOWS
                                                    ------------------------
                                      FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                      ----------------------------------------------------
                                                   Increase (Decrease) in Cash

                                                                        1997        1996        1995
                                                                     ----------  ----------  ----------
                        CASH FLOWS FROM OPERATING ACTIVITIES:
                           Cash received from subsidiary             $  360,000  $  270,323  $  260,000
                           Cash paid to suppliers                       (1,625)     (1,615)     (1,615)
                                                                     ----------  ----------  ----------

                        Net cash provided by operating activities       358,375     268,708     258,385
                                                                     ----------  ----------  ----------

                        CASH FLOWS FROM FINANCING
                        ACTIVITIES:
                           Dividends Paid                             (353,964)   (265,473)   (265,473)
                                                                     ----------  ----------  ----------

                        Net cash used in financing activities         (353,964)   (265,473)   (265,473)
                                                                     ----------  ----------  ----------

                        NET INCREASE IN CASH                              4,411       3,235     (7,088)

                        CASH, Beginning of Year                           5,353       2,118       9,206
                                                                     ----------  ----------  ----------

                        CASH, End of Year                            $    9,764  $    5,353  $    2,118
                                                                     ==========  ==========  ==========


                                       Reconciliation of Net Income to Net Cash
                                           Provided by Operating Activities


                        NET INCOME                                   $  737,580  $  680,332  $1,121,641

                        ADJUSTMENTS TO RECONCILE NET
                        INCOME TO NET CASH PROVIDED BY
                        OPERATING ACTIVITIES:
                          Undistributed earnings of bank subsidiary   (379,205)   (411,624)   (863,256)
                                                                     ----------  ----------  ----------

                        NET CASH PROVIDED BY OPERATING
                        ACTIVITIES                                   $  358,375  $  268,708  $  258,385
                                                                     ==========  ==========  ==========

DULANEY BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

September 30, 1998 and 1997

                                                           1998        1997
                                                        -----------------------
                                                        (Dollars in Thousands)
ASSETS
Cash and due from banks                                  $  1,891    $  2,199
Securities
      Held to maturity                                        -0-         -0-
      Available for sale (at estimated market value)       14,899      16,999
                                                         --------    --------
                             TOTAL INVESTMENTS           $ 16,790    $ 19,198

Federal funds sold                                       $  5,050    $  3,600

Loans                                                      20,111      19,059
Less:  Reserve for loan losses                              (488)       (498)
                                                         --------    --------
                                     NET LOANS           $ 19,623    $ 18,561

Premises and equipment, net                              $    191    $    218
Other assets                                                  759         646
                                                         --------    --------

                                  TOTAL ASSETS           $ 42,413    $ 42,223
                                                         ========    ========

DULANEY BANCORP, INC.

(UNAUDITED)

September 30, 1998 and 1997

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          1998        1997
                                                                      -----------------------
                                                                       (Dollars in Thousands)
LIABILITIES
Deposits                                                               $ 34,631    $ 34,798
Federal funds purchased                                                     -0-         -0-
Borrowings                                                                  -0-         -0-
Other liabilities                                                           301         371
                                                                       --------    --------
                                                   TOTAL LIABILITIES   $ 34,932    $ 35,169

SHAREHOLDERS' EQUITY

Common stock - $20.00 par value; 160,000 shares authorized; 40,000
      shares issued; 29,497 shares outstanding                         $    800    $    800
Surplus                                                                     800         800
Retained earnings                                                         7,143       6,758
Treasury stock at cost - 10,503 and 10,503 shares                       (1,523)     (1,523)
Unrealized net appreciation, available for sale securities                  261         219
                                                                       --------    --------
                                          TOTAL STOCKHOLDERS' EQUITY   $  7,481    $  7,054
                                                                       --------    --------

                          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 42,413    $ 42,223
                                                                       ========    ========

DULANEY BANCORP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

Nine Months Ended September 30, 1998 and 1997

                                                     1998       1997
                                                ------------------------
                                                 (Dollars in Thousands)
INTEREST INCOME
      Interest and fees on loans                   $ 1,308    $ 1,229
      Investment securities
            Taxable                                    460        627
            Tax-exempt                                 279        231
      Federal funds sold                               152        126
                                                   -------    -------
                       TOTAL INTEREST INCOME       $ 2,199    $ 2,213
INTEREST EXPENSE
      Deposits                                     $   878    $   854
      Borrowings                                       -0-        -0-
      Federal funds purchased                          -0-        -0-
                                                   -------    -------
                      TOTAL INTEREST EXPENSE       $   878    $   854
                                                   -------    -------
                         NET INTEREST INCOME       $ 1,321    $ 1,359
Provision for loan losses                              -0-        -0-
                                                   -------    -------
         NET INTEREST INCOME AFTER PROVISION
                             FOR LOAN LOSSES       $ 1,321    $ 1,359
OTHER INCOME
      Brokerage Revenue                                -0-        -0-
      Service charges                                   28         24
      Trust fees                                         1          2
      Gain (loss) on securities                          8        (6)
      Other                                             18         20
                                                   -------    -------
                                                   $    55    $    40
OTHER EXPENSE
      Employee compensation and benefits           $   356    $   332
      Net occupancy                                     67         67
      FDIC Insurance                                     5          5
      Data Processing                                   57         54
      Other                                            184        168
                                                   -------    -------
                                                   $   669    $   626
                                                   -------    -------
                  INCOME BEFORE INCOME TAXES       $   707    $   773

Income tax expense                                     175        210
                                                   -------    -------

                                  NET INCOME       $   532    $   563
                                                   =======    =======

DULANEY BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

Nine Months Ended September 30, 1998 and 1997

                                                                               1998        1997
                                                                            ----------------------
                                                                            (Dollars in Thousands)
OPERATING ACTIVITIES:
NET INCOME                                                                   $    532    $    563
Adjustments to reconcile net income to net cash provided by
      operating activities:
      Provision for loan losses                                                   -0-         -0-
      Depreciation expense                                                         20          16
      Realized securities gains                                                     8         -0-
      (Increase) decrease in other assets                                         104          34
      Increase (decrease) in other liabilities                                   (57)          36
                                                                             --------    --------

                         NET CASH PROVIDED BY OPERATING ACTIVITIES           $    607    $    649

INVESTING ACTIVITIES:
      Net (increase) decrease in federal funds sold                          $  2,900    $    100
      Net (increase) decrease in loans                                            734       1,248
      Proceeds from maturities of available-for-sale securities                   584          85
      Proceeds from sales of available-for-sale securities                        608         988
      Purchases of available-for-sale securities                              (3,007)     (2,865)
      Purchases of property and equipment                                         -0-         -0-
                                                                             --------    --------

                             NET CASH USED IN INVESTING ACTIVITIES           $(1,819)    $  (444)

DULANEY BANCORP, INC.

(UNAUDITED)

Nine Months Ended September 30, 1998 and 1997

                                                                      1998        1997
                                                                   ----------------------
                                                                   (Dollars in Thousands)
FINANCING ACTIVITIES:
      Net increase in borrowings                                     $   -0-   $    -0-
      Net increase (decrease) in federal funds purchased                 -0-        -0-
      Net increase (decrease) in deposits                              1,255        601
      Treasury stock purchased                                           -0-        -0-
      Cash dividends paid                                              (354)      (354)
                                                                     -------    -------

                    NET CASH PROVIDED BY FINANCING ACTIVITIES        $   901    $   247

Increase in cash and cash equivalents                                $ (311)    $   452
Cash and cash equivalents at beginning of period                       2,202      1,747
                                                                     -------    -------

Cash and cash equivalents at end of period                           $ 1,891    $ 2,199
                                                                     =======    =======

                                                                    APPENDIX A

                      AGREEMENT OF AFFILIATION AND MERGER

            THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 5th day of November, 1998, by and between OLD NATIONAL BANCORP ("ONB") and DULANEY BANCORP, INC. ("Dulaney").

                              W I T N E S S E T H:
                              --------------------

            WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

            WHEREAS, Dulaney is an Illinois corporation registered as a bank holding company under the BHC Act, with its principal office located in Marshall, Clark County, Illinois, and is the sole owner of Dulaney National Bank, a national banking association ("Bank"); and

            WHEREAS, it is the desire of ONB and Dulaney to affiliate through a corporate reorganization whereby Dulaney will be merged with and into ONB and Dulaney National Bank ("Bank") will become a wholly-owned subsidiary of ONB; and

            WHEREAS, a majority of the entire Board of Directors of each of ONB and Dulaney has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger.

            NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, ONB and Dulaney hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and Dulaney and the mode of carrying such merger into effect as follows:

                                   SECTION 1

                                   THE MERGER
                                   ----------

            1.01. General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), Dulaney shall be merged with and into and under the Articles of Incorporation of ONB ("Merger"). ONB shall survive the Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended. Upon consummation of the Merger, Bank shall become a wholly-owned subsidiary of ONB.

            1.02. Name, Officers and Management. The name of the Surviving Corporation shall be "Old National Bancorp." Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified. The directors of Dulaney shall cease to be directors of Dulaney as of the Effective Time and shall not become directors of ONB after the Effective Time. The directors of ONB as of the Effective Time shall remain the directors of the Surviving Corporation, until such time as their successors have been duly elected and have been qualified.

            1.03. Capital Structure. The capital of the Surviving Corporation shall be not less than the capital of ONB immediately prior to the Effective Time.

            1.04. Articles of Incorporation and By-Laws. The Articles of Incorporation and ByLaws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

            1.05. Assets and Liabilities. At the Effective Time, the title to all assets, real estate and other property owned by Dulaney shall vest in ONB without reversion or impairment. At the Effective Time, all liabilities of Dulaney shall be assumed by ONB.

            1.06. Tax-Free Reorganization. ONB and Dulaney intend for the Merger to qualify as a reorganization within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended ("Code"), and for the Merger to be accounted for as a pooling-of-interest transaction. ONB and Dulaney agree to cooperate and to take such action as may be reasonably necessary to achieve such results.

                                   SECTION 2

                                MANNER AND BASIS
                              OF EXCHANGE OF STOCK
                              --------------------

            2.01. Exchange Ratio. (a) Upon and by virtue of the Merger becoming effective at the Effective Time, each issued and outstanding share of Dulaney Common Stock (as defined in Section 5.03 hereof), other than shares as to which statutory dissenters rights are exercised, shall be converted into the right to receive ten and six hundred eighty three one thousandths (10.683) shares of ONB common stock ("Exchange Ratio"), subject to adjustment, if any, pursuant to the provisions of Sections 2.01 and 2.03 hereof.

            (b) As the Exchange Ratio was calculated based upon a per share value of ONB common stock of $47.75, if the Average Price Per Share (as hereinafter defined) of ONB common stock is greater than $52.525 or less than $42.975, then the Exchange Ratio shall be adjusted prior to the Effective Time as provided by Section 2.01(c) hereof.

            (c) The Average Price Per Share of ONB common stock shall mean and be calculated based upon the average of the per share closing prices of ONB common stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System for the first five
(5) business days on which trades of shares of ONB common stock are reported on NASDAQ within the ten (10) calendar days immediately preceding the Effective Time ("Average Price Per Share"). The adjustment contemplated by Section 2.01(b) hereof shall be applied in the following manner: (i) if the Average Price Per Share of ONB common stock exceeds $52.525, then the Exchange Ratio shall be adjusted such that each share of Dulaney Common Stock shall be converted into the number of shares of ONB common stock resulting from the following formula:
$561.12 / Average Price Per Share; (ii) if the Average Price Per Share of ONB common stock is less than $42.975, then the Exchange Ratio shall be adjusted such that each share of Dulaney Common Stock shall be converted into the number of shares of ONB common stock resulting from the following formula: $459.10 / Average Price Per Share; and (iii) if the Average Price Per Share of ONB common stock is not less than $42.975 nor more than $52.525, then there shall be no adjustment to the Exchange Ratio.

            2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each shareholder of Dulaney who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the Average Price Per Share.

            2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock, such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then the Exchange Ratio shall be adjusted so that Dulaney's shareholders shall receive, in the aggregate, such number of shares of ONB common stock representing the same percentage of outstanding shares of ONB common stock at the Effective Time as would have been represented by the number of shares of ONB common stock such shareholders would have received if any of the foregoing actions had not occurred.

            2.04. Distribution of ONB Common Stock and Cash. (a) Following the Effective Time, ONB shall mail to each Dulaney shareholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Dulaney Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

            (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former shareholder of Dulaney within twenty (20) business days following delivery to ONB of the shareholder's certificate(s) representing its shares of Dulaney Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

            (c) Following the Effective Time, stock certificates representing shares of Dulaney Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Dulaney shareholder entitled to receive the same until such shareholder has surrendered to ONB his or her certificate or certificates representing Dulaney Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of Dulaney Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

            (d) ONB shall be entitled to rely upon the stock transfer books of Dulaney to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books shall be conclusive with respect to the ownership of shares of Dulaney Common Stock.

            (e) With respect to any certificate for shares of Dulaney Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (or to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the Dulaney shareholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.


                                   SECTION 3

                            DISSENTING SHAREHOLDERS
                            -----------------------

            Shareholders of Dulaney who properly exercise and perfect statutory dissenters' rights shall have the rights accorded to dissenting shareholders under Article 11 of the Illinois Business Corporations Act of 1983, as amended.

                                   SECTION 4

                   REPRESENTATIONS AND WARRANTIES OF DULANEY
                   -----------------------------------------

            Dulaney hereby represents and warrants to ONB with respect to itself and Bank, as its wholly-owned subsidiary, as follows:

            4.01. Organization and Authority. Dulaney is a corporation duly organized and validly existing under the laws of the State of Illinois. Bank is a national banking association duly organized and validly existing under the laws of the United States of America. Dulaney and Bank have full power and authority (corporate and otherwise) to own and lease their properties as presently owned and leased and to conduct their respective business in the manner and by the means utilized as of the date hereof. Except as set forth in the Disclosure Schedule (for purposes of this Agreement, "Disclosure Schedule" shall mean the schedules referencing the applicable provisions of this Section 4 which are attached hereto and made a part of this Agreement), Dulaney's only subsidiary is Bank and it has no other subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity. Bank has no subsidiaries. Bank is subject to primary regulatory supervision and examination by the Office of the Comptroller of the Currency ("OCC"). Dulaney does not have a class of stock registered pursuant to Section 12, and is not subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act").

            4.02. Authorization. (a) Dulaney has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.02(e) and (f) hereof. This Agreement and its execution and delivery by Dulaney have been duly authorized and approved by the Board of Directors of Dulaney and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of Dulaney, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

            (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates Dulaney's Certificate of Incorporation or ByLaws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Dulaney or Bank is a party or by which Dulaney or Bank is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of Dulaney or Bank which would be material to Dulaney on a consolidated basis; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Dulaney or Bank is bound or with respect to which Dulaney or Bank is to perform any duties or obligations or receive any rights or benefits.

            (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Dulaney or Bank.

            4.03. Capitalization. (a) The authorized capital stock of Dulaney as of the date hereof consists, and at the Effective Time will consist, of 160,000 shares of common stock, $20.00 par value per share, 29,497 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Dulaney Common Stock"). Such issued and outstanding shares of Dulaney Common Stock have been duly and validly authorized by all necessary corporate action of Dulaney, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Dulaney shareholder. Dulaney has no common stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Dulaney Common Stock. On a consolidated basis as of June 30, 1998, Dulaney had total capital of approximately $7,409,000, which consisted of common stock of $800,000, capital surplus of $800,000 and undivided profits of $5,809,000, including unrealized gains or losses on available-for-sale securities. Each share of Dulaney Common Stock is entitled to one vote per share. A description of the Dulaney Common Stock is contained in the Certificate of Incorporation of Dulaney, as amended, as set forth in the Disclosure Schedule pursuant to Section 4.04 hereof.

            (b) The authorized capital stock of Bank as of the date hereof consists, and at the Effective Time will consist, of 40,000 shares of common stock, $20.00 par value per share, all of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Bank Common Stock"). Such issued and outstanding shares of Bank Common Stock have been duly and validly authorized by all necessary corporate action of Bank, are validly issued, fully paid and nonassessable (except to the extent provided by 12 U.S.C. ss. 55, as amended), and have not been issued in violation of any pre-emptive rights of any present or former Bank shareholder. All of the issued and outstanding shares of common stock of Bank are owned by Dulaney free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Bank Common Stock. On a consolidated basis as of June 30, 1998, Bank had total capital of approximately $7,398,000, which consisted of common stock of $800,000, capital surplus of $800,000 and undivided profits of $5,798,000, including unrealized gains or losses on available-for-sale securities. Each share of Bank Common Stock is entitled to one vote per share. A description of the Bank Common Stock is contained in the Articles of Association of Bank, as amended, as set forth in the Disclosure Schedule pursuant to Section 4.04 hereof.

            (c) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Dulaney Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Dulaney, by which Dulaney is or may become bound. Dulaney does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Dulaney Common Stock.

            (d) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Bank Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Bank, by which Bank is or may become bound. Bank does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Bank Common Stock.

            (e) Except as set forth in the Disclosure Schedule, Dulaney has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of common stock.

            4.04. Organizational Documents. The respective Certificate of Incorporation and ByLaws of Dulaney, and the Articles of Association and By-Laws of Bank, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB and are included in the Disclosure Schedule.

            4.05. Compliance with Law. (a) Neither Dulaney nor Bank has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Dulaney and Bank on a consolidated basis. Dulaney and Bank possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

            (b) All agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Dulaney or Bank which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, Dulaney or Bank, including, without limitation, all correspondence, communications and commitments related thereto, are set forth in the Disclosure Schedule. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of Dulaney or Bank as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to Dulaney or Bank.

            (c) All of the existing offices and branches of Dulaney and Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements. Bank has no approved but unopened offices or branches.

            4.06. Accuracy of Statements Made and Materials Provided to ONB. (a) No representation, warranty or other statement made, or any information provided, by Dulaney or Bank in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by Dulaney or Bank to ONB through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by Dulaney and Bank with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Dulaney's shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

            (b) Any materials or information provided by Dulaney or Bank to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

            4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule, there are no claims, actions, suits, proceedings, arbitrations or investigations pending or, to the best knowledge of Dulaney and Bank after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Dulaney or Bank have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting Dulaney and Bank which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Dulaney and Bank on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

            (b) Except as set forth in the Disclosure Schedule, neither Dulaney nor Bank is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of Dulaney or Bank, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of Dulaney or Bank after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

            4.08. Financial Statements and Reports. Dulaney has delivered to ONB copies of the following financial statements and reports of Dulaney and Bank, including the notes thereto (collectively, the "Dulaney Financial Statements"):

            (a) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of Dulaney as of and for the years ended December 31, 1995, 1996 and 1997, and as of and for the fiscal quarter ended June 30, 1998;

            (b) Consolidated Statements of Cash Flows of Dulaney for the years ended December 31, 1995, 1996 and 1997, and for the fiscal quarter ended June 30, 1998;

            (c) Consolidated Statements of Changes in Financial Position of Dulaney for the years ended December 31, 1996 and 1997, and for the fiscal quarter ended June 30, 1998;

            (d) Reports of Condition and Income ("Call Reports") for Bank as of the close of business on December 31, 1994, 1995, 1996 and 1997; and

            (e) Financial Statements of Dulaney on Form FRY-9LP and Form FRY-9C filed with the Board of Governors of the Federal Reserve System at the close of business on December 31, 1996 and 1997.

            The Dulaney Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial position of Dulaney and Bank as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Dulaney Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The Dulaney Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the Dulaney Financial Statements false, misleading or inaccurate in any material respect.

            4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

            (i) A brief description and the location of all real property owned by Dulaney or Bank and the principal buildings and structures located thereon, together with a legal description of such real property and a title insurance policy or abstract opinion insuring the same, and each lease of real property to which Dulaney or Bank is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

            (ii) All conditional sales contracts or other title retention agreements relating to Dulaney or Bank and agreements for the purchase of federal funds;

            (iii) All agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Dulaney or Bank which individually or in the aggregate:

                        (A) involve payment or receipt by Dulaney or Bank (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $10,000;

                        (B) involve payments based on profits of Dulaney or Bank;

                        (C) relate to the purchase of goods, products, supplies or services in excess of $10,000;

                        (D)         were not made in the ordinary course of
                                    business; or

                        (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

            (iv) The name and current annual salary of each director, officer and employee of Dulaney or Bank whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Dulaney or Bank to or for the benefit of each such person for the year ended December 31, 1997, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

            (b) Dulaney and Bank have, prior to the date of this Agreement, provided or given access to ONB to the files and documentation of all borrowers of Bank, or persons or entities that are or may become obligated to Bank under an existing letter of credit, line of credit, loan transaction, loan agreement, promissory note or other commitment of Bank, in excess of $10,000 individually or in the aggregate, whether in principal, interest or otherwise, and including all guarantors of such indebtedness.

            (c) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this
Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights. Dulaney and Bank are, and to their respective best knowledge after due inquiry, all other parties thereto are, in material compliance with the provisions thereof, and Dulaney and Bank are not, and to their respective best knowledge after due inquiry, no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or provision contained therein. None of the foregoing requires the consent of any party to its assignment in connection with the Merger contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of Dulaney and Bank after due inquiry, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 4.09.

            4.10. Absence of Undisclosed Liabilities. Except as provided in the Dulaney Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of Bank, except for trade payables incurred in the ordinary course of Dulaney's and Bank's business (for purposes of this Section 4, all references to ordinary course of business shall be deemed to be Dulaney's and Bank's ordinary course of business), and except for the transaction contemplated by this Agreement, neither Dulaney nor Bank has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $10,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

            4.11. Title to Assets. Except as described in this Section 4.11: (a) Dulaney and Bank have good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Dulaney Financial Statements as of June 30, 1998; good and marketable title to all personal property reflected in the Dulaney Financial Statements as of June 30, 1998, other than personal property disposed of in the ordinary course of business since June 30, 1998; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Dulaney and Bank purports to own or which Dulaney or Bank uses in its business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good and marketable title to all property and assets acquired and not disposed of or leased since June 30, 1998. All of such properties and assets are owned by Dulaney or Bank free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule;
(ii) as specifically noted in reasonable detail in the Dulaney Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and
(v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Dulaney on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Dulaney or Bank is in material compliance with all applicable zoning and land use laws.

            (b) Dulaney and Bank have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, "Environmental Laws"). There are no pending or, to the best knowledge of Dulaney or Bank, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Dulaney or Bank with respect to the Environmental Laws, and there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances or other governmental approvals are required for the conduct of the business of Dulaney or Bank or the consummation of the Merger contemplated hereby. Neither Dulaney nor Bank is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal or any other remedial action under any Environmental Law. Dulaney and Bank owns, operates, leases and controls, and has owned, operated, leased and controlled, all real property in compliance with the Environmental Laws. Neither Dulaney nor Bank has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

            4.12. Loans and Investments. (a) Except as set forth in the Disclosure Schedule, there is no loan by Dulaney or Bank in excess of $10,000 that has been classified by bank regulatory examiners or management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $10,000 that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of Bank and a list of all loans in excess of $10,000 which Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status are set forth in the Disclosure Schedule.

            (b) All loans reflected in the Dulaney Financial Statements as of June 30, 1998 and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 1998: (i) to the best knowledge of Dulaney and Bank solely with respect to the authenticity of the signatures of borrowers, obligors and guarantors thereon constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (ii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iii) are secured, to the extent that Dulaney or Bank has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Bank as the secured party or mortgagee (unless by written agreement to the contrary).

            (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Dulaney Financial Statements are adequate in all material respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

            (d) Subject to the restrictions of Statement of Financial Accounting Standards No. 115, none of the investments reflected in the Dulaney Financial Statements as of and for the period ended June 30, 1998 and none of the investments made by Dulaney since June 30, 1998 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of Dulaney to dispose freely of such investment at any time. Neither Dulaney nor Bank is a party to any repurchase agreements with respect to securities.

            (e) Set forth in the Disclosure Schedule is a true, accurate and complete list of all loans in which Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Bank.

            (f) Except as set forth in the Disclosure Schedule, and except for customer deposits and ordinary trade payables, neither Dulaney nor Bank has, nor will they have at the Effective Time, any indebtedness for borrowed money.

            4.13. Shareholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and Dulaney's Certificate of Incorporation and By-Laws, Dulaney has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Dulaney or which may be considered an anti-takeover mechanism.

            4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Dulaney or Bank, whether written or oral; in which Dulaney or Bank participates as a participating employer; to which Dulaney or Bank contributes; with respect to which Dulaney or Bank acts as administrator, trustee or fiduciary; whether written or oral; and including any such plans which have been terminated, merged into another plan, frozen or discontinued (collectively, "Dulaney Plans"): (i) all such Dulaney Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and the Department of Labor ("Department") and Treasury Regulations promulgated thereunder, the breach of which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capital of Dulaney on a consolidated basis; (ii) all Dulaney Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have complied since their adoption or have been amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations promulgated thereunder, and favorable determination letters have been timely received from the Internal Revenue Service ("Service") with respect to each such Dulaney Plan stating that each, in its current form (or at the time of its disposition if it has been terminated, merged, frozen or discontinued), is qualified under and satisfies all applicable provisions of the Code and Treasury Regulations; (iii) except as set forth on the Disclosure Schedule, no Dulaney Plan (or its related trust) holds any stock or other securities of Dulaney or any related or affiliated person or entity; (iv) neither Dulaney nor Bank has any liability to the Department or the Service with respect to any Dulaney Plan; (v) Dulaney has not engaged in any transaction that may subject Dulaney, or any Dulaney Plan, to a civil penalty imposed by Section 502 of ERISA; (vi) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Dulaney Plan; (vii) each Dulaney Plan subject to ERISA or intended to be qualified under
Section 401(a) of the Code has been and, if applicable, is being operated in all material respects in accordance with the applicable provisions of ERISA and the Code and the Department and Treasury Regulations promulgated thereunder; (viii) no participant or beneficiary or non-participating employee has been denied any benefit due or to become due under any Dulaney Plan or has been misled as to his or her rights under any Dulaney Plan; (ix) all obligations required to be performed by Dulaney or Bank under any provision of an Dulaney Plan have been performed by them in all material respects and they are not in default under or in violation of in any material respect any provision of an Dulaney Plan; (x) no event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA under any Dulaney Plan; (xi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Dulaney and Bank after due inquiry, threatened, against Dulaney, Bank, any Dulaney Plan or the assets of any Dulaney Plan; and (xii) with respect to any Dulaney Plan sponsored, participated in or contributed to by Dulaney or Bank, or with respect to which Dulaney or Bank is responsible for complying with the reporting and disclosure requirements of ERISA or the Code, there has been, no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed.

            (b) With regard to any Dulaney Plan intended to be qualified under
Section 401(a) of the Code, no director, officer, employee or agent of Dulaney or Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, the Service could revoke or deny that plan's qualification under Section 401(a) of the Code or the exemption under
Section 501(a) of the Code for any trust related to such Plan.

            (c) Dulaney has provided to ONB in the Disclosure Schedule true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following (including all plans and programs which have been terminated): (i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all summary plan amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Dulaney or Bank for its current or former directors, officers or employees.

            (d) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of Dulaney or Bank is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Dulaney, except that such individuals may be entitled to continue their group health care coverage pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Code with respect thereto.

            (e) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Dulaney or Bank, in which Dulaney or Bank participates as a participating employer or to which Dulaney or Bank contributes, no director, officer, employee or agent of Dulaney or Bank has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Dulaney or Bank under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all material respects by Dulaney and Bank.

            (f) Except as otherwise provided in the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Dulaney or Bank and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

            4.15. Obligations to Employees. All accrued obligations and liabilities of and all payments by Dulaney and Bank, and all Dulaney Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Dulaney and Bank in accordance with generally accepted accounting principles and applicable law applied on a consistent basis and actuarial methods with respect to the following: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare, retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to by Dulaney or Bank for its current or former directors, officers, employees and agents, including, without limitation, all liabilities and obligations to the Dulaney Plans (as defined in Section 4.14(a) hereof). All obligations and liabilities of Dulaney and Bank, whether arising by operation of law, by contract or by past custom or practice, for all other forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid to the extent required by applicable law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by Dulaney and Bank in accordance with generally accepted accounting and actuarial principles applied on a consistent basis. All accruals and reserves referred to in this Section 4.15 are correctly and accurately reflected and accounted for in all material respects in the Dulaney Financial Statements and the books, statements and records of Dulaney and Bank.

            4.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, Dulaney has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon it and Bank or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Dulaney has established, and shall establish in the Subsequent Dulaney Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the Dulaney Financial Statements adequate to cover all of Dulaney's and Bank's tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Dulaney nor Bank has, nor will either of them have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Dulaney Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Dulaney. Neither Dulaney nor Bank is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Dulaney have been audited by any taxing authority during the past five (5) years.

            4.17. Deposit Insurance. The deposits of Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and Dulaney and Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

            4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Dulaney or Bank on the date hereof or with respect to which Dulaney or Bank pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

            4.19. Books and Records. The books and records of Dulaney and Bank are in all material respects complete and correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Dulaney and Bank set forth in the Dulaney Financial Statements.

            4.20. Broker's, Finder's or Other Fees. Except for reasonable fees of Dulaney's attorneys and accountants, all of which shall be paid by Dulaney prior to the Effective Time, no agent, broker or other person acting on behalf of Dulaney or Bank or under any authority of Dulaney or Bank is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

            4.21. Disclosure Schedule and Documents. All written data, documents, materials and information referred to in this Agreement and delivered by Dulaney or Bank pursuant to or in connection with the Disclosure Schedule are true, accurate and complete in all material respects as of the date hereof and with respect to such items delivered subsequent to the date hereof or with any update to the Disclosure Schedule, will be true, accurate and complete in all material respects on the date of delivery thereof.

            4.22. Interim Events. Except as otherwise permitted hereunder, since June 30, 1998, neither Dulaney nor Bank has:

            (a) Suffered any changes having an adverse impact on the financial condition, results of operations, business, assets or capital of Dulaney or Bank in excess of $5,000 individually or in the aggregate;

            (b) Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $5,000 individually or in the aggregate;

            (c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 6.03(a)(iii) hereof and a cash dividend of $6.00 per share paid by Dulaney in July, 1998;

            (d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

            (e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Dulaney or Bank except pursuant to the express terms thereof;

            (f) Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

            (g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

            (h) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

            (i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

            (j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Dulaney or Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

            (k) Except as set forth in the Disclosure Schedule, canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

            (l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

            (m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

            (n) Conducted its business in any manner other than substantially as it was being conducted through June 30, 1998.

            4.23. Regulatory Filings. Dulaney and Bank have filed and will continue to file in a timely manner all filings with all federal and state regulatory agencies and authorities as required by applicable law. All such filings with federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings and have been prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

            4.24. Contracts. Neither Dulaney nor Bank is in default under or in breach of or, to the best knowledge of Dulaney or Bank after due inquiry, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation, which breach or default would reasonably be expected to have a material adverse effect on the financial condition, results of operation, business, assets or capital of Dulaney and Bank on a consolidated basis.

            4.25. No Third Party Options. There are no agreements, options, commitments or rights with, of or to any third party to acquire any shares of capital stock or assets of Dulaney or Bank.

            4.26. Indemnification Agreements. (a) Neither Dulaney nor Bank is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Certificate of Incorporation or By-Laws of Dulaney and the Articles of Association and By-Laws of Bank.

            (b) No claims have been made against or filed with Dulaney or Bank nor have, to the best knowledge of Dulaney and Bank after due inquiry, any claims been threatened against Dulaney or Bank, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Dulaney or Bank.

            4.27. Representations and Warranties at the Effective Time. All representations and warranties of Dulaney and Bank contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

            4.28. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for Dulaney to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000

Compliant within a period of time calculated to result in no material disruption of any of Dulaney's business operations. For purposes of this Section 4.28, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

            (b)  Dulaney has:

                        (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of Dulaney to be Year 2000 Compliant on a timely basis;

                        (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis, and

                        (iii) to date, implemented that plan in accordance with that timetable in all material respects.

            (c) Compliance by Third Parties. Dulaney has made written inquiry of each of its key suppliers and vendors, and has obtained in writing confirmations from all such persons, as to whether such persons have initiated programs to become Year 2000 Compliant and on the basis of such confirmations, Dulaney reasonably believes that all such persons will be or become so compliant. For purposes here, "key suppliers and vendors," refers to those suppliers and vendors of Dulaney whose business failure would, with reasonable probability, result in a material adverse change in the business, properties, condition (financial or otherwise) or prospects of Dulaney.

            4.29. Nonsurvival of Representations and Warranties. The representations and warranties of Dulaney and Bank contained in this Agreement shall expire at the Effective Time, and thereafter Dulaney and Bank, and all directors, officers and employees of Dulaney and Bank shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

                                   SECTION 5

                     REPRESENTATIONS AND WARRANTIES OF ONB
                     -------------------------------------

            ONB represents and warrants to Dulaney as follows:

            5.01. Organization and Authority. ONB is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act.

            5.02. Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in
Section 8.01 (d), (e) and (f)hereof. This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. Assuming due execution and delivery by Dulaney, this Agreement constitutes a valid and binding obligation of ONB, subject to the conditions precedent set forth in
Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

            (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any material respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a material default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound and which is material to ONB on a consolidated basis; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Dulaney) or any other adverse interest, upon any right, property or asset of ONB which would be material to ONB on a consolidated basis; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB is bound or with respect to which ONB is to perform any duties or obligations or receive any rights or benefits.

            (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Merger contemplated by this Agreement.

            5.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 50,000,000 shares of common stock, no par value per share, of which approximately 27,639,000 shares were issued and outstanding as of June 30, 1998, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 5.03, ONB has no other authorized capital stock. Except for shares of ONB common stock to be issued in connection with: (i) ONB's dividend reinvestment and stock purchase plan; (ii) ONB's outstanding convertible subordinated debentures; (iii) acquisitions by ONB of other financial institutions or holding companies; and (iv) ONB's restricted stock plan and other employee benefit plans, ONB has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB capital stock. On a consolidated basis as of June 30, 1998, ONB had total shareholders' equity of approximately $485,395,000, which consisted of common stock of $27,639,000, capital surplus of $334,525,000, retained earnings of $107,583,000, and net unrealized gain on available-for-sale securities of $15,648,000.

            (b) ONB has no knowledge of any person or entity who beneficially owns 5% or more of its issued and outstanding shares of common stock.

            5.04. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to Dulaney and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

            5.05. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB and its subsidiaries on a consolidated basis. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

            5.06. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies were true, accurate and complete in all material respects as of the dates of the filings, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

            5.07. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before or by any government agency or authority, arbitration panel or otherwise (nor does ONB have any knowledge of a basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would reasonably be expected to have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis, or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

            (b) Pending Proceedings. Neither ONB nor any of its subsidiaries is:
(i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority having a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance, the violation of which could have a material adverse effect on the financial condition, results of operation, business, assets or capitalization of ONB on a consolidated basis; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations, the violation of which could have a material adverse effect on the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis.

            5.08. Financial Statements and Reports. (a) ONB or its agents have delivered to Dulaney copies of the following financial statements and reports of ONB and its subsidiaries, including the notes thereto (collectively, the "ONB Financial Statements"):

            (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1995, 1996 and 1997, and for the fiscal quarter ended June 30, 1998; and

            (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1995, 1996 and 1997 and for the fiscal quarter ended June 30, 1998.

            (b) The ONB Financial Statements are true, accurate and complete in all material respects and present fairly the consolidated financial position of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the ONB Financial Statements false, misleading or inaccurate in any material respect.

            5.09. Shares to be Issued in Merger. The shares of ONB common stock which Dulaney shareholders will be entitled to receive upon consummation of the Merger pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the NASDAQ National Market System.

            5.10. Shareholder Approval. Approval by ONB's shareholders of the Merger or any other actions contemplated by this Agreement is not required.

            5.11. Accuracy of Statements Made to Dulaney. No representation, warranty or other statement made, or any information provided or to be provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to Dulaney through and including the Effective Time in connection with this Agreement or the Merger contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Merger), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Dulaney's shareholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

            5.12. Contracts. ONB and each of its subsidiaries has performed in all material respects all obligations required to be performed by them under all agreements which are material to ONB on a consolidated basis, and neither ONB nor any of its subsidiaries, to the best knowledge of ONB, is in default under or in breach of, in any material respect, any agreement which is material to ONB on a consolidated basis.

            5.13. Environmental Compliance. To the best knowledge of ONB after reasonable inquiry, ONB and its subsidiaries have conducted their respective businesses in material compliance with the Environmental Laws.

            5.14. Broker's, Finder's or Other Fees. Except for reasonable fees of ONB's attorneys and accountants, no agent, broker or other person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

            5.15. Regulatory Approvals. To the best knowledge of ONB after reasonable inquiry, there currently exists no reason why the granting of any of the state or federal regulatory approvals required for consummation of the Merger would reasonably be expected to be denied or unduly delayed.

            5.16. Representations and Warranties at the Effective Date. All representations and warranties of ONB contained herein shall be true, accurate and complete in all material respects on and as of the Effective Time as though made or given at such time.

            5.17. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties or except as otherwise provided by law, whether statutory, common law or otherwise.

                                   SECTION 6

                              COVENANTS OF DULANEY
                              --------------------

            Dulaney covenants and agrees with ONB, and covenants and agrees to cause Bank, to act as follows:

            6.01. Shareholder Approval. Subject to Section 6.06(b) hereof, Dulaney shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Certificate of Incorporation and By-Laws of Dulaney at the earliest possible reasonable date. Subject to Section 6.06(b) hereof, the Board of Directors of Dulaney shall recommend to Dulaney's shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and shall solicit proxies voting in favor of this Agreement from Dulaney's shareholders.

            6.02. Other Approvals. Dulaney and Bank shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

            6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither Dulaney nor Bank shall, without the prior written consent of ONB:

                        (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification);

                        (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in
                                    Section 5.03 hereof;

                        (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its shareholders except that
                                    (A) Bank may pay cash dividends to Dulaney in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Dulaney and to provide funds for Dulaney's dividends to its shareholders in accordance with this Agreement, and (B) Dulaney may pay to its shareholders its usual and customary semi-annual cash dividend of no greater than six dollars ($6.00) per share for the semi-annual period ending December 31, 1998 and payable in January, 1999, and (C) the lesser of $3.00 per share or the amount that is legally permissible or permitted by Dulaney's Articles of Incorporation to be distributed for any quarterly period thereafter, provided that no dividend may be paid for the quarterly period in which the Merger is consummated if, during such period, Dulaney shareholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement;

                        (iv)        redeem any of its outstanding shares of
                                    common stock;

                        (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business;

                        (vi) purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage their investment portfolios;

                        (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

                        (viii) except for the disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property (excluding the Bank's investment portfolio) or fixed asset constituting a capital investment in excess of $10,000 individually or $25,000 in the aggregate;

                        (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens:
                                    (i) required to be granted in connection with acceptance by Dulaney or Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

                        (x) promote to a new position or increase the rate of compensation (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of Dulaney and Bank), or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Dulaney or Bank;

                        (xi) execute, create, institute, modify, amend or terminate (except with respect to any amendments to the Dulaney Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Dulaney or Bank; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

                        (xii) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Dulaney or Bank;

                        (xiii) hire or employ any new or additional employees of Dulaney or Bank, except those which are reasonably necessary for the proper operation of their respective businesses;

                        (xiv) elect or appoint any officers or directors of Dulaney or Bank who are not presently serving in such capacities;

                        (xv) amend, modify or restate Dulaney's Certificate of Incorporation or ByLaws or Bank's Articles of Association or By-Laws from those in effect on the date of this Agreement and as delivered to ONB hereunder;

                        (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets, of Dulaney or Bank, or enter into any agreement or commitment relative to the foregoing;

                        (xvii) fail to continue to make additions to in accordance with Dulaney's and Bank's past practices and to otherwise maintain in all respects Dulaney's or Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

                        (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

                        (xix) except for obligations disclosed within this Agreement or the Disclosure Statement, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Dulaney Financial Statements or the Subsequent Dulaney Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $10,000;

                        (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

                        (xxi) pay or commit to pay any management or consulting or other similar type of fees; or

                        (xxii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by Dulaney or Bank which exceed $10,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

            (b) Dulaney and Bank shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Dulaney and Bank as of the date of this Agreement.

            6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Dulaney and Bank shall: (a) carry on their business substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their commercially reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that it owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which either of them is a party or by which either of them is or may be subject or bound.

            6.05. Restrictions Regarding Affiliates. Dulaney shall, within thirty (30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Dulaney for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement or within ten
(10) days thereafter, Dulaney shall use its commercially reasonable best efforts to cause each director, executive officer and other person who may be deemed to be such an affiliate of Dulaney to deliver to ONB on or prior to the date of this Agreement a written agreement, substantially in the form as attached hereto as Exhibit A, providing that such person: (a) shall not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of Dulaney Common Stock directly or indirectly owned or held by such person during the thirty (30) day period prior to the Effective Time; and (b) will not sell, pledge, transfer, dispose of or otherwise reduce his or her market risk with respect to the shares of ONB common stock to be received by such person pursuant to this Agreement: (i) until such time as financial results covering at least 30 days of combined operations of ONB and Dulaney have been published as and when required and within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (ii) unless such sales are pursuant to an effective Registration Statement under the 1933 Act or pursuant to Rule 145 under the 1933 Act or another exemption from registration under the 1933 Act.

            6.06. Other Negotiations. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither Dulaney nor Bank shall permit or authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to Dulaney or Bank or to which Dulaney or Bank may become a party (all such transactions are hereinafter referred to as

"Acquisition Transactions"). Dulaney and Bank shall promptly communicate to ONB the terms of any proposal or offer which either of them may receive with respect to an Acquisition Transaction. Dulaney or Bank may, in response to an unsolicitated written proposal with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case only if Dulaney's Board of Directors, determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of Dulaney's Board of Directors in connection with seeking an Acquisition Transaction, and that it is substantially more favorable to the shareholders of Dulaney than the terms of the Merger. This Section 6.06 shall not authorize Dulaney or Bank, or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations relative to an Acquisition Transaction with a third party.

            6.07. Press Releases. Except as required by law, neither Dulaney nor Bank shall issue any press releases or make any other public announcements or disclosures relating to the Merger without the prior consent of ONB, which consent shall not be unreasonably withheld.

            6.08. Disclosure Schedule Update. Dulaney shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Dulaney contained herein materially incorrect, untrue or misleading.

            6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, at all reasonable times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Dulaney and Bank. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Dulaney and Bank and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of Dulaney and Bank. Upon request, Dulaney and Bank shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Dulaney or Bank, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Dulaney or Bank of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Dulaney and Bank, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by Dulaney or Bank herein. ONB shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Merger. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or, at Dulaney's request, returned to Dulaney in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

            6.10. Subsequent Dulaney Financial Statements. As soon as reasonably available after the date of this Agreement, Dulaney shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Dulaney prepared for its internal use, Bank's Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Dulaney Financial Statements"). The Subsequent Dulaney Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the absence of footnotes for interim statements. The Subsequent Dulaney Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

            6.11. Employee Benefits. Neither the terms of Section 7.03 hereof nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Dulaney shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Dulaney; or (b) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

            6.12. Disposition of Dulaney Tax-Qualified Plans. Dulaney and Bank shall take all necessary corporate action to effectuate the disposition of the tax-qualified Dulaney Plans sponsored by them as provided in this Section 6.12 and Section 7.03 hereof.

            (a) Merger of Dulaney 401(k) Plan. The Dulaney 401(k) Profit Sharing Plan ("Dulaney 401(k) Plan") shall be merged with and into the ONB Savings Plan (as hereafter defined). All account balances maintained under the Dulaney 401(k) Plan shall become fully vested on the day on which the Effective Time occurs. From the date of this Agreement through the date on which the Dulaney 401(k) Plan is merged into the ONB Savings Plan, Dulaney and

Bank may continue to make contributions to the Dulaney 401(k) Plan so long as such contributions are comparable in amount to any past contributions to such plan.

            (b) Effective Date of Disposition of Dulaney Plans. The disposition of the Dulaney 401(k) Plan, as described in the preceding provisions of this
Section 6.12, shall be effective as of the last day of the month in which the Effective Time occurs ("Disposition Date"). Effective on and after the Disposition Date, the employees of Dulaney and Bank can become participants under the ONB Savings Plan in accordance with the provisions of Section 7.03(b) hereof.

            (c) Conditions Precedent to Disposition of Dulaney Plans. Not less than thirty (30) days prior to the Effective Time, ONB and Dulaney shall have received the written opinion of counsel to Dulaney directed to both ONB and Dulaney, in form and content satisfactory to ONB and its counsel, to the effect that assuming that the ONB Savings Plan is qualified under Section 401(a) of the Code on the date of the merger, the merger of the Dulaney 401(k) Plan with and into the ONB Savings Plan, will not affect the tax qualified status of either plan.

            (d) Dulaney and Bank shall timely pay in full any early termination fee or premium payable as a result of the merger of the Dulaney 401(k) Plan with the ONB Savings Plans.

            (e) Dulaney and Bank shall cooperate with ONB in and shall take all necessary action to effectuate the disposition of the Dulaney Plans, as provided in Section 7.03 hereof. Dulaney shall be responsible for and shall pay all costs and expenses associated with such disposition.

            6.13 Year 2000.    Dulaney shall:

            (a) Additional Information. Furnish such additional information, statements and other reports with respect to Dulaney's Year 2000 compliance (and its approach to and progress towards achieving compliance) with Section 4.28 hereof as ONB may request from time to time.

            (b) Notice of Changes. In the event of any change in circumstances that causes or will likely cause any of Dulaney's representations and warranties set forth in Section 4.28 hereof ("Year 2000 Compliance") to no longer be true (hereinafter referred to as a "Change in Circumstances"), then Dulaney shall promptly, and in any event within ten (10) days of receipt of information regarding a Change in Circumstances, provide ONB with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause Dulaney's representations and warranties set forth in Section 4.28 hereof to no longer be true. Dulaney shall, within ten (10) days of a request, also provide ONB with any additional information ONB requests of Dulaney in connection with the Notice and/or a Change in Circumstances.

            (c) SEC and Other Reports. Promptly upon its becoming available, furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by Dulaney to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Dulaney with any securities exchange or the Securities and Exchange

Commission or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which Dulaney is a party. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over Dulaney or any of its business, operations or properties.

            (d) Audits. Give any representative of ONB access during all business hours to, and permit such representative to examine, copy or make excerpts from, any and all books, records and documents in the possession of Dulaney and relating to its affairs, and to inspect any of the properties and Systems of Dulaney, and to project test the Systems to determine if they are Year 2000 Compliant in an integrated environment, all at the sole cost and expense of ONB.

                                   SECTION 7

                                COVENANTS OF ONB
                                ----------------

            ONB covenants and agrees with Dulaney as follows:

            7.01. Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Merger. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to Dulaney's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to Dulaney's legal counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

            7.02. SEC Registration. (a) ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Dulaney, prepared for use in connection with the meeting of shareholders of Dulaney referred to in Section
6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in

Section 7.01 hereof, ONB shall provide Dulaney and its counsel with a copy of the Registration Statement and each such other filing and provide an opportunity to comment thereon.

            (b) Any materials or information provided by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

            (c) All filings by ONB with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

            7.03. Employee Benefit Plans. (a) At such time as ONB shall determine, in its sole discretion, but in no event later than January 1, 2000, ONB will make available to the employees of Dulaney and Bank who continue as employees of any subsidiary of ONB after the Effective Time and, further, subject to Section 7.03(b), (c) and (d) hereof, substantially the same employee benefits on substantially the same terms and conditions that ONB may offer to similarly situated officers and employees of its banking subsidiaries from time to time. Until such time as the employees of Dulaney and Bank become covered by the ONB welfare benefit plans, the employees of Dulaney and Bank shall remain covered by the Dulaney Plans which cover such employees, subject to the terms of such plans.

            (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of Dulaney or Bank prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 7.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans;
(ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employee Stock Ownership Plan ("ESOP"). Those officers and employees of Dulaney or Bank who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan and ESOP, based on their age and years of service to Dulaney or Bank, shall become participants thereunder on the first day of the calendar month which coincides with or next follows the Effective Time. Those officers and employees of Dulaney or Bank who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of Dulaney or Bank service, shall become participants thereunder no later than the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Profit Sharing Plan or ESOP on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Profit Sharing Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

            (c) No full-time officer or employee of Dulaney or Bank serving as of the Effective Time shall be subject to any pre-existing condition exclusions under any of ONB's welfare benefit plans if such officer, employee or individual was covered by the corresponding Dulaney welfare benefit plan for more than two hundred seventy (270) days immediately preceding the Effective Time.

            (d) Neither the terms of this Section 7.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Dulaney or Bank shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Dulaney or Bank; or (ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

            (e) ONB shall take any and all actions necessary to effectuate the disposition of the Dulaney Plans provided by Section 6.12 hereof.

            7.04. Authorization of ONB Common Stock. The Board of Directors of ONB shall, prior to the Effective Time, authorize the issuance of the required number of shares of ONB common stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Merger contemplated hereby.

            7.05. Press Releases. Except as required by law, ONB shall not issue any press releases or make any other public announcements or disclosures relating primarily to Dulaney with respect to the Merger without the prior consent of Dulaney, which consent shall not be unreasonably withheld.

            7.06. Indemnification. (a) From and after the Effective Time, ONB shall assume and honor any obligations as provided for and permitted by applicable federal and state law which Dulaney had immediately prior to the Effective Time with respect to the indemnification of each person who is on the date hereof, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Dulaney or was serving at the request of Dulaney as a director or officer of any domestic or foreign corporation, joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of Dulaney's Certificate of Incorporation or By-Laws in effect at the Effective Time against any and all losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of Dulaney. Indemnification of officers and directors of Bank following the Effective Time will be provided to the same extent it is provided from time to time to other persons working in similar capacities for ONB or its subsidiaries following the Effective Time.

            (b) In the event ONB or any of its successors or assigns (1) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of ONB assume the obligations set forth in this
Section 7.06.

            (c) ONB shall maintain in effect for not less than one (1) year from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by Dulaney; provided, however, that ONB may substitute therefor policies with reputable and financially sound carriers for substantially similar coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or relating to matters occurring prior to the Effective Time. ONB shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided for in this Section 7.06.

            (d) The provisions of this Section 7.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee and their respective heirs and representatives.

                                   SECTION 8

                       CONDITIONS PRECEDENT TO THE MERGER
                       ----------------------------------

            8.01. ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

            (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Dulaney and Bank contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

            (b) Covenants. Each of the covenants and agreements of Dulaney and Bank shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

            (c) Deliveries at Closing. ONB shall have received from Dulaney and Bank at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

            (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Dulaney in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

            (e) Regulatory Approvals. The Board of Governors of the Federal Reserve System ("Federal Reserve") shall have authorized and approved or not objected to the Merger on terms and conditions satisfactory to ONB. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger contemplated by this Agreement shall have been obtained on terms and conditions satisfactory to ONB.

            (f) Shareholder Approval. The shareholders of Dulaney shall have approved and adopted this Agreement as required by applicable law and its Certificate of Incorporation.

            (g) Officers' Certificate. Dulaney shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) all the representations and warranties of Dulaney and Bank are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of Dulaney and Bank have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) Dulaney and Bank have satisfied and fully complied with all conditions necessary to make this Agreement effective as to them.

            (h) Tax Opinion. The respective Boards of Directors of the parties to this Agreement shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to the parties hereto, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of Dulaney, except with respect to cash received by Dulaney's shareholders: (i) for fractional shares resulting from application of the Exchange Ratio; or (ii) pursuant to the exercise of dissenters' rights as described in Section 3 hereof.

            (i) Affiliate Agreements. ONB shall have received from Dulaney: (i) a list identifying each affiliate of Dulaney in accordance with Section 6.05 hereof dated as of the Effective Time; and (ii) from each affiliate of Dulaney, the agreements dated as of the date of this Agreement contemplated by Section
6.05 hereof.

            (j) Material Adverse Change. As of the Effective Time, no material adverse change shall have occurred in the financial condition of Dulaney or Bank, on a consolidated basis.

            9.02. Dulaney. The obligation of Dulaney to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Dulaney:

            (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

            (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

            (c) Deliveries at Closing. Dulaney shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Dulaney, listed in Section 11.02(a) hereof.

            (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to shareholders of Dulaney in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the NASDAQ National Market System.

            (e) Regulatory Approvals. The Federal Reserve shall have authorized and approved, or not objected to, the Merger. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger contemplated by this Agreement shall have been obtained.

            (f) Shareholder Approval. The shareholders of Dulaney shall have approved and adopted this Agreement as required by applicable law and its Certificate of Incorporation.

            (g) Officers' Certificate. ONB shall have delivered to Dulaney a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) all the representations and warranties of ONB are true, accurate and correct in all material respects on and as of the Effective Time; (ii) all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

            (h) Tax Opinion. The respective Boards of Directors of the parties to this Agreement shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to the parties hereto, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.06 hereof) to each party hereto and to the shareholders of Dulaney, except with respect to cash received by Dulaney's shareholders: (i) for fractional shares resulting from application of the Exchange Ratio; or (ii) pursuant to the exercise of dissenters' rights as described in Section 3 hereof.

                                   SECTION 9

                             TERMINATION OF MERGER
                             ---------------------

            9.01. Manner of Termination. This Agreement and the Merger may be terminated at any time prior to the Effective Time by written notice delivered by ONB to Dulaney, or by Dulaney to ONB as follows:

            (a)         By ONB or Dulaney, if:

                        (i) the Merger contemplated by this Agreement has not been consummated by July 31, 1999; or

                        (ii) the respective Boards of Directors of ONB and Dulaney mutually agree to terminate this Agreement.

            (b)         By ONB, if:

                        (i)         the Merger will not qualify for
                                    pooling-of-interest accounting treatment for
                                    ONB and such failure to qualify is the
                                    result of actions taken or omitted to be taken by Dulaney or its directors, officers or shareholders other than as permitted hereunder; or

                        (ii) any item, event or information set forth in any supplement, amendment or update to the Disclosure Schedule has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Dulaney and Bank on a consolidated basis; or

                        (iii) there has been a misrepresentation or a breach of any warranty by or on the part of Dulaney or Bank in their representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of ONB, a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Dulaney and Bank on a consolidated basis; provided, however, that in the event of any inaccuracy in the representations and warranties contained in
                                    Section 4.03 hereof relative to the number of issued and outstanding shares of capital stock of Dulaney, ONB shall have the absolute right to terminate this Agreement without regard to the materiality of any such inaccuracy; or

                        (iv) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of Dulaney or Bank; or

                        (v) it shall reasonably determine that the Merger contemplated by this Agreement has become inadvisable or impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, Dulaney, or any subsidiary of ONB or Dulaney, or any director or officer of any of such entities (A) relating to this Agreement or the Merger or (B) which is likely to have a material adverse effect on the business, assets, capitalization, financial condition or results of operations of Dulaney or Bank; or

                        (vi) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Dulaney or Bank as of the Effective Time as compared to that in existence as of June 30, 1998 other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rate or changes in economic, financial or market conditions affecting the banking industry generally in Bank's market area.

            (c)         By Dulaney, if:

                        (i) there has been a misrepresentation or a breach of any warranty by or on the part of ONB in its representations and warranties set forth in this Agreement which has had or would be expected to have, in the reasonable discretion of Dulaney, a material adverse effect on the business, assets, capitalization, financial condition or results of operation of ONB on a consolidated basis; or

                        (ii) there has been a breach of or failure to comply with any covenant set forth in this Agreement by or on the part of ONB; or

                        (iii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis as of the Effective Time as compared to that in existence on June 30, 1998, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in the general level of interest rate or changes in economic, financial or market conditions affecting the banking industry generally in the regions in which ONB and its subsidiaries operate; or

                        (iv) it shall reasonably determine that the Merger contemplated by this Agreement has become inadvisable or impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB (A) relating to this Agreement or the Merger or (B) which is likely to have a material adverse effect on the business, assets, capitalization, financial condition or results of operations of ONB on a consolidated basis; or

                        (v)         Dulaney fulfills the requirements of Section
                                    6.01 hereof but the shareholders of Dulaney do not approve and adopt the Merger and this Agreement.

            9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB or Dulaney and their respective directors, officers, employees, agents and shareholders, except as provided in compliance with the confidentiality provisions of this Agreement set forth in Section 6.09 and Section 7.05 hereof and the payment of expenses set forth in Section 6.09 hereof. Termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   SECTION 10

                          EFFECTIVE TIME OF THE MERGER
                          ----------------------------

            Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of Dulaney with and into ONB as filed with the Indiana and Illinois Secretary of State ("Effective Time"). Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Section 8 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

                                   SECTION 11

                                    CLOSING
                                    -------

            11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 9 hereof have been satisfied and fulfilled, the closing of the Merger ("Closing") shall take place on the Effective Time at a location to be reasonably determined by ONB.

            11.02. Deliveries. (a) At the Closing, ONB shall deliver to Dulaney the following:

                        (i) an opinion of its counsel dated as of the Effective Time and substantially in the form set forth in Exhibit B attached hereto;

                        (ii)        the officers' certificate contemplated by
                                    Section 8.02(h) hereof;

                        (iii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

                        (iv) copies of the resolutions of the Board of Directors of ONB certified by the Secretary of ONB, relative to the approval of this Agreement and the Merger; and

                        (v) such other documents as Dulaney or its legal counsel may reasonably request.

            (b) At the Closing, Dulaney shall deliver to ONB the following:

                        (i) an opinion of its legal counsel dated as of the Effective Time and substantially in the form set forth in Exhibit C attached hereto;

                        (ii)        the officers' certificate contemplated by
                                    Section 8.01(g) hereof;

                        (iii) a list of Dulaney's shareholders as of the Effective Time certified by the President and Secretary of Dulaney;

                        (iv) copies of the resolutions adopted by the Board of Directors of Dulaney certified by the Secretary of Dulaney, relative to the approval of this Agreement and the Merger; and

                        (v) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 12

                                 MISCELLANEOUS
                                 -------------

            12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, however, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the shareholders of Dulaney shall affect the rights of such shareholders in any manner which is materially adverse to such shareholders. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in this Agreement, including, but not limited to, Sections 7.03, 7.05, and 7.06 hereof.

            12.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the Dulaney shareholders shall not be decreased by such an amendment following the adoption and approval of the Merger and this Agreement by the Dulaney shareholders; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

            (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

            12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:                              with a copy to (which shall not
                                          constitute notice):

Old National Bancorp                    Krieg DeVault Alexander & Capehart, LLP
420 Main Street                         One Indiana Square, Suite 2800
P.O. Box 718                            Indianapolis, Indiana 46204-2017
Evansville, Indiana 47705               ATTN: Andrew B. Buroker, Esq.
ATTN: Jeffrey L. Knight, Secretary      Telephone:  (317) 238-6242
      and General Counsel               Telecopier: (317) 636-1507
Telephone:  (812) 464-1363
Telecopier: (812) 464-1567

If to Dulaney or Bank:                  with a copy to (which shall not
                                          constitute notice):

Dulaney Bancorp, Inc.                   Stephen D. Teaford, Esq.
ATTN: John Nichols, President           Duane Morris & Heckscher, LLP
5340 West Washington Street             1 Liberty Place
Indianapolis, Indiana  46240-1510       Philadelphia, Pennsylvania  19103
Telephone:  (317) 243-8211               Telephone:  (215) 979-1220
Telecopier: (317) 243-8214              Telecopier: (215) 979-1020

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

            12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

            12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

            12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

            12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law.

            12.08. Entire Agreement. This Agreement supersedes all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitutes the entire agreement between the parties hereto. Upon the execution of this Agreement by all the parties hereto, the preliminary non-binding Indication of Interest letter, dated June 23, 1998, from ONB and any and all other prior writings of either party relating to the Merger, shall terminate and shall be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

            12.09. Expenses. ONB shall pay its expenses incidental to the Merger contemplated hereby. Dulaney shall pay its expenses incidental to the Merger contemplated hereby; provided, however, that the expenses related to the tax opinion contemplated by Sections 8.01(h) and 8.02(i) hereof shall be paid by ONB.

            12.10 Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank in Evansville, the lead bank of ONB, is open for the transaction of business.

            12.11 Disclosure Schedule. The Disclosure Schedule attached hereto is intended to be and hereby is specifically made a part of this Agreement.

                                 * * * * * * *

            IN WITNESS WHEREOF, ONB and Dulaney have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

                                         OLD NATIONAL BANCORP


                                         By:  /s/ Ronald B. Lankford
                                            -----------------------------------
                                            Ronald B. Lankford, President and
                                            Chief Operating Officer
ATTEST:


By:  /s/ Jeffrey L. Knight
   --------------------------------------
   Jeffrey L. Knight, Corporate Secretary


                                         DULANEY BANCORP, INC.


                                         By:  /s/ John Nichols
                                            -----------------------------------
                                            John Nichols, President

ATTEST:


By:  /s/ William F. George
   --------------------------------------
   William F. George, Corporate Secretary

                                                                     APPENDIX B

                        ILLINOIS DISSENTERS' RIGHTS LAW
              UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983


5/11.65.  RIGHT TO DISSENT

      s 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

            (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

            (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

            (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

            (i)         alters or abolishes a preferential right of such shares;

            (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

            (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

            (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
      Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

      (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

      (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.


5/11.70.  PROCEDURE TO DISSENT

      s 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

      (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

      (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

      (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

      (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

      (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

      (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

      (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

      (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection
(c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

            (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

            (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

      If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

      (j) As used in this Section:

            (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

            (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following Exhibits are being filed as part of this Registration
Statement:

      2     Agreement of Affiliation and Merger (included as Appendix A to
            Prospectus)

      3(i) Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on Form S-4, File No. 33-57207, dated January 22, 1993)

      3(ii) By-Laws of the Registrant (incorporated by reference to Registrant's
            Registration Statement on Form S-4, File No. 33-80670, dated June 23, 1994)

      4 (a) the description of Registrant's common stock contained in its Current Report on Form 8-K, dated January 6, 1983 (incorporated by reference thereto), and (b) the description of Registrant's Preferred Stock Purchase Rights contained in Registrant's Form 8-A, dated March 1, 1990, including the Rights Agreement, dated March 1, 1990, between the Registrant and Old National Bank in Evansville, as Trustee (incorporated by reference thereto)

      5     Opinion of Krieg DeVault Alexander & Capehart, LLP re: legality

      8 Tax Opinion of Krieg DeVault Alexander & Capehart, LLP copy re: certain federal income tax matters

      10 Material Contracts (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and to the Distribution Agreement set forth in Exhibit 1 of the Registrant's Registration Statement on Form S-3, File No. 33-55222, dated December 2, 1992)

      21    Subsidiaries of the Registrant

      23.01 Consent of Krieg DeVault Alexander & Capehart, LLP (included in Opinion of Krieg DeVault Alexander & Capehart, LLP re: legality at
            Exhibit 5)

      23.02 Consent of Arthur Andersen LLP

      23.03 Consent of McGee Rice & Wheat, Inc.

      24    Powers of Attorney

      99.01 Form of Proxy

ITEM 22.  UNDERTAKINGS.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

            (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on December 17, 1998.

                                              OLD NATIONAL BANCORP


                                              By: /s/ RONALD B. LANKFORD
                                                 ------------------------------
                                                  Ronald B. Lankford, President


      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of December 17, 1998.

Name                                             Title
----                                             -----
/s/ JAMES A. RISINGER           Chairman of the Board, Director and Chief
-----------------------------   Executive Officer (Chief Executive Officer)
James A. Risinger

/s/ JOHN POELKER                Senior Vice President (Chief Financial
-----------------------------   Officer and Principal Accounting Officer
John Poelker

DAVID L. BARNING*               Director
-----------------------------
David L. Barning

RICHARD J. BOND*                Director
-----------------------------
Richard J. Bond

ALAN W. BRAUN *                 Director
-----------------------------
Alan W. Braun

WAYNE A. DAVIDSON*              Director
-----------------------------
Wayne A. Davidson

LARRY E. DUNIGAN*               Director
-----------------------------
Larry E. Dunigan

DAVID E. ECKERLE*               Director
-----------------------------
David E. Eckerle

THOMAS B. FLORIDA*              Director
-----------------------------
Thomas B. Florida

PHELPS L. LAMBERT*              Director
-----------------------------
Phelps L. Lambert

RONALD B. LANKFORD*             President and Director
-----------------------------
Ronald B. Lankford

LUCIEN H. MEIS*                 Director
-----------------------------
Lucien H. Meis

LOUIS L. MERVIS*                Director
-----------------------------
Louis L. Mervis

LAWRENCE D. PRYBIL*             Director
-----------------------------
Lawrence D. Prybil

JOHN N. ROYSE*                  Director
-----------------------------
John N. Royse

MARJORIE Z. SOYUGENC*           Director
-----------------------------
Marjorie Z. Soyugenc

CHARLES D. STORMS*              Director
-----------------------------
Charles D. Storms


                                         *By:  /s/ JEFFREY L. KNIGHT
                                             -----------------------------
                                             Attorney-in-Fact

                                         Print Name:   Jeffrey L. Knight
                                                    ----------------------